Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel-Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel-Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel-Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel-Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel-Lucent or its business or operations. Except as required by law, Alcatel-Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus / Offer to Exchange, dated November 12, 2015 included in the Registration Statement on Form F-4 filed by Nokia with the SEC on November 12, 2015 (the “Registration Statement”), the Solicitation / Recommendation

Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) filed by Nokia with the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) filed by Alcatel Lucent with the AMF (including the letters of transmittal and related documents and in each case as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, are or will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

PUBLIC EXCHANGE OFFER

RELATING TO THE SHARES AND BONDS CONVERTIBLE INTO NEW SHARES OR

EXCHANGEABLE FOR EXISTING SHARES (OCEANES) OF THE COMPANY

INITIATED BY

NOKIA CORPORATION

INFORMATION RELATING IN PARTICULAR TO THE LEGAL, FINANCIAL AND

ACCOUNTING ASPECTS OF ALCATEL LUCENT

(« INFORMATIONS RELATIVES AUX CARACTÉRISTIQUES NOTAMMENT JURIDIQUES,

FINANCIÈRES ET COMPTABLES D’ALCATEL LUCENT »)

This document relating to the other information of Alcatel Lucent was filed with the AMF on November 17, 2015 in accordance with the provisions of article 231-28 of its General Regulation and Instruction n°2006-07 of the AMF dated 25 July 2006 relating to public exchange offers. It was prepared under the responsibility of Alcatel Lucent.

This document is an unofficial English-language translation of the “other information” document of Alcatel Lucent (document “autres informations” d’Alcatel Lucent) prepared and filed with the AMF on November 17, 2015 in accordance with the provisions of Article 231-28 of its General Regulation and Instruction n°2006-07 of the AMF dated 25 July 2006. In the event of any differences between this unofficial English-language translation and the official French document, the official French document shall prevail.

Alcatel Lucent is advised by Zaoui & Co. This document supplements the response offer document prepared by Alcatel Lucent in relation to the exchange offer launched by Nokia for the Alcatel Lucent shares and bonds convertible or exchangeable with newly issued or existing Alcatel Lucent shares (OCEANEs) and cleared by the AMF on November 12, 2015 by way of visa number 15-574, pursuant to a clearance decision dated as of the same day (the “Response Offer Document”).

The French version of this document and the French version of the Response Offer Document are available on the Internet websites of Alcatel Lucent (http://www.alcatel-lucent.com) and the AMF (www.amf-france.org), and may be obtained free of charge from:

Alcatel Lucent

148-152, route de la Reine

92100 Boulogne- Billancourt

A press release will be disseminated in accordance with the provisions of articles 231-28 and 221-3 of the AMF general regulations, no later than the day preceding the opening of the Offer, explaining to the public how this document will be made available to it.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

1.	INTRODUCTION

The present document is established, pursuant to the provisions of Section 231-28 of the AMF general regulations, by Alcatel Lucent, public limited company (société anonyme) with a share capital of EUR 142,075,407.751 divided in 2,841,508,155 shares with a nominal value of EUR 0,05 each, having its registered office at 148/152 Route de la Reine, 92100 Boulogne-Billancourt, France, registered in the Nanterre Trade and Companies Register under No. 542 019 096 (“Alcatel Lucent” or the “Company”), in the context of the public exchange offer initiated by Nokia Corporation, a company organized and existing under the laws of Finland, registered in the Finnish Trade Register, under No. 0112038-9, with registered office at Karraportti 3, FI-02610 Espoo, Finland (“Nokia” or the “Offeror”), for the shares and OCEANEs issued by Alcatel Lucent (the “Offer”).

Pursuant to Section III of Book II, and more specifically Articles 232-1 et seq. of the AMF general regulations, Nokia irrevocably offers to the shareholders and holders of OCEANEs of Alcatel Lucent to exchange pursuant to the conditions described in the draft offer document filed with the AMF by Nokia on October 29, 2015 and which received AMF clearance on November 12, 2015 (“Draft Offer Document”)

•	all the shares of the Company listed on Euronext Paris (Compartment A) under code ISIN FR0000130007, mnemonic “ALU” (the “Shares”) at an exchange ratio of 0.5500 Nokia share for 1 Share;

•	all the OCEANEs 2018 (as defined in Section 1.3.3 of the Response Offer Document) of the Company listed on Euronext Paris under code ISIN FR0011527225, mnemonic “YALU”, at an exchange ratio of 0.6930 Nokia share for 1 OCEANE 2018;

•	all the OCEANEs 2019 (as defined in Section 1.3.3 of the Response Offer Document) of the Company listed on Euronext Paris under code FR0011948306, mnemonic “YALU1”, at an exchange ratio of 0.7040 Nokia share for 1 OCEANE 2019;

•	all the OCEANEs 2020 (as defined in Section 1.3.3 of the Response Offer Document) of the Company listed on Euronext Paris under code FR0011948314, mnemonic “YALU2”, at an exchange ratio of 0.7040 Nokia share for 1 OCEANE 2020;

the OCEANEs 2018, OCEANEs 2019 and OCEANEs 2020 shall, henceforth, be referred to as the “OCEANEs” and, together with the Shares, as the “Securities”.

Pursuant to the Offer Document, the Offer concerns:

•	all the Shares of the Company:

•	which are already issued (including Shares held in treasury), namely, according to the Offer Document and to the Company’s knowledge[1], 2,841,508,155 Shares; and

•	which may be issued before the closing of the Offer or the Reopened Offer (as this term is defined in Section 1.3.12 of the Response Offer Document), following (i) the conversion of OCEANEs (namely, to the Company’s knowledge[1], a maximum of 801,221,218 Shares), (ii) the exercise of Alcatel Lucent stock options (namely, to the Company’s knowledge[1], a maximum of 81,040,440 Shares) (the “Stock Options”);

namely, a maximum number of 3,723,769,813 Shares targeted by the Offer, at the date of the Offer Document;

[1]	As of October 31, 2015.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

•	all of the Company’s 2018 OCEANEs, namely, according to the Offer Document and to the Company’s knowledge, 349,413,670 2018 OCEANEs.

•	all of the Company’s 2019 OCEANEs, namely, according to the Offer Document and to the Company’s knowledge, 167,500,000 2019 OCEANEs.

•	all of the Company’s 2020 OCEANEs, namely, according to the Offer Document and to the Company’s knowledge, 114,499,995 2020 OCEANEs.

The performance shares of Alcatel Lucent (the “Performance Shares”) are not targeted by the Offer, unless they have vested prior to the date of closing of the Offer or the Reopened Offer and are made available pursuant to the applicable legal and statutory provisions (disability or death of the beneficiary). The Performance Shares vested and held by beneficiaries who are French tax residents but subject to a holding period may be tendered into the Offer subject to conditions described under Section 1.3.5 of the present draft response offer document; the remaining holding period being transferred to the Nokia shares received in exchange, in accordance with Article 225-197-1(III) of the French Commercial Code.

The Offer is subject to the following conditions precedent, described in detail in Section 1.3.10 of the Response Offer Document:

•	tender into the Offer and the U.S. Offer (as defined below) Shares representing more than 50% of the Company Shares on a fully diluted basis on the date of the publication by the AMF of the results of the Offer taking into account the results of the U.S. Offer; and

•	approval by the extraordinary general meeting of Nokia’s shareholders, convened on October 22, 2015 and scheduled to take place on December 2, 2015, of the resolution related to the authorization of the board of directors to resolve on the issuance of the Nokia shares as consideration for the Securities tendered into the Offer or, as the case may be, into the Reopened Offer.

The Offer is presented by Société Générale which, in accordance with the provisions of Article 231-13 of the AMF general regulations, guarantees the content and the irrevocable nature of the undertakings given by the Offeror in relation to the Offer.

The Offer will be conducted using the standard procedure in accordance with the provisions of Articles 232-1 et seq. of the AMF general regulations.

A separate offer is made in the United States, on financial conditions which are identical to those of this Offer, to all holders of American Depositary Shares of Alcatel Lucent listed on the New York Stock Exchange (the “NYSE”) under the symbol “ALU” (the “ADSs”) wherever located, as well as to all U.S. holders of Shares and OCEANEs (the “U.S. Offer”).

Holders of ADSs and U.S. holders of Shares and OCEANEs may not tender their Securities in the Offer. The holders of ADSs, wherever located, and the U.S. holders of Shares and OCEANEs may only tender their Securities in the U.S. Offer.

Holders of ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

2.	INFORMATION RELATING IN PARTICULAR TO THE LEGAL, FINANCIAL AND ACCOUNTING ASPECTS OF ALCATEL LUCENT

This document is an update of the information relating in particular to the legal, financial and accounting aspects of Alcatel Lucent included in the Company Document de Référence filed with the AMF on March 20, 2015 under number D.15-0179 (the “Document de Référence”), which is incorporated herein by reference, and are completed by the information included in section 3 below.

The Document de Référence is available in electronic form on the Internet websites of Alcatel Lucent (www.alcatel-lucent.com) and the AMF (www.amf-france.org) and may be obtained free of charge from the Company at 148-152, route de la Reine, 92100 Boulogne-Billancourt.

3.	RECENT EVENTS OCCURRED AS FROM THE REGISTRATION OF THE DOCUMENT DE REFERENCE OF ALCATEL LUCENT

3.1	ALCATEL LUCENT’S SHARE CAPITAL STRUCTURE AND OWNERSHIP

As of October 31, 2015, and to the Company’s knowledge, the share capital of Alcatel Lucent amounts to EUR 142,075,407.75 and was divided into 2,841,508,155 ordinary shares of EUR 0.05 par value, fully paid up and all of the same class.

As of June 30, 2015, to the knowledge of the Company, the issued and outstanding shares of Alcatel Lucent are held as follows:

	Capital on the basis of outstanding shares at 06.30.2015			THEORETICAL voting rights on the basis of outstanding shares at 06.30.2015(1)		Voting rights EXERCISABLE AT SHAREHOLDERS’ MEETING on the basis of outstanding shares at 06.30.2015(2)
Shareholders	Number of shares	% of capital	Double voting rights	Total number of voting rights	% of voting rights	Total number of voting rights	% of voting rights

The Capital Group Companies, Inc.(3)	281,970,300	9.95%	—	281,970,300	9.78%	281,970,300	9.92%

Odey Asset Management, LLP(3)	139,392,500	4.92%	—	139,392,500	4.84%	139,392,500	4.90%

Black Rock Inc.(3)	114,609,500	4.04%	—	114,609,500	3.98%	114,609,500	4.03%

Caisse des Dépôts et Consignations(3)(4)	101,498,600	3.58%	8,243,622	109,742,222	3.81%	109,742,222	3.86%

DNCA(3)	85,074,900	3.00%	—	85,074,900	2.95%	85,074,900	2.99%

Aviva Plc(3)	56,354,800	1.99%	—	56,354,800	1.95%	56,354,800	1.98%

Amundi(3)(5)	42,737,400	1.51%	—	42,737,400	1.48%	42,737,400	1.50%

FCP 2AL(5)	32,778,404	1.16%	32,708,499	65,486,903	2.27%	65,486,903	2.30%

Other institutional investors(3)	1,129,716,700	39.86%	18,173	1,129,734,873	39.19%	1,129,734,873	39.74%

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

	Capital on the basis of outstanding shares at 06.30.2015			THEORETICAL voting rights on the basis of outstanding shares at 06.30.2015(1)		Voting rights EXERCISABLE AT SHAREHOLDERS’ MEETING on the basis of outstanding shares at 06.30.2015(2)
Shareholders	Number of shares	% of capital	Double voting rights	Total number of voting rights	% of voting rights	Total number of voting rights	% of voting rights

Treasury stock held by Alcatel Lucent(6)	13,006,408	0.46%	—	13,006,408	0.45%	—	—

Treasury stock held by subsidiaries(6)	27,110,113	0.96%	—	27,110,113	0.94%	—	—

Public	810,210,667	28.58%	7,269,016	817,479,683	28.36%	817,479,683	28.76%

Total	2,834,460,292	100%	48,239,310	2,882,699,602	100%	2,842,583,081	100%

(1)	Theoretical voting rights calculated pursuant to Article 223-11 of the AMF general regulations. The theoretical voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.
(2)	The voting rights exercisable at Shareholders’ Meeting do not include shares which have no voting rights.
(3)	Information based on Alcatel Lucent TPI Report as of June 30, 2015 and IPREO shareholders report as of June 30, 2015.
(4)	Including the shares held by BPI Participations France.
(5)	Information based on declarations made by the holders of Alcatel Lucent Shares.
(6)	Alcatel Lucent Shares held in treasury by Alcatel or its subsidiaries do not have voting rights pursuant to applicable French law so long as held in treasury.

3.2	DIRECT OR INDIRECT HOLDINGS IN THE COMPANY’S SHARE CAPITAL DISCLOSED PURSUANT TO THE CROSSING OF A THRESHOLD OR A TRANSACTION ON SECURITIES

To the Company’s knowledge, as of June 30, 2015, the issued and outstanding shares of Alcatel Lucent are held as described in Section 3.1 above.

Since March 14, 2015, the Company has been informed of reaching the following thresholds:

Declaring Company	Date of threshold crossing	% share capital	% voting rights declared

Amundi	16/04/2015	NC	1.99

Amundi	17/04/2015	NC	2.00

Amundi	20/04/2015	NC	1.99

Odey Asset Management LLP	20/04/2015	5.04	4.95

Odey Asset Management LLP	21/04/2015	5.27	5.18

Amundi	07/05/2015	NC	2.10

DNCA Finance	25/06/2015	3.00	NC

Odey Asset Management LLP	02/07/2015	4.92	4.84

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Declaring Company	Date of threshold crossing	% share capital	% voting rights declared

The Capital Group Companies, Inc.	08/07/2015	10.08	9.92

The Capital Group Companies, Inc.	09/07/2015	9.95	9.79

Aviva plc	27/07/2015	2.00	NC

DNCA Finance	29/07/2015	3.07	NC

Credit Suisse Group	31/08/2015	1.78	NC

Credit Suisse Group	09/09/2015	2.05	NC

Odey Asset Management LLP	06/11/2015	5.08	4.99

From January 1, 2014 to March 13, 2015, Alcatel Lucent has been notified of declarations pursuant to the crossing of legal thresholds and thresholds set forth in its articles of association reproduced on page 236 of the 2014 Document de référence filed with the AMF on March 20, 2015 under number D.15-0179.

3.3	COMPOSITION OF THE BOARD OF DIRECTORS

As of the date of the present document, the board of directors of Alcatel Lucent consists of the following members:

•	Philippe Camus, Chairman, Chief Executive Officer and director

•	Jean C. Monty, Vice-Chairman and independent director

•	Francisco Caio, independent director

•	Carla Cico, independent director

•	Kim Crawford-Goodman, independent director

•	Stuart E. Eizenstat, independent director

•	Louis R. Hughes, independent director

•	Olivier Piou, independent director

•	Jean-Cyril Spinetta, independent director

•	Sylvia Summers, independent director

The Board of directors of Alcatel Lucent also includes two board observers allowing the presence of members of the Fonds Commun de Placement Actionnariat (FCP 2AL) during meetings of the Board of directors:

•	Laurent du Mouza

•	Gilles Le Dissez

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

3.4	FIRST HALF 2015 FINANCIAL REPORT

Since the registration of the Document de Référence, the Company has published its financial report relating to the first half ended June 30, 2015 (the “H1 Financial Report”), which is incorporated herein by reference. The entire H1 Financial report, which includes in particular the unaudited condensed consolidated interim financial statements of Alcatel Lucent for the first semester ended June 30, 2015 and the relating report of the auditors are available on the Internet website of the Company in the “Regulated Information” (www.alcatel-lucent.com/investors/regulated-information).

The press release dated August 5, 2015 relating to the H1 Financial Report is attached as Annex A of this document.

3.5	OTHER PRESS RELEASES AND INFORMATION DISSEMINATED AS FROM THE REGISTRATION OF THE DOCUMENT DE RÉFÉRENCE OF ALCATEL LUCENT

The other press releases disseminated as from the registration of the Document de Référence are attached as Annex A of this document. These press releases are also available on the Internet website of the Company in the “Press Releases” section (www.alcatel-lucent.com/press).

The other press releases and information disseminated by the Company are as follows:

March 23, 2015	Monthly information regarding the total number of voting rights and the total number of shares of the Company

March 25, 2015	Alcatel-Lucent announces the filing and availability of the 2014 “Document de Référence” and the 2014 Annual Report on Form 20-F

April 3, 2015	Information concerning the availability of all explanatory documentation to the Shareholders’ Meeting to be held on May 26, 2015

April 14, 2015	Statement regarding Nokia/Alcatel-Lucent media speculation

April 15, 2015	Nokia and Alcatel-Lucent to combine to create an innovative leader in next-generation technology and services for an IP connected world

April 17, 2015	Monthly information regarding the total number of voting rights and the total number of shares of the Company

May 7, 2015	Alcatel-Lucent Reports Q1 2015 results

May 18, 2015	Information Regarding The Amendments To The Instruments And Terms Of The Long-Term Compensation Schemes Of The Employees Of The Group And Of The Chief Executive Officer In The Context Of The Contemplated Public Exchange Offer By Nokia On Alcatel Lucent

May 20, 2015	Monthly information regarding the total number of voting rights and the total number of shares of the Company

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

May 26, 2015	Alcatel-Lucent: results of Shareholders’ meeting of May 26, 2015

June 4, 2015	Alcatel-Lucent completes the consultation of its French Group Committee in connection with the proposed combination with Nokia

June 11, 2015	Monthly information regarding the total number of voting rights and the total number of shares of the Company

June 17, 2015	U.S. Department of Justice permits Nokia and Alcatel-Lucent to proceed with proposed combination

July 15, 2015	Monthly information regarding the total number of voting rights and the total number of shares of the Company

July 21, 2015	Alcatel-Lucent announces today the beginning of exclusive negotiations with the Selha Group to acquire the EU site

July 24, 2015	European Commission approves Nokia’s proposed acquisition of Alcatel-Lucent

July 30, 2015	Alcatel-Lucent announces governance structure to prepare company for proposed combination with Nokia

July 30, 2015	Alcatel-Lucent Reports Q2 2015 Results

July 31, 2015	Alcatel-Lucent USA Inc. offers to purchase up to $300 million aggregate principal amount of its outstanding 6.750% senior notes due in 2020

August 3, 2015	Information regarding Michel Combes’ resignation from his office as chief executive officer and director of the company

August 3, 2015	Information regarding the non-compete agreement entered into between Mr. Michel Combes and the company

August 3, 2015	Decisions of the Board of Directors dated July 29, 2015 relative to the governance of the company

August 5, 2015	Alcatel-Lucent to publish its first half report to June 30, 2015

August 12, 2015	Monthly information regarding the total number of voting rights and the total number of shares of the Company

August 14, 2015	Alcatel-Lucent announced further step towards proposed combination with Nokia with filing by Nokia of preliminary draft of registration statement on Form F-4 with SEC

September 2, 2015	Alcatel-Lucent and Alcatel-Lucent USA Inc. announce results of Alcatel-Lucent USA Inc. tender offer process under terms announced on 31 July 2015

September 7, 2015	Alcatel-Lucent : advice of the « Haut Comité de Gouvernement d’entreprise »

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

September 11, 2015	Alcatel-Lucent Board of Directors response on the recommendations of the « High Committee on Corporate Governance » of France

September 11, 2015	Monthly information regarding the total number of voting rights and the total number of shares of the Company

October 6, 2015	Alcatel-Lucent to retain undersea cables unit as wholly-owned subsidiary

October 13, 2015	Monthly information regarding the total number of voting rights and the total number of shares of the Company

October 29, 2015	Alcatel-Lucent’s Board of Directors issues favorable opinion on public exchange offer filed by Nokia

October 29, 2015	Alcatel-Lucent Reports Q3 2015 Results

November 12, 2015	Availability of Alcatel-Lucent’s response offer document in connection with public exchange offer initiated by Nokia

November 13, 2015	Monthly information regarding the total number of voting rights and the total number of shares of the Company

3.6	ALCATEL LUCENT SHAREHOLDERS GENERAL MEETING

The ordinary and extraordinary Alcatel Lucent shareholders general meeting was held on May 26, 2015 and all the resolutions on the agenda were approved.

These resolutions were as follows:

(i)	Resolutions submitted to the ordinary general meeting:

•	Approval of the financial statements for the fiscal year ended on December 31, 2014 (1st resolution);

•	Approval of the consolidated financial statements for the fiscal year ended on December 31, 2014 (2nd resolution);

•	Earnings – Allocation of earnings (3rd resolution);

•	Appointment of Mrs Sylvia Summers as Director (4th resolution);

•	Renewal of the term of office of Mr. Stuart E. Eizenstat as Director (5th resolution);

•	Renewal of the term of office of Mr. Louis R. Hughes as Director (6th resolution);

•	Renewal of the term of office of Mr. Olivier Piou as Director (7th resolution);

•	Appointment of Mr. Laurent du Mouza as Board Observer (8th resolution);

•	Advisory opinion on the components of the compensation of Mr. Michel Combes, Chief Executive Officer for the fiscal year ended on December 31, 2014 (9th resolution);

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

•	Advisory opinion on the components of the compensation of Mr. Philippe Camus, Chairman of the Board of Directors for the fiscal year ended on December 31, 2014 (10th resolution);

•	Authorization to the Board of Directors to trade in the Company’s own shares (11th resolution);

(ii)	Resolutions submitted to the extraordinary general meeting:

•	Authorization to the Board of Directors to reduce the share capital through cancellation of treasury shares (12th resolution);

•	Delegation of authority to the Board of Directors to issue, WITH preferential subscription rights, shares and/or securities governed by Articles L. 228-92 alinea 1er, L. 228-93 alineas 1 et 3 and L. 228-94 alinea 2 of the French Commercial Code (13th resolution);

•	Delegation of authority to the Board of Directors to issue – WITHOUT preferential subscription rights – shares and/or securities governed by Articles L. 228-92 alinea 1, L. 228-93 alineas 1 and 3, and L. 228-94 alinea 2 of the French Commercial Code through public offerings (14th resolution);

•	Delegation of authority to the Board of Directors to issue, WITHOUT preferential subscription rights, shares and/or securities governed by Aricles L. 228-92 alinea 1, L. 228-93 alineas 1 and 3 and L. 228-94 alinea 2 of the French Commercial Code through private placements in accordance with Article L. 411-2 II of the French Monetary and Financial Code (15th resolution);

•	Delegation of authority to the Board of Directors to increase the number of securities to be issued in the event of a capital increase WITH or WITHOUT preferential subscription rights (16th resolution);

•	Delegation of authority to the Board of Directors to issue, WITHOUT preferential subscription rights, shares or securities governed by Articles L. 228-92 alinea A, L. 228-93 alineas 1 and 3 and L. 228-94 alinea 2 of the French Commercial Code in payment of contributions in kind of equity securities or securities giving access to share capital (17th resolution);

•	Delegation of authority to the Board of Directors to increase the share capital of the Company through the capitalization of reserves, profits, premiums, or other items (18th resolution);

•	Determination of the price of ordinary shares or securities governed by Articles L. 228-92 alinea 1er, L. 228-93 alineas 1 and 3 or L. 228-94 alinea 2 of the French Commercial Code issued WITHOUT preferential subscription rights within the limit of 10% of the share capital per year (19th resolution);

•	Delegation of authority to the Board of Directors to decide the issuance, WITHOUT preferential subscription rights, of shares or securities governed by Articles L. 228-92 alinea 1, L. 228-93 alineas 1 and 3 and L. 228-94 alinea 2 of the French Commercial Code reserved for members of saving plans (20th resolution);

•	Delegation of authority to the Board of Directors to allot – WITHOUT preferential subscription rights ( performance related shares, issued or to be issued, to employees and corporate officers subject to performance conditions (21st resolution);

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•	Amendment of the Article 21 of Company’s By-laws – Compliance with Article R. 225-85 of the French Commercial Code as modified by Decree n°2014-1466 of December 8, 2014 (22nd resolution);

•	Powers to carry-out formalities (23rd resolution).

3.7	RISK FACTORS

Risk factors relating to Alcatel Lucent are described in the Document de Référence and in the H1 Financial Report.

These risks still exist and, as of the date hereof, Alcatel Lucent is not aware of any other material operating or financial risk regarding Alcatel Lucent. Investors should take note that the list of risk factors included in the Document de Référence and in the H1 Financial Report is not exhaustive and other risks may exist, being totally or partially unknown or whose occurrence was contemplated at the date hereof, likely to have a material adverse effect on Alcatel Lucent, its financial situation and/or its earnings.

3.8	LITIGATION

Litigations involving Alcatel Lucent are described in the Document de Référence and in the H1 Financial Report. At the date hereof, Alcatel Lucent does not take any part in any other litigation, judicial or arbitration proceeding involving the Company other than those described in the Document de Référence and in the H1 Financial Report likely to have a material adverse effect on the financial situation or the profitability of the Group.

To the Company’s knowledge, the Company is not threaten nor involved in any state, judicial or arbitration proceeding having caused or likely to cause any material adverse effect on the financial situation or on the profitability of the Company and/or the Group for the last twelve months.

4.	PERSONS RESPONSIBLE FOR THE DRAFT RESPONSE OFFER DOCUMENT

“I certify that this document, filed on November 17, 2015 with the AMF and which will be disseminated no later than the day before the opening of the Offer, contains all of the information required by Article 231-28 of the AMF general regulations and by Instruction n°2006-07 of the AMF, in the context of the exchange tender offer initiated by Nokia for the shares of Alcatel Lucent and the OCEANEs of Alcatel Lucent.

To my knowledge, these information are accurate and do not contain any omissions that may alter the content thereof.”

Philippe Camus

Chairman and Chief Executive Officer

ANNEX A

Other press releases and information disseminated as from the registration of Alcatel Lucent’s Document de Référence

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Monthly information regarding the total number of voting rights and the total number of shares of the Company

Article L. 233-8-II of the Commercial Code and article 223-16 of General Regulation of the AMF

Information related to February 2015

Date: February 28, 2015

Total number of shares: 2,823,165,192

Total number of voting rights:

Total of theoretical voting rights: 2,873,029,743

Total of voting rights exercisable at shareholders’ meeting*: 2,832,909,416

*	Total of voting rights exercisable at shareholders’ meeting = total number of voting rights attached to the shares – shares held by the issuer or its subsidiaries without voting rights

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Alcatel-Lucent announces the filing and availability of the 2014 ‘Document de Référence’ and the 2014 Annual Report on Form 20-F

Paris, March 25, 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) announces that the 2014 Document de Référence and the 2014 Annual Report on Form 20-F have been filed with the French Autorité des marchés financiers (AMF) and the U.S. Securities and Exchange Commission (SEC) respectively.

These documents can be downloaded from our website at (http://www.alcatel-lucent.com), Investors and Shareholders pages, Regulated Information page, as well as from the AMF website for the French 2014 Document de Référence (http://www.amf-france.org), and from the SEC website for the 2014 Annual Report on Form 20-F (http://www.sec.gov).

The information contained in the 2014 Annual Report on Form 20-F filed with the U.S. SEC, together with information contained in the Additional Information, both of which are in English, is equivalent to the information provided in French in the 2014 Document de Référence filed with the AMF.

The French 2014 Document de Référence, as well as the Annual Report on Form 20-F, the latter together with the Additional Information, include:

•	The Annual Financial Report.

•	The Statutory Auditors’ Report on Alcatel-Lucent’s parent company and consolidated financial statements.

•	The Statutory Auditors’ Special Report on regulated agreements and commitments involving certain related parties.

•	The Report of the Chairman of the Board of directors concerning the conditions for preparing and organizing the work of the Board, internal control procedures and risk management.

•	The Statutory Auditors’ Report concerning the Report of the Chairman of the Board.

•	The information related to the Auditors’ fees.

•	The information required for the stock repurchase program.

In accordance with the French “Grenelle 2” legislation, a summary of the economic, environmental and social aspects of the company’s activities is included.

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Information concerning the availability of all the explanatory documentation to the Shareholders’ Meeting to be held on May 26, 2015

Paris, April 3, 2015 – Alcatel Lucent (Euronext Paris and NYSE: ALU) informs its shareholders that the combined shareholders’ Meeting will be held on Wednesday, May 26, 2015 at 2:30PM (Paris time) at the Palais des Congrès, 2 Place de la Porte Maillot – 75017 Paris, France.

The notice of meeting (avis de convocation) including the agenda and the draft of all resolutions was published on April 1, 2015 in the French official bulletin of legal notices (BALO).

The notice also explains how to participate and vote at this meeting.

Documents relating to this Shareholders’ meeting are available in the “Investors and Shareholders / Annual General Meeting 2015” section of the Alcatel Lucent’s website (www.alcatel-lucent.com) and in particular, the report of the Board of directors on resolutions.

Other documents and information according to articles R. 225-73, R. 225-81 and R. 225-83 of the French Commercial Code are available for the shareholders under legal and regulatory conditions.

Shareholders will be asked in particular to:

•	appoint, as Director, Mrs. Sylvia Summers, for 3 years;

•	renew the appointment as Director of Mssrs. Stuart E. Eizenstat, Louis R. Hughes and Olivier Piou for 3 years;

•	appoint, as Board Observer, Mr. Laurent du Mouza, employee and member of the Alcatel-Lucent mutual fund, according to the By-laws of the Company, for 3 years;

•	give a favorable opinion on the components of the compensation to Mr. Michel Combes, Chief Executive Officer and to Mr. Philippe Camus, Chairman of the Board of Directors (Say on pay);

•	renew all financial delegations and the authorization to allot performance shares;

•	to amend the Article 21 of the Company’s by-laws in order to comply with the new provisions of Article R. 225-85 of the French Commercial Code.

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Statement regarding Nokia/Alcatel-Lucent media speculation

Paris, April 14, 2015

In relation to recent media speculation Nokia and Alcatel-Lucent confirm that they are in advanced discussions with respect to a potential full combination, which would take the form of a public exchange offer by Nokia for Alcatel-Lucent. There can be no certainty at this stage that these discussions will result in any agreement or transaction.

A further announcement will be made when appropriate.

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Nokia and Alcatel-Lucent to combine to create an innovative leader in next-generation technology and services for an IP connected world

Nokia and Alcatel-Lucent to combine to create an innovative leader in next-generation technology and services for an IP connected world

Helsinki & Paris, April 15, 2015 – Nokia and Alcatel-Lucent announce today their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies have entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share. The all-share transaction values Alcatel-Lucent at EUR 15.6 billion on a fully diluted basis, corresponding to a fully diluted premium of 34% (equivalent to EUR 4.48 per share), and a premium to shareholders of 28% (equivalent to EUR 4.27 per share) (see Appendix 1), on the unaffected weighted average share price of Alcatel-Lucent for the previous three months. This is based on Nokia’s unaffected closing share price of EUR 7.77 on April 13, 2015.

Each company’s Board of Directors has approved the terms of the proposed transaction, which is expected to close in the first half of 2016. The proposed transaction is subject to approval by Nokia’s shareholders, completion of relevant works council consultations, receipt of regulatory approvals and other customary conditions.

Enabling the connected world

The combined company will be uniquely positioned to create the foundation of seamless connectivity for people and things wherever they are. This foundation is essential for enabling the next wave of technological change, including the Internet of Things and transition to the cloud.

The combined company will have unparalleled innovation capabilities, with Alcatel-Lucent’s Bell Labs and Nokia’s FutureWorks, as well as Nokia Technologies, which will stay as a separate entity with a clear focus on licensing and the incubation of new technologies.

With more than 40 000 R&D employees and spend of EUR 4.7 billion in R&D in 2014, the combined company will be in a position to accelerate development of future technologies including 5G, IP and software-defined networking, cloud, analytics as well as sensors and imaging.

Alcatel-Lucent and Nokia have highly complementary portfolios and geographies, with particular strength in the United States, China, Europe and Asia-Pacific. They will also bring together the best of fixed and mobile broadband, IP routing, core networks, cloud applications and services. This combination is expected to create access to an expanded addressable market with improved long term growth opportunities.

Consumers are looking to access data, voice and video across networks of all kinds. In this environment technology that used to operate independently now needs to work well together. That is not always the case today, but together Nokia and Alcatel-Lucent are uniquely suited to helping telecom operators, internet players and large enterprises address this challenge.

TRANSACTION HIGHLIGHTS

•	0.55 of a newly issued ordinary share of Nokia (subject to adjustments for any dividend other than the previously proposed Nokia dividend for 2014) would be offered in exchange for each ordinary share and each American Depositary Share of Alcatel-Lucent. An equivalent offer would be made for each outstanding class of Alcatel-Lucent convertible bonds: OCEANE 2018, OCEANE 2019 and OCEANE 2020.

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•	The offer values Alcatel-Lucent at EUR 15.6 billion on a fully diluted basis, after taking into account the early conversion and associated dilution of Alcatel-Lucent’s convertible bonds, corresponding to a fully diluted premium of 34% (equivalent to EUR 4.48 per share), and a premium to the shareholders of 28% (equivalent to EUR 4.27 per share), on the unaffected weighted average share price of Alcatel-Lucent for the previous three months. This is based on Nokia’s unaffected closing share price of EUR 7.77 on April 13, 2015.

•	Alcatel-Lucent shareholders would own 33.5% of the fully diluted share capital of the combined company, and Nokia shareholders would own 66.5%, assuming full acceptance of the public exchange offer.

•	The combined company will be called Nokia Corporation, with headquarters in Finland and a strong presence in France. Risto Siilasmaa is planned to serve as Chairman, and Rajeev Suri as Chief Executive Officer.

•	The combined company’s Board of Directors is planned to have nine or ten members, including three members from Alcatel-Lucent, one of whom would serve as Vice Chairman.

•	Assuming the closing of the transaction in the first half of 2016:

•	The combined company would target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019.

•	The combined company would target approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2017.

•	The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortisation of intangibles) in 2017.

•	A strong financial profile on which to grow and invest: on a FY2014 combined basis, the proposed company would have had net sales of EUR 25.9 billion, a non-IFRS operating profit of EUR 2.3 billion, a reported operating profit of EUR 0.3 billion, R&D investments of approximately EUR 4.7 billion, and a strong balance sheet with combined net cash at December 31, 2014 of EUR 7.4 billion, assuming conversion of all Nokia and Alcatel-Lucent convertible bonds (for basis of preparation see Appendix 2).

Rajeev Suri, President and Chief Executive Officer of Nokia, said:

“Together, Alcatel-Lucent and Nokia intend to lead in next-generation network technology and services, with the scope to create seamless connectivity for people and things wherever they are. Our innovation capability will be extraordinary, bringing together the R&D engine of Nokia with that of Alcatel-Lucent and its iconic Bell Labs. We will continue to combine this strength with the highly efficient, lean operations needed to compete on a global scale.

We have hugely complementary technologies and the comprehensive portfolio necessary to enable the internet of things and transition to the cloud. We will have a strong presence in every part of the world, including leading positions in the United States and China.

Together, we expect to have the scale to lead in every area in which we choose to compete, drive profitable growth, meet the needs of global customers, develop new technologies, build on our successful intellectual property licensing, and create value for our shareholders.

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For all these reasons, I firmly believe that this is the right deal, with the right logic, at the right time.”

Michel Combes, Chief Executive Officer of Alcatel-Lucent, added:

“A combination of Nokia and Alcatel-Lucent will offer a unique opportunity to create a European champion and global leader in ultra-broadband, IP networking and cloud applications. I am proud that the joined forces of Nokia and Alcatel-Lucent are ready to accelerate our strategic vision, giving us the financial strength and critical scale needed to achieve our transformation and invest in and develop the next generation of network technology.

This transaction comes at the right time to strengthen the European technology industry. We believe our customers will benefit from our improved innovation capability and incomparable R&D engine under the Bell Labs brand. The global scale and footprint of the new company will reinforce its presence in the United States and China.

The proposed transaction represents a compelling offer for our shareholders both in terms of upfront premium and long term value creation potential. Shareholders of Alcatel-Lucent now have the opportunity to participate in the future upside of the industrial project that they have supported during the last two years, through a stronger combined business with greater global scale and a better position for the longer term. The new company will also provide our employees exciting opportunities to be part of a global leader.”

TRANSACTION OVERVIEW

The proposed transaction is expected to offer financial benefits to both Nokia and Alcatel-Lucent shareholders.

The combined company will be positioned to target a larger addressable market with an improved growth profile. Based on Nokia estimates, the addressable market of the combined company in 2014 was approximately 50% larger than the current addressable networks market for Nokia alone, increasing from approximately EUR 84 billion to approximately EUR 130 billion. The combined company is expected to have a stronger growth profile than Nokia’s current addressable market, with an estimated CAGR of approximately 3.5% for 2014-2019.

The combined company would target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019, assuming closing of the transaction in the first half of 2016. The operating cost synergies are expected to create a long-term structural cost advantage, coming from a wide-range of areas, including:

•	Organizational streamlining, rationalisation of overlapping products and services, central functions, and regional and sales organizations.

•	Reduction of various overhead costs in real estate, manufacturing and supply-chain, information technology, and overall general and administrative expenses, including redundant public company costs.

•	Procurement given expanded purchasing requirements of the combined company.

The combined company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2017. The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017. These targets both assume closing of the transaction in the first half of 2016.

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The combined company is expected to have a strong balance sheet, with combined net cash at December 31, 2014 of EUR 7.4 billion, assuming conversion of all Nokia and Alcatel-Lucent convertible bonds.

Nokia maintains its long term target to return to an investment grade credit rating and intends to manage the combined capital structure accordingly by retaining significant gross and net cash positions and by proactively reducing indebtedness. This includes Nokia’s intention to exercise an early repayment option for its EUR 750 million convertible bond in the fourth quarter of 2015, which is expected to result in the full conversion of this convertible bond to equity prior to the closing of the transaction, with no expected cash outflow.

Nokia will suspend its capital structure optimization program, including suspending the share repurchase program execution, effective immediately until the closing of the transaction. Following the closing of the transaction, Nokia intends to evaluate the resumption of a capital structure optimization program for the combined company.

The proposed transaction does not impact Nokia’s ability and intent to continue annual dividend payments. Nokia’s Board of Directors dividend proposal of EUR 0.14 for the year ended December 31, 2014 is maintained.

TRANSACTION TERMS

The proposed transaction is structured as a public exchange offer in France in accordance with the General Regulation of the French securities regulator, the Autorité des Marchés Financiers (the “AMF”), and all applicable securities laws and regulations in the United States, in which:

•	0.55 of a newly issued ordinary share of Nokia (subject to adjustments for any dividend other than the previously proposed Nokia dividend for 2014) would be offered in exchange for one ordinary share of Alcatel-Lucent issued and outstanding (including upon the exercise of Alcatel-Lucent stock options) at the time of the offer and tendered;

•	0.55 of a newly issued ordinary share of Nokia (subject to adjustments for any dividend other than the previously proposed Nokia dividend for 2014) would be offered in exchange for one American Depositary Share of Alcatel-Lucent tendered; and

•	An equivalent offer will be made for each outstanding class of Alcatel-Lucent convertible bonds: OCEANE 2018, OCEANE 2019 and OCEANE 2020.

After completion of the public exchange offer, Alcatel-Lucent shareholders would own 33.5% of the fully diluted share capital of the combined entity, and Nokia shareholders would own 66.5%, assuming full acceptance of the offer.

The proposed all-share transaction values Alcatel-Lucent at EUR 15.6 billion on a fully diluted basis, corresponding to a fully diluted premium of 34% (equivalent to EUR 4.48 per share), and a premium to the shareholders of 28% (equivalent to EUR 4.27 per share) on the unaffected weighted average share price of Alcatel-Lucent for the previous three months, based on Nokia’s unaffected closing share price of EUR 7.77 on April 13, 2015.

The public exchange offer and the proposed combination will be implemented in accordance with the terms and conditions of the binding memorandum of understanding between Nokia and Alcatel-Lucent. In addition to the offer terms, the memorandum of understanding contains representations, warranties and undertakings by Nokia and Alcatel-Lucent typical in similar transactions. The memorandum of understanding may be terminated by Nokia or Alcatel-Lucent under certain circumstances prior to the filing and/or completion of the public exchange offers, including, for example, a material breach by either party of the terms and conditions of the memorandum of

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understanding prior to the filing of the offers, the occurrence of a material adverse effect in respect of either party prior to the filing of the offers, the Board of Directors of either party not issuing, or amending in an adverse manner its recommendation, non-receipt of regulatory approvals and certain other circumstances. The parties have further agreed on certain termination fees customary in similar European transactions and payable to the other party under certain circumstances, including a change or withdrawal of the recommendation by the Board of Directors of either party, and Nokia’s failure to obtain the necessary shareholder approval or certain antitrust regulatory approvals.

Subject to Nokia acquiring at least ninety-five percent of the share capital and voting rights of Alcatel-Lucent, Nokia intends to commence a squeeze-out procedure of the remaining outstanding Alcatel-Lucent shares.

CONDITIONS TO OPENING AND COMPLETION OF THE PUBLIC EXCHANGE OFFER

The opening of the public exchange offer is subject to, inter alia, completion of relevant works council consultations; receipt of regulatory approvals in the relevant jurisdictions; the absence of any material adverse event occurring with respect to Nokia or Alcatel-Lucent prior to the filing of the offer with the Autorité des Marchés Financiers (AMF), the French securities regulator, and the United States’ Securities and Exchange Commission (SEC); the issuance by Alcatel-Lucent’s board of a formal recommendation (avis motivé) in favour of the public exchange offer; and to other customary conditions.

In accordance with the French tender offer rules, following launch of the public exchange offer the completion of the offer will only be subject to the approval by Nokia’s shareholders of the resolutions necessary to implement the combination and the public exchange offer, and to Nokia holding more than 50.00% of the share capital of Alcatel-Lucent on a fully diluted basis upon the closing of the public exchange offer.

PRELIMINARY TIMELINE AND NOKIA SHAREHOLDER MEETING

Alcatel-Lucent will immediately start the information process of its Group works council in order to obtain its opinion on the proposed public exchange offer.

It is expected that the remainder of 2015 will constitute a review period consisting of regulatory and merger control review in a number of jurisdictions, AMF review and other transaction approvals and reviews. Nokia plans to convene an Extraordinary General Meeting to pass the resolutions necessary to implement the combination and the public exchange offer after the receipt of relevant regulatory approvals. Nokia’s Board of Directors will, subject to its fiduciary duties, recommend that its shareholders vote in favour of such resolutions.

The notice to the meeting will be published and more information on the public exchange offer and its background made available to both Nokia’s and Alcatel-Lucent’s shareholders after said regulatory steps, which is expected to take place in late 2015 or early 2016. The public exchange offer is expected to be launched and completed in the first half of 2016.

CORPORATE STRUCTURE AND GOVERNANCE

The planned combined company would be headquartered in Finland, with strategic business locations and major R&D centers in France, and many other countries including Germany, the United States and China. The business is expected to operate under the Nokia brand and intends to retain the Bell Labs brand to host its networks-focused innovation activities.

Risto Siilasmaa is planned to serve as Chairman, and Rajeev Suri as Chief Executive Officer. The combined company’s Board of Directors is planned to have nine or ten members, including three members from Alcatel-Lucent, one of whom would serve as Vice Chairman.

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Nokia also announces today that it has initiated a review of strategic options for its HERE business. That review is ongoing, it may or may not lead to a transaction, and any further announcements about HERE will be made in due course, as appropriate.

Nokia Technologies, a source of superb innovation, expertise and intellectual property, is not impacted by today’s announcements and will stay as a separate entity with a clear focus on incubating new technologies and sharing those technologies through an active licensing program.

Nokia shares are listed on Nasdaq Helsinki (ticker: NOK1V), and on the New York Stock Exchange in the form of American Depositary Receipts (ticker: NOK). In addition, Nokia will apply for a listing of Nokia’s shares on NYSE Euronext Paris in connection with the public exchange offer.

COMMUNITIES AND ECOSYSTEM

Nokia is a global company, with deep roots and heritage in many parts of the world. When it joins with Alcatel-Lucent, it also expects that France, where Alcatel-Lucent is a fundamental participant in the technology ecosystem, will be a vibrant centre of the combined company.

Nokia intends to be an important contributor to the overall development of the broader technology ecosystem and a driver of innovation in France.

Consistent with this goal, the combined company expects that after the closing of the transaction it will have a presence in France that spans leading innovation activities including a 5G/Small Cell R&D Centre of Excellence; a Cyber-Security lab similar to its existing facility in Berlin designed to support European collaboration on the topic; and a continued focus on Bell Labs and wireless R&D. Engaging with and supporting projects and academic efforts that enhance the development of future technologies will remain an important priority.

Upon closing of the transaction, Nokia also intends to establish a EUR 100 million investment fund to invest in start-ups in France with a focus on the Internet of Things and the Industrial Internet.

Nokia intends to maintain employment in France that is consistent with Alcatel-Lucent’s end-2015 Shift Plan commitments, with a particular focus on the key sites of Villarceaux (Essonne) and Lannion (Côtes d’Armor). In addition, the company expects to expand R&D employment with the addition of several hundred new positions targeting recent graduates with skills in future-oriented technologies, including 5G. To ensure ongoing support for customers, activities for support services and pre- and post-sales are expected to continue as well.

Similarly Nokia and Alcatel-Lucent have had a defining impact on the United States communications industry. As long-standing technology partners of the US service providers and with a re-energized Bell Labs research and consultancy, the proposed combined company would have technological depth in all strategic domains combined with formidable operational strength. At a time where the industry is re-shaping itself with new architectures, business models and market players, Nokia and Alcatel-Lucent together would bring a compelling force to the fast evolving needs of large enterprises, webscale players, and the public sector, as well as service providers.

Nokia and Alcatel-Lucent also have a long and rich history in China. As a result of the transaction Nokia would own Alcatel-Lucent’s 50% plus one share holding in Alcatel-Lucent Shanghai Bell, a company limited by shares supervised by the State-owned Assets Supervision and Administration Commission of China. Both companies support the Chinese Government’s ambitions to encourage a climate for indigenous innovation and technology development through the “Internet Plus” and “Made in China 2025” initiatives. The combined company intends to remain committed to China and plans to continue enabling local innovation with fast, smart, secure and reliable networks built with its Chinese partners.

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OVERVIEW OF ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud applications specialist. It believes that networks are the foundation of an ultra-connected world, and that networks need to be built to achieve the potential of every customer with flexibility, speed, and trust. Alcatel-Lucent’s mission is to invent and deliver trusted networks to help its customers unleash their value.

The company employs approximately 52,600 employees as of end 2014, including 20,000 R&D employees. Its products and services are distributed all over the world (North America: 44%, Asia Pacific: 20%, Europe: 23%, Rest of World: 13%).

It is organized in two main operating segments:

•	Core Networking segment including three business divisions: IP Routing, IP Transport and IP Platforms.

•	Access segment including four business divisions: Wireless, Fixed Access, Licensing and Managed Services.

Alcatel-Lucent’s shares are traded on Euronext Paris, which represents the principal trading market for its ordinary shares and on the New York Stock Exchange in the form of American Depository Shares.

ADVISORS

•	J.P. Morgan served as financial advisor to Nokia and delivered a fairness opinion to the Board of Directors of Nokia in connection with the transaction.

•	Skadden, Arps, Slate, Meagher & Flom LLP and Roschier, Attorneys Ltd served as legal advisors.

•	Zaoui & Co is acting as lead M&A advisor to Alcatel-Lucent and delivered a fairness opinion to the Board of Directors of Alcatel-Lucent in connection with the transaction.

•	Sullivan & Cromwell LLP served as legal advisor.

INVESTOR WEBCAST

Nokia CEO, Rajeev Suri, and Alcatel-Lucent CEO, Michel Combes, will host a webcast and conference call for investors and analysts on April 15, 2015 at 09:00 CET to discuss the transaction.

To join the investor webcast and slide show:

http://edge.media-server.com/m/s/bmodv5pd/lan/en

To join the investor webcast by phone:

US: +1 888 636 1561; Conference ID: 27473048

France: 0800 909322; Conference ID: 27473048

Europe: +44 1452 555 566; Conference ID: 27923810

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PRESS CONFERENCE

A press conference will be held in Paris with the Chairmen and CEOs of both companies on April 15, 2015 at 10:15 CET at Pavillon Gabriel, 5 Avenue Gabriel, 75008 Paris.

To join the press conference webcast:

In English: http://edge.media-server.com/m/p/n3vw9fre/lan/en

In French: http://edge.media-server.com/m/p/n3vw9fre/lan/fr

In Chinese: http://edge.media-server.com/m/p/n3vw9fre/lan/zhs

To join the press conference by phone:

French: +33 (0)1 70 48 01 63; Conference ID: 7669072

English: +44 (0)20 3427 1923; Conference ID: 7166051

Chinese: +861059 045 014; Conference ID: 1632595

MICROSITE DETAILS

Further information on the transaction can be found at: www.newconnectivity.com

MEDIA ENQUIRIES

Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Brunswick (adviser to Nokia)

Tel. +44 207 404 5959

Tel. +33 1 53 96 83 83

Alcatel-Lucent Communications

Simon Poulter, simon.poulter@alcatel-lucent.com

T : +33 (0)1 55 14 10 06

Valerie La Gamba, valerie.la_gamba@alcatel-lucent.com

T : + 33 (0)1 55 14 15 91

INVESTOR ENQUIRIES

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

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Alcatel-Lucent Investor relations

Marisa Baldo, marisa.baldo@alcatel-lucent.com

T : + 33 (0)1 55 14 11 20

Tom Bevilacqua, thomas.bevilacqua@alcatel-lucent.com

T : + 1 908-582-7998

ABOUT NOKIA

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

ABOUT ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist.

We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).

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APPENDIX 1

The fully diluted premium reflects the premium paid by Nokia on Alcatel-Lucent’s market capitalization when adjusting for the dilutive effect of the Change of Control provisions in Alcatel-Lucent’s three outstanding convertible bonds, which account for a substantial part of Alcatel-Lucent’s equity, based on a 3-month volume weighted average price. Calculation (based on number of shares outstanding at the end of 2014) as follows:

a.	Alcatel-Lucent current diluted shares of 3,218 million reflecting: i) 2,780 million common outstanding shares as of Dec 31, 2014 net of 40 million of treasury shares, ii) 40 million shares from outstanding stock options (reflecting treasury method based on Alcatel-Lucent unaffected closing share price of EUR 3.86 on April 13, 2015), iii) 27 million performance shares, and iv) 370 million shares underlying Alcatel-Lucent’s 2018 OCEANE convertible bonds.

b.	Market capitalization of EUR 10,766 million based on Alcatel-Lucent current diluted shares of 3,218 million multiplied by the unaffected 3-month volume weighted average price of EUR 3.35.

c.	Offer value based on Nokia’s unaffected closing share price as of April 13, 2015 of EUR 7.77 and offer exchange ratio of 0.550x, resulting in an implied offer price of EUR 4.27 per share.

d.	Alcatel-Lucent fully diluted shares of 3,643 million reflecting 3,218 million current diluted shares plus 426 million additional shares from Alcatel-Lucent’s three tranches of OCEANE convertible bonds after reflecting change-of-control adjustment (takeover protection clause) based on an illustrative tender offer opening date of January 1, 2016. The breakdown of the 426 million shares is as follows: 68 million additional shares from the 2018 OCEANEs (over and above the 370 million already reflected in current diluted shares), 212 million shares from the 2019 OCEANEs and 145 million shares from the 2020 OCEANEs (neither of the 2019 or 2020 OCEANEs is included in the current diluted shares given they are out-of-the-money but the change-of-control adjustment reduces their effective conversion price, hence bringing them in-the-money).

e.	Fully diluted offer equity value of EUR 15,570 million (calculated as the implied offer price of EUR 4.27 multiplied by fully diluted shares of 3,643 million) less the aggregate face value of the 2019 and 2020 OCEANEs of EUR 1,149 million equaling the adjusted offer equity value of EUR 14,421 million (this number excludes the face value of the 2019 and 2020 OCEANEs but includes the premium offered to them as a consequence of a lower conversion price due to the change-of-control adjustment).

f.	Adjusted offer equity value if EUR 14,421 million divided by market capitalization of EUR 10,766 million equating to a fully diluted premium of 34%, equivalent to EUR 4.48 per share.

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APPENDIX 2: PRELIMINARY COMBINED FINANCIAL INFORMATION

Basis for preparation

The unaudited financial information presented below is based on Nokia’s and Alcatel-Lucent’s audited financial statements for the full year 2013 and 2014.

The combined financial information is for illustrative purposes only. The combined financial information gives an indication of the combined company’s sales and earnings assuming the activities were included in the same company from the beginning of each period. The combined financial information is based on a hypothetical situation and should not be viewed as pro forma financial information as purchase price allocation, differences in accounting principles and transaction costs have not been taken into account. The difference between transaction value, which has been calculated based on the closing price of Nokia shares as of April 13, 2015 and Alcatel-Lucent’s book equity has been allocated to non-current assets. The expected synergies have not been included.

For the purposes of financial reporting, the actual combined financials will, however, be calculated based on the transaction value and the fair values of Alcatel-Lucent’s identifiable assets and liabilities at the closing date. Balance sheet items could therefore differ significantly from the combined financial information presented below and, as a result, have a significant impact on other items included in the income statement of the combined company.

This stock exchange release also contains non-IFRS operating profit information. For a reconciliation between reported and non-IFRS/adjusted information please see the reports for Q4 2014 and Full Year 2014. The reconciliation of the Full Year 2014 numbers can be found on page 41 in the report issued by Nokia on January 29, 2015 and on page 10 in the report issued by Alcatel-Lucent on February 6, 2015.

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Combined income statement and statement of cash flow information (reported numbers for continuing operations)

		2014			2013
EUR million	Combined company	Nokia	Alcatel- Lucent	Combined company	Nokia	Alcatel- Lucent
Net Sales	25,910	12,732	13,178	26,522	12,709	13,813
Gross Profit	10,046	5,638	4,408	9,667	5,345	4,322
Gross Margin	38.8%	44.3%	33.4%	36.4%	42.1%	31.3%
Operating Profit	307	170	137	(220)	519	(739)
Operating Margin	1.2%	1.3%	1.0%	(0.8%)	4.1%	(5.4%)
Net Income	1,137	1,171	(34)	(1,228)	41	(1,269)

Net cash from/(used in) operating activities	2,457	2,330	127	913	1,134	(221)
Capital expenditure	867	311	556	870	407	463

Combined statement of financial position information

	For the year ended December 31, 2014
EUR million	Combined company	Nokia	Alcatel- Lucent
Non-current assets	29,078	7,339	10,362
Current assets excluding gross cash	11,557	6,009	5,548
Cash, cash equivalents & marketable securities	13,265	7,715	5,550
Total assets	53,900	21,063	21,460

Total equity	22,740	8,669	2,694
Non-current liabilities	16,191	5,106	11,085
Current liabilities	14,969	7,288	7,681
Total equity and liabilities	53,900	21,063	21,460

Total debt	7,969	2,692	5,277
Net cash	5,296	5,023	273

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Monthly information regarding the total number of voting rights and the total number of shares of the Company

Article L. 233-8-II of the Commercial Code and article 223-16 of General Regulation of the AMF

Information related to March 2015

Date: March 31, 2015

Total number of shares: 2,828,388,595

Total number of voting rights:

Total of theoretical voting rights: 2,877,767,559

Total of voting rights exercisable at shareholders’ meeting*: 2,837,649,981

*	Total of voting rights exercisable at shareholders’ meeting = total number of voting rights attached to the shares – shares held by the issuer or its subsidiaries without voting rights

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ALCATEL-LUCENT REPORTS Q1 2015 RESULTS

STRONG GROWTH IN NEXT-GENERATION PRODUCTS

ADJUSTED OPERATING INCOME MORE THAN DOUBLED YEAR-OVER-YEAR

CONTINUED IMPROVEMENTS IN MARGIN AND FREE CASH FLOW

•	Group revenues, excluding Managed Services and at constant perimeter, increased 12% year-on year, with strong growth coming from next-generation products, which are up 25%. At constant exchange rates, group revenues, excluding Managed Services and at constant perimeter, are down 2% while next-generation revenues are up 9%.

•	Gross margin expanded 230 bps year-over-year to 34.6%.

•	Adjusted operating income more than doubled to Euro 82 million, leading to operating margin of 2.5% in Q1 2015, an improvement of 140 bps compared to Q1 2014.

•	Free cash flow of Euro (332) million in Q1 2015, an improvement of Euro 66 million from Q1 2014.

Key numbers for the first quarter 2015

In Euro million (except for EPS)	First quarter 2015	First quarter 2014	Change y-o-y

Profit&Loss Statement
Revenues	3,235	2,963	9%/-4	%*
Gross profit	1,119	956	163
in % of revenues	34.6%	32.3%	230 bps
Adjusted Operating income	82	33	49
in % of revenues	2.5%	1.1%	140 bps
Reported Net income (loss) (Group share)	(72)	(73)	1
Reported EPS diluted (in Euro)	(0.03)	(0.03)	Nm
Reported E/ADS diluted (in USD)	(0.03)	(0.04)	Nm

Cash Flow Statement
Segment Operating cash flow	(152)	(59)	(93)
Free cash flow	(332)	(398)	66
Free cash flow before restructuring cash outlays	(220)	(288)	68

The Shift Plan KPIs
Core Networking Revenues	1,450	1,352	7%/-3	%*
Core Networking Adjusted Operating income	41	96	(55)
in % of revenues	2.8%	7.1%	-430 bps
Access operating cash flow	(58)	(61)	3
Cumulative Fixed Cost Savings	668

*	At constant rate

Paris, May 7, 2015 – Alcatel-Lucent’s (Euronext Paris and NYSE: ALU) results for Q1 2015 demonstrate strong growth in next-generation revenues and continued improvements in margins and free cash flow, despite a softer spending environment in North America.

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Commenting on the results, Michel Combes, CEO of Alcatel-Lucent, said: “Our first quarter 2015 results reflect not only strong growth in our next-generation products, but also the diligent efforts we have made to turn Alcatel-Lucent around and build a more resilient organization. Evidence of our progress is shown through the continued improvement in margins and cash flow. Execution of the Shift Plan is and will continue to be our top priority, underlined by our commitment to reach our positive free cash flow target in 2015. These results help pave the way for successful execution of our goals as we prepare for our combination with Nokia.”

Highlights of Q1 2015

•	Group revenues, excluding Managed Services and at constant perimeter, increased 12% year-on year, with strong growth coming from next-generation products, which are up 25%. At constant exchange rates, group revenues, excluding Managed Services and at constant perimeter, are down 2% while next-generation revenues are up 9%.

•	Gross margin reached 34.6% of revenues in the quarter, expanding 230 bps year-on-year, driven notably by improved profitability across several business lines and a higher-than-usual proportion of software sales in the Access segment.

•	Fixed cost savings in the quarter have entirely been reinvested in new marketing and R&D initiatives to accelerate our diversification strategy, essentially in IP Routing and IP Transport. The overall Shift Plan objective of Euro 950 million of fixed cost savings for 2015 is reaffirmed.

•	Operating expenses increased 12% year-over-year at actual rates, and were essentially flat at constant rates, as savings were entirely reinvested in marketing and R&D initiatives.

•	Adjusted operating income totaled Euro 82 million in the quarter, or 2.5% of revenues, compared to Euro 33 million in Q1 2014, or 1.1% of revenues. Core Networking operating income was Euro 41 million or 2.8% of revenues, compared to Euro 96 million or 7.1% in the year-ago quarter, primarily reflecting reinvestments to promote future growth, a temporary softer spending environment in North America and Japan, and variations in product mix. Access operating income was Euro 67 million or 3.8% of revenues, compared to an operating loss of Euro (37) million of -2.4% of revenues in the year-ago quarter, reflecting continuing strong contribution from Fixed Access and progress in Wireless and Managed Services.

•	As reported, the Group showed a net loss (Group share) of Euro (72) million in Q1 2015, or Euro (0.03) per share, compared to Euro (73) million in the year-ago period. The improvement in operating income as well as the lower financial expense reflecting the impact of certain capital gains were offset by a higher income tax expense, given the activation of deferred tax assets in the US in the year-ago quarter.

•	Free cash flow was Euro (332) million in the quarter, an improvement of Euro 66 million year-over-year, driven primarily by higher operating cash flow as variations in non-operational cash flow items offset each other.

•	At March 31, 2015, the Group had net cash position of Euro 262 million, versus a net cash position of Euro 326 million at December 31, 2014.

•	At March 31, 2015, the Group’s overall Pensions and OPEB exposure indicated a deficit of Euro (1,645) million compared to a deficit of Euro (1,350) million at December 31, 2014. This change primarily reflects the decrease in discount rates used for pensions and other post-retirement benefit plans. From an ERISA standpoint, which determines funding requirements in the US, the US pension funds remain in a surplus and we do not expect to make any additional contributions to these plan assets for the foreseeable future.

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Subsequent Events

•	On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share.

•	Each company’s Board of Directors approved the terms of the proposed transaction, which is expected to close in the first half of 2016. The proposed transaction is subject to approval by Nokia’s shareholders, completion of relevant works council consultations, receipt of regulatory approvals and other customary conditions.

•	Further information on the transaction can be found at: www.newconnectivity.com

CORE NETWORKING

Core Networking segment revenues were Euro 1,450 million in Q1 2015, up 7% year-over-year at actual rates and down 3% at constant rates. Adjusted operating income totalled Euro 41 million, or 2.8% of segment revenues in Q1 2015, compared to Euro 96 million or 7.1% of revenues in Q1 2014. This decline was mainly attributable to reinvestments made to promote future growth as well as lower contribution from IP Routing, which was impacted by a temporary softer spending environment in North America and Japan, and variations in product mix. Core Networking segment operating cash flow was Euro (42) million in the quarter, a decrease of Euro (90) million compared to Q1 2014, reflecting the impact of inventory build ups notably due to the growth acceleration in terrestrial optics and submarine, in addition to a reduced adjusted operating income.

Breakdown of segment (In Euro million)	First quarter 2015	First quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Fourth quarter 2014	Change q-o-q (actual)	Change q-o-q (constant)
Core Networking
Revenues	1,450	1,352	7%	-3%	1,802	-20%	-24%
IP Routing	583	549	6%	-6%	664	-12%	-18%
IP Transport	492	454	8%	2%	649	-24%	-27%
IP Platforms	375	349	7%	-6%	489	-23%	-29%
Adjusted Operating income	41	96	(55)		288	(247)
in % of revenues	2.8%	7.1%	-430 bps		16.0%	Nm
Segment Operating Cash-Flow	(42)	48	(90)		415	(457)
in % of revenues	-2.9%	3.6%	-650 bps		23.0%	Nm

IP Routing revenues were Euro 583 million in Q1 2015, an increase of 6% at actual rates and a decrease of 6% at constant rates when compared to Q1 2014, which was a very strong seasonally-adjusted Q1 compared to the previous Q4 2013. Strong momentum in EMEA and CALA was offset by a softer spending environment in North America and a temporary spending pause in Japan. Market diversification traction continued, with non-telco revenues growing at a double digit pace compared to Q1 2014.

•	According to Dell’Oro, Alcatel-Lucent was the #2 vendor in total Global IP Routing in 2014, with 21% share.

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•	Our 7950 XRS IP Core router saw strong year-over-year revenue growth and registered 3 new wins in Q1, including a US cable company, for a total of 39 wins to date. Revenues from our Core router product line nearly tripled, albeit from a small base.

•	Significant interest and activity in routing virtualization continued with 8 Virtualized Service Router (VSR) wins to date, including 3 new wins in the quarter, and 55 trials underway.

•	Alcatel-Lucent announced the industry-first 400G IP router interface that quadruples speed and delivers four times greater capacity for data center interconnection, video distribution and Internet backbones.

•	Nuage Networks continued to win new SDN deals with cloud providers, hyper-scale enterprises and service providers, adding 4 new customers in the quarter, bringing the total to 20 customers. Recent wins include CTCC, the Cloud Computing Branch of China Telecom, which selected Nuage’s SDN technology to help deliver secure, scalable, and self-serve public cloud services in China’s fast-growing cloud computing market.

IP Transport revenues were Euro 492 million in Q1 2015, up 8% at actual rates and 2% at constant rates, compared to the year-ago quarter. Terrestrial optics revenues grew at a mid-single-digit pace year-over-year at constant rates, driven by WDM and with particular strength in the EMEA and CALA regions. Our submarine business registered a double-digit year-over-year revenue increase, resuming revenue growth as the pipeline continues to build up.

•	Within WDM, our 1830 Photonic Service Switch (PSS) platform represented 60% of terrestrial optical product revenues in the quarter, up 16 percentage points year-on-year, and was selected by Chuan Wei for Cambodia’s first ultra-broadband 100G fiber-optic data network.

•	In Q1 2015, our 100G shipments represented 47% of total WDM line cards shipments compared to 31% in Q1 2014, also up 16 percentage points year-on-year.

•	Alcatel-Lucent expanded its optical networking portfolio with the introduction of 1) high-capacity metro optical networking platforms to deliver access aggregation, content delivery, cloud and data center interconnectivity and other services and 2) a scalable wavelength routing technology which allows service providers to quickly adjust wavelength connections, automate tasks on a wide scale, and identify and route around faults in fiber infrastructure. The wavelength routing technology will be deployed as part of Verizon’s ultra-longhaul, core optical network.

•	Alcatel-Lucent Submarine Networks’ pipeline continues to build, with the announcement of a new win with Orval, in addition to a win with an Oil & Gas customer for platform connectivity. During the quarter, ASN also completed the previously-announced transaction with Louis Dreyfus Armateurs (LDA), pursuant to which the ownership of ASN’s marine operations assets has been streamlined and the ship management contracts with LDA revised.

IP Platforms revenues were Euro 375 million in Q1 2015, a year-on-year growth of 7% at actual rates and a decrease of 6% at constant rates. Strength in key growth platforms such as IMS for VoLTE, Motive Network Analytics and the Motive Customer Experience Management software, which all showed notable momentum in North America, were not enough to offset the impact of lower SDM revenues compared to the year-ago quarter in addition to the tail-end of legacy decline impact.

•	Accenture and Alcatel-Lucent announced a four-year agreement with Telefónica to deploy Alcatel-Lucent’s Motive Customer Experience Management software for their residential customers in European and Latin American countries.

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•	Etisalat selected Alcatel-Lucent’s Motive Customer Experience Management portfolio to be used in its mobile and fixed-line networks in the United Arab Emirates.

•	Cloudband, our NFV platform, continued to gain momentum, adding one new customer in the quarter, now totaling 26 customer projects.

ACCESS

Access segment revenues were Euro 1,782 million in Q1 2015, an increase of 13% year-over-year at actual rates and a decrease of 2% at constant rates. Excluding Managed Services, Access segment revenues increased 16% year-over-year at actual rates and were flat at constant rates. In Q1 2015, segment operating income was Euro 67 million, compared to a segment operating loss of Euro (37) million in Q1 2014, reflecting continued strong contribution from Fixed Access, in addition to improvements in Wireless, benefitting notably from a higher-than-usual proportion of software sales, and in Managed Services. Segment operating cash flow was Euro (58) million in the quarter, Euro 3 million better than Q1 2014, as the improvement in adjusted operating income was offset notably by inventory build-ups for LTE rollouts in China and an increase in DSOs from certain sizeable customers.

Breakdown of segment (In Euro million)	First quarter 2015	First quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Fourth quarter 2014	Change q-o-q (actual)	Change q-o-q (constant)
Access
Revenues	1,782	1,572	13%	-2%	1,871	-5%	-12%
Wireless Access	1,184	999	19%	0%	1,211	-2%	-11%
Fixed Access	506	460	10%	-1%	549	-8%	-13%
Managed services	78	99	-21%	-29%	96	-19%	-24%
Licensing	14	14	0%	-7%	15	-7%	-7%
Adjusted Operating income	67	(37)	104		6	61
in % of revenues	3.8%	-2.4%	620 bps		0.3%	350 bps
Segment Operating Cash-Flow	(58)	(61)	3		154	(212)
in % of revenues	-3.3%	-3.9%	60 bps		8.2%	Nm

Wireless Access revenues were Euro 1,184 million, a year-on-year increase of 19% at actual rates and flat at constant rates, as growth from LTE rollouts in China was offset by lower spending in other regions, particularly North America.

•	China Telecom selected Alcatel-Lucent as one of its top three suppliers for the roll out of LTE in 40 cities across 12 provinces in China.

•	Alcatel-Lucent launched the 9926 eNodeB, a new digital baseband unit and radio frequency platform, designed to boost capacity and network performance while providing a path to NFV and 5G as well as easier adaptation to changing market needs.

•	Qualcomm Technologies, Inc., T-Mobile US, Inc. and Alcatel-Lucent announced that they are enabling the extension of LTE to unlicensed spectrum with upcoming Licensed Assisted Access (LAA) deployment plans.

Fixed Access revenues were Euro 506 million in Q1 2015, an increase of 10% compared to the year-ago quarter at actual rates and a decrease of 1% at constant rates. Competition for broadband access drove good performance in EMEA, APAC outside China and CALA, compensating for the impact of spending pause in North America.

•	Investments in innovation are paying off as next-generation technologies are seeing strong momentum, evidenced by activities with customers including 35 G.fast trials and 15 NGPON2 trials.

•	Alcatel-Lucent announced a new network hub for fiber-to-the-home (FTTH) services which will enable faster and more reliable Wi-Fi connectivity to every device while our “ONT Easy Start” will allow operators to connect people more quickly and economically.

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GEOGRAPHICAL INFORMATION

North America revenues (excluding LGS) increased by 11% at actual rates year-over-year and declined by 9% at constant rates, reflecting a softer spending environment in the region compared to the year-ago quarter. Europe continues to show signs of revival, with revenues increasing 7% year-over-year (5% at constant rates), driven by strength in IP Routing, IP Transport and Fixed Access. Asia Pacific posted a 20% year-over-year increase in revenues (7% at constant rates), reflecting strength in China, led by LTE deployments, in addition to other geographies such as Australia and India, offsetting weakness in Japan. In Rest of World, growth in CALA was offset by revenue declines in MEA.

Geographic breakdown of revenues (In Euro million)	First quarter 2015	First quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Fourth quarter 2014	Change q-o-q (actual)	Change q-o-q (constant)
North America*	1,560	1,450	11%	-9%	1,489	5%	-6%
Europe	704	657	7%	5%	890	-21%	-21%
Asia Pacific	586	489	20%	7%	754	-22%	-27%
RoW	385	367	5%	-3%	549	-30%	-33%

Total group revenues	3,235	2,963	9%	-4%	3,682	-12%	-18%

*	excluding LGS

P&L HIGHLIGHTS

Adjusted Profit & Loss Statement (In Euro million except for EPS)	First quarter 2015	First quarter 2014	Change y-o-y	Fourth quarter 2014	Change q-o-q
Revenues	3,235	2,963	9%/-4%*	3,682	-12%/-18%*
Cost of sales	(2,116)	(2,007)	(109)	(2,403)	287
Gross profit	1,119	956	163	1,279	(160)
in % of revenues	34.6%	32.3%	230 bps	34.7%	-10 bps
SG&A expenses	(428)	(381)	12%	(417)	3%
R&D costs	(609)	(542)	12%	(578)	5%
Adjusted Operating income	82	33	49	284	(202)
in % of revenues	2.5%	1.1%	140 bps	7.7%	-520 bps
Restructuring costs	(69)	(67)	(2)	(157)	88
Litigations	(19)	4	(23)	2	(21)
Gain/(loss) on disposal of consolidated entities	(4)	(16)	12	40	(44)
Post-retirement benefit plan amendment	—	—	—	9	(9)
Financial expense	(28)	(82)	54	(102)	74
Share in net income of equity affiliates	1	2	(1)	7	(6)
Income/(loss) tax benefit	(23)	50	(73)	216	(239)
Income/(loss) from discontinued activities	(14)	16	(30)	(2)	(12)
Adjusted Net income (loss) (Group share)	(68)	(65)	(3)	278	(346)
Non-controlling interests	(6)	5	(11)	19	(25)
Adjusted EPS diluted (in Euro)	(0.02)	(0.02)	Nm	0.09	Nm
Adjusted E/ADS* diluted (in USD)	(0.03)	(0.03)	Nm	0.10	Nm
Number of diluted shares (million)	2,782.8	2,758.7	Nm	3,473.4	Nm

*	At constant rate

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CASH FLOW STATEMENT HIGHLIGHTS

Cash Flow highlights (In Euro million )	First quarter 2015	First quarter 2014
Adjusted operating income	82	33
Change in operating WCR, D&A and other adj.	(36)	(50)
Operating Cash Flow	46	(17)
Interest	(103)	(89)
Income tax (expense)	(16)	(34)
Pension funding & retiree benefit cash outlays	(20)	(42)
Restructuring cash outlays	(112)	(110)
Capital expenditures (incl. R&D cap.)	(127)	(106)
Disposal of Intellectual Property	—	—
Free Cash Flow	(332)	(398)
Free Cash Flow excluding restructuring cash outlays	(220)	(288)

BALANCE SHEET HIGHLIGHTS

Statement of position - Assets (In Euro million)	Mar 31, 2015	Dec 31, 2014
Total non-current assets	11,613	10,362
Goodwill & intangible assets, net	4,578	4,192
Prepaid pension costs	2,977	2,636
Other non-current assets	4,058	3,534
Total current assets	12,300	11,098
OWC assets	4,998	4,542
Other current assets	1,369	1,006
Marketable securities, cash & cash equivalents	5,933	5,550

Total assets	23,913	21,460

Statement of position - Liabilities and equity (In Euro million)	Mar 31, 2015	Dec 31, 2014
Total equity	2,995	2,694
Attributable to the equity owners of the parent	2,063	1,861
Non controlling interests	932	833
Total non-current liabilities	12,251	11,085
Pensions and other post-retirement benefits	5,914	5,163
Long term debt	5,184	4,875
Other non-current liabilities	1,153	1,047
Total current liabilities	8,667	7,681
Provisions	1,338	1,364
Short term debt	652	402
OWC liabilities	4,630	4,381
Other current liabilities	2,047	1,534

Total liabilities and shareholder’s equity	23,913	21,460

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/Q1-2015

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Notes

The Board of Directors of Alcatel-Lucent met on May 5, 2015, examined the Group’s unaudited interim condensed consolidated financial statements at March 31, 2015, and authorized their issuance.

The interim condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/Q1-2015

Operating income is the Income from operating activities before restructuring costs, litigations, impairment of assets, gain on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

Upcoming events

May 26: AGM

July 30: Second-quarter results

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example the stated goal to “reach our positive free cash flow target in 2015”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption”, “on track”, “turnaround”, variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad worldwide trends not within our control, locally specific events that may have an impact on our overall activities, as well as the timing of closing and expected benefits from the contemplated combination with Nokia and the impact of each of such operation on sales and income. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand and market trends being as expected (in particular for those where we have decided to focus our resources), our ability to diversify our customer base, reach the targeted levels of cash flow generation, achieve the planned fixed cost savings, as well as close on certain operations, among which the announced combination with Nokia. Actual outcomes may also differ materially with regard to our projected combination with Nokia and achieving our Shift Plan goals such as headcount reduction and streamlining the organization, product mix and site rationalization, exit of unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans and to convert US pension liabilities into a one-time lump-sum payment in a cost-effective manner, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2014, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This document is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).

ADJUSTED PROFORMA RESULTS

In the first quarter, the reported net loss (group share) was Euro (72) million or Euro (0.03) per diluted share (USD (0.03) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 4 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which excludes the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The first quarter 2015 adjusted net loss (group share) was Euro (68) million or Euro (0.02) per diluted share (USD (0.03) per ADS).

	Q1 2015
(In Euro million except for EPS)	As reported	PPA	Adjusted

Revenues	3,235		3,235
Cost of sales	(2,116)		(2,116)

Gross Profit	1,119		1,119

SG&A expenses	(428)		(428)
R&D costs	(615)	6	(609)

Operating income	76	6	82

Restructuring costs	(69)		(69)
Litigations	(19)		(19)
Gain/(loss) on disposal of consolidated entities	(4)		(4)

Income from operating activities	(16)	6	(10)

Financial expense	(28)		(28)

Share in net income of equity affiliates	1		1
Income/(loss) tax benefit	(21)	(2)	(23)

Income (loss) from continuing operations	(64)	4	(60)

Income (loss) from discontinued activities	(14)		(14)

Net Income (loss)	(78)	4	(74)

of which: Equity owners of the parent	(72)	4	(68)
Non-controlling interests	(6)		(6)

Earnings per share: basic	(0.03)	0.00	(0.02)
Earnings per share: diluted	(0.03)	0.00	(0.02)

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.0741 USD as of March 31, 2015.

RESTATEMENT OF 2015 - 2014 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million	Q1’15	2014	Q4’14	Q3’14	Q2’14	Q1’14	2013	Q4’13	Q3’13	Q2’13	Q1’13
Revenues
Core Networking	1,450	5,966	1,802	1,443	1,369	1,352	6,151	1,726	1,516	1,583	1,326
IP Routing	583	2,368	664	594	561	549	2,253	555	580	624	494
IP Transport	492	2,114	649	527	484	454	2,120	618	544	530	428
IP Platforms	375	1,484	489	322	324	349	1,778	553	392	429	404
Access	1,782	7,157	1,871	1,807	1,907	1,572	7,447	1,983	1,951	1,816	1,697
Wireless Access	1,184	4,685	1,211	1,176	1,299	999	4,510	1,240	1,196	1,062	1,012
Fixed Access	506	2,048	549	518	521	460	2,069	542	541	523	463
Managed services	78	369	96	97	77	99	791	186	186	215	204
Licensing	14	55	15	16	10	14	77	15	28	16	18
Other	6	46	1	—	—	45	210	54	51	53	52
Eliminations & Unallocated	(3)	9	8	4	3	(6)	5	—	2	—	3
Total group revenues	3,235	13,178	3,682	3,254	3,279	2,963	13,813	3,763	3,520	3,452	3,078

Adj. operating income (loss)
Core Networking	41	630	288	123	123	96	479	258	93	139	(11)
in % of revenues	2.8%	10.6%	16.0%	8.5%	9.0%	7.1%	7.8%	14.9%	6.1%	8.8%	-0.8%
Access	67	42	6	62	11	(37)	(85)	76	46	(75)	(132)
in % of revenues	3.8%	0.6%	0.3%	3.4%	0.6%	-2.4%	-1.1%	3.8%	2.4%	-4.1%	-7.8%
Other	—	—	1	—	—	(1)	5	(1)	3	1	2
in % of revenues	—	—	—	—	—	-2.2%	2.4%	-1.9%	5.9%	1.9%	3.8%
Unallocated	(26)	(49)	(11)	(15)	2	(25)	(121)	(40)	(28)	(19)	(34)
Total	82	623	284	170	136	33	278	293	114	46	(175)
in % of revenues	2.5%	4.7%	7.7%	5.2%	4.1%	1.1%	2.0%	7.8%	3.2%	1.3%	-5.7%

Segment Operating Cash Flow
Core Networking	(42)	528	415	(38)	103	48	482	317	62	110	(7)
in % of revenues	-2.9%	8.9%	23.0%	-2.6%	7.5%	3.6%	7.8%	18.4%	4.1%	6.9%	-0.5%
Access	(58)	48	154	(36)	(9)	(61)	(137)	223	26	(114)	(272)
in % of revenues	-3.3%	0.7%	8.2%	-2.0%	-0.5%	-3.9%	-1.8%	11.2%	1.3%	-6.3%	-16.0%
Other	—	(12)	—	—	—	(12)	(5)	5	(4)	(4)	(2)

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

In Euro Million	Q1’15	2014	Q4’14	Q3’14	Q2’14	Q1’14	2013	Q4’13	Q3’13	Q2’13	Q1’13
Revenues
in % of revenues	—	-26.1%	—	—	—	-26.7%	-2.4%	9.3%	-7.8%	-7.5%	-3.8%
Unallocated	(52)	(70)	(51)	13	2	(34)	(129)	(58)	(45)	(32)	6
Total	(152)	494	518	(61)	96	(59)	211	487	39	(40)	(275)
in % of revenues	-4.7%	3.7%	14.1%	-1.9%	2.9%	-2.0%	1.5%	12.9%	1.1%	-1.2%	-8.9%

INFORMATION REGARDING THE AMENDMENTS TO THE INSTRUMENTS

AND TERMS OF THE LONG-TERM COMPENSATION SCHEMES

OF THE EMPLOYEES OF THE GROUP AND OF THE CHIEF EXECUTIVE

OFFICER IN THE CONTEXT OF THE CONTEMPLATED PUBLIC

EXCHANGE OFFER BY NOKIA ON ALCATEL LUCENT

In the context of the contemplated combination between Alcatel-Lucent and Nokia, the Board of Directors, at its meeting of April 14, 2015, approved several amendments to the existing long-term compensation schemes of the Group.

The Group employees’ rights under the long-term compensation schemes will, subject to certain conditions, be definitively vested. This principle will also apply to the long-term components of the Chief Executive Officer’s compensation.

Stock options

The stock option plans submit the vesting of the rights to a presence condition for all beneficiaries and to a performance condition for certain of them.

Given the exceptional circumstances of the contemplated transaction between Nokia and Alcatel- Lucent, the Board of Directors has decided that all stock options held by Group employees will, subject to certain conditions, be deemed definitively vested and will be available at the date of the public offer, so that all beneficiaries will be able to exercise their rights during the public offer period, receive newly issued shares and tender such newly issued shares to the public offer.

The detailed terms and conditions of this accelerated vesting, as well as their tax and social security charges consequences, will be communicated in detail to the relevant employees at a later date.

Furthermore, in order to replace the 2014 stock option plan which could not be implemented, the Board of Directors approved the principle of granting shares. The precise terms and conditions of the grant of these shares will be communicated in detail at a later date.

Performance shares

The vesting of performance shares is subject to a presence condition in the Group and to a performance condition for all beneficiaries, with a progressive vesting period for all beneficiaries.

All the performance shares which are vested and available pursuant to the performance shares’ plans will be eligible for tender to the public offer.

The beneficiaries of performance shares which have been granted to date and which, at the time of the public offer, will not be vested, will be entitled to, subject to certain conditions, waive their rights under such performance shares. In exchange for this waiver of rights, such beneficiaries will receive a number of Alcatel-Lucent shares equal to the number of performance shares they were entitled to receive under the relevant Plans.

Such shares will be transferred to beneficiaries at the time of the public offer so that they may be tendered to the public offer. Beneficiaries will also have the possibility to retain their performance shares with the right, at the end of the lock-up period and under certain conditions, to exchange their Alcatel Lucent shares for Nokia shares.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

The precise terms and conditions of the amendments made to the performance share Plans, as well as the tax and social charges consequences, will be communicated in detail to the relevant employees at a later date.

Compensation of the Chief Executive Officer

Pursuant to the AFEP-MEDEF Code on Corporate Governance of listed companies as amended in June 2013, Alcatel-Lucent discloses annually the compensation of the company’s executive directors, namely the Chairman of Board of Directors, Mr. Philippe Camus and its Chief Executive Officer, Mr. Michel Combes.

In the context of the combination between Alcatel-Lucent and Nokia and given the amendments made to the instruments of long term compensation benefiting to the employees of the Group, the Board of Directors, based on the recommendation of the Compensation Committee, has approved the amendments of certain components of Mr. Michel Combes’ compensation, as described below.

Performance Units plans

The Board of Directors decided to grant Mr. Michel Combes 1,300,000 Performance Units at its meeting of March 7, 2013, 700,000 Performance Units at its meeting of March 19, 2014, and 685,000 Performance Units at its meeting of March 13, 2015, the vesting of which, at the end of a three year period, is subject to a presence condition in his capacity of Chief Executive Officer until the end of the three-year vesting period and to the satisfaction of performance criteria applicable in each case to all Performance Units granted.

The Board, at its meeting of March 13, 2015, determined the following level of achievement of the performance criteria for fiscal year 2014:

•	Performance Units 2013: the first criterion, namely, the definition and the implementation of the Company’s strategy, based on the achievement of the targets of the Shift Plan and, in particular, for fiscal year 2014, on the basis of the progress in the divestments against the €1 billion target, is reached at 100%. At the end of the fiscal year 2014, the divestment operations completed or announced had reached over 70% of the Shift Plan target.

•	Performance Units 2014: the first criterion, namely, the implementation of the Company’s strategy, based on the achievement of the targets of the Shift Plan, is reached at 100%. The results of the Company for the fiscal year 2014 reflect all the progress made during the year.

The Board of Directors, at its meeting of April 14, 2015, determined the level of achievement for fiscal year 2014 of the following performance criteria upon the recommendation of the Compensation Committee:

•	Performance Units 2013: the second criterion based on the performance of Alcatel-Lucent share price, is reached at 75%.

•	Performance Units 2014: the second criterion based on the performance of the Alcatel-Lucent share price is reached at 82.7%.

Given the level of satisfaction of the two criteria of the Performance Units 2013 and 2014, the global satisfaction rate for the fiscal year 2014 is:

•	87.5% for the Performance Units plan for 2013, i.e., 379,166 Performance Units; and

•	91.35% for the Performance Units plan for 2014, i.e., 213,150 Performance Units.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

The Board of Directors after having taken into account the new and exceptional circumstances resulting from the contemplated public exchange offer by Nokia on Alcatel-Lucent and after having decided to waive, under certain conditions, the vesting and lock-up conditions to which all Group employees are subject pursuant to the terms of their long term incentive plans, has decided, concerning Mr. Michel Combes’ Performance Units plans 2013, 2013, 2014, that the presence condition is waived and that his rights in connection with such Performance Units plans are deemed definitively vested as follows:

•	regarding the Performance Units plan for 2013: 433,333 Performance Units for the last tranche (2016);

•	regarding the Performance Units plan for 2014: 466,666 Performance Units for the last two tranches (2016 and 2017);

•	regarding the Performance Units plan for 2015: all the 685,000 Performance Units.

The Performance Units entitle Mr. Michel Combes to receive a future compensation in cash. However, the Board of Directors has decided that Mr. Michel Combes will not receive any cash pursuant to the Performance Units. The Performance Units will entitle Mr. Michel Combes to be paid in Alcatel-Lucent shares according to a ratio of 1 share for 1 Performance Unit. The payment dates will follow the initial timetable and the payments will therefore be made at the following dates:

•	Performance Units 2013: 1,245,832 shares on April 1, 2016, if the closing of the transaction takes places before April 1, 2016 or at the closing of the transaction if it takes place on April 1, 2016 or after such date;

•	Performance Units plan 2014: 679,816 shares on March 19, 2017;

•	Performance Units plan 2015: 685,000 shares on March 13, 2018.

In any case, these payments in shares will be subject to:

•	the fact that the Chief Executive Officer presents to the Board of Directors three months after the announcement of the proposed combination of Alcatel-Lucent with Nokia (i) a new management team which could implement the transaction and (ii) a status update regarding the consultation of the employees’ representative bodies and stakeholders, and the regulatory aspects relating to the transaction, including those relating to antitrust laws; and

•	the success of the public offer in compliance, in all material respects, with the conditions recommended by the Board of Directors.

Moreover, in accordance with the agreements entered into with Nokia and pursuant to the conditions thereof, the shares granted to Mr. Michel Combes pursuant to his Performance Units, are intended to be exchanged for Nokia shares in accordance with the exchange ratio applicable for the public exchange offer.

Stock options

Mr. Michel Combes is currently benefiting from an undertaking by the Group to grant him 700,000 stock options, as decided by the Board of Directors for the fiscal year 2014. The Board of Directors did not however grant any stock option to any officer or employee of the Group since that date.

The Board of Directors has approved the principle of granting shares to the company’s employees in replacement of the stock option plan decided in September 2014 and which could not be implemented. Correlatively, and given the very specific circumstances resulting from the contemplated combination, the Board of Directors has decided that the undertaking to grant Mr. Michel Combes the 700,000 stock options will be replaced by a grant of Alcatel-Lucent shares.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

The number of shares to be granted to Mr. Michel Combes will be determined in accordance with the valuation of the 700,000 stock options and the value of Alcatel-Lucent shares applicable for the calculation of the exchange ratio in the public offer (it being agreed that the number of Alcatel-Lucent shares granted to Mr. Michel Combes as a result thereof shall not exceed 375,000).

The transfer of these shares will occur by thirds in accordance with the Performance Units payment timetable.

The transfer will be submitted to the same conditions as those indicated above for the Performance Units.

In accordance with the agreements entered into with Nokia, and to comply with the conditions thereof, the shares granted to Mr. Michel Combes in replacement of the stock options are intended to be exchanged for Nokia shares in accordance with the exchange ratio applicable to the public exchange offer.

The other components of Mr. Michel Combes’ compensation remain unchanged.

Finally, Mr. Michel Combes is currently entitled to a severance pay, the amount of which would be equal to 12 months of fixed and variable target annual compensation, subject to performance conditions as required by law. This severance pay is not paid to Mr. Michel Combes since none of its payment conditions are met.

The communication is posted on the Company’s website, section Corporate Governance: www.alcatel-lucent.com pursuant to the AFEP-MEDEF Code.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Monthly information regarding the total number of voting rights and the total number of shares of the Company

Article L. 233-8-II of the Commercial Code and article 223-16 of General Regulation of the AMF

Information related to April 2015

Date: April 30, 2015

Total number of shares: 2,832,267,914

Total number of voting rights:

Total of theoretical voting rights: 2,880,808,482

Total of voting rights exercisable at shareholders’ meeting*: 2,840,691,961

*	Total of voting rights exercisable at shareholders’ meeting = total number of voting rights attached to the shares – shares held by the issuer or its subsidiaries without voting rights

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Alcatel-Lucent: results of Shareholders’ meeting of May 26, 2015

Paris, May 26, 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) today held its annual Shareholders’ Meeting in Paris. Shareholders present or represented by proxy voted, in aggregate, a total of 1.497 billion shares, which represented a quorum of 53.63 per cent. They approved all proposed resolutions as part of the ordinary and extraordinary meeting.

The Shareholders’ Meeting thus approved the 2014 statutory financial statements of the parent company and consolidated financial statements, and decided to transfer to retained earnings its 2014 result.

The Shareholders’ Meeting also ratified the appointment of Sylvia Summers as director and the appointment of new censor Mr. Laurent du Mouza, Group employee and member of the FCP 2AL.

The Shareholders’ Meeting presentations will be available for replay from today in the evening on Alcatel-Lucent’s Investor pages at: http://www.alcatel-lucent.com/investors.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Alcatel-Lucent Completes the Consultation of its French Group Committee

in Connection with the Proposed Combination with Nokia

Paris, June 4, 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) announces today that it has taken a further step towards the proposed combination with Nokia to create an innovative leader in next-generation technology and services for an IP connected world with the completion of the consultation of its French Group Committee (Comité de Groupe France) as required by French applicable regulation. In its opinion, the French Group Committee indicated that it does not oppose the proposed combination with Nokia.

Following such consultation, the Board of Directors of Alcatel-Lucent expresses its full support for the proposed combination with Nokia.

Philippe Camus, Chairman of the Board of Directors of Alcatel-Lucent, said: “The Board is very pleased to see that the consultation of Alcatel-Lucent’s French Group Committee on the proposed combination with Nokia has been completed in line with the contemplated timing and encourages both teams to continue working towards the creation of a European champion and global leader in ultra-broadband, IP networking and cloud applications, for the benefit of our clients, employees and shareholders.”

The opinion of the French Group Committee will be included as part of the offer response document to be filed by Alcatel-Lucent with the Autorité des Marchés Financiers in response to the French offer which is expected to be filed by Nokia with the Autorité des Marchés Financiers as soon as the material regulatory approvals shall have been obtained.

The proposed transaction is subject to approval by Nokia’s shareholders, receipt of regulatory approvals and other customary conditions.

ABOUT ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network. For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect our current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6-K, and any other documents that Alcatel-Lucent has filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the SEC, the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with the Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s tender offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (http://company.nokia.com/en) and Alcatel-Lucent (www.alcatel-lucent.com).

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Monthly information regarding the total number of voting rights and the total number of shares of the Company

Article L. 233-8-II of the Commercial Code and article 223-16 of General Regulation of the AMF

Information related to May 2015

Date: May 31, 2015

Total number of shares: 2,832,829,882

Total number of voting rights:

Total of theoretical voting rights: 2,881,193,471

Total of voting rights exercisable at shareholders’ meeting*: 2,841,076,950

*	Total of voting rights exercisable at shareholders’ meeting = total number of voting rights attached to the shares – shares held by the issuer or its subsidiaries without voting rights

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

U.S. Department of Justice permits Nokia and Alcatel-Lucent to proceed with proposed combination

Helsinki & Paris, June 17, 2015 – Nokia and Alcatel-Lucent today announced that the United States Department of Justice has granted early termination of the U.S. antitrust waiting period for the combination of Nokia and Alcatel-Lucent, permitting the transaction to proceed. Early termination of the U.S. antitrust waiting period takes us one important step closer to the closing of the pending transaction.

The parties continue to make good progress with the regulatory approval processes in the remaining relevant jurisdictions, with the parties having already obtained antitrust clearances in Brazil and Serbia. Both companies will continue to cooperate with the remaining authorities to close their reviews as quickly as possible.

The transaction remains subject to approval by Nokia shareholders, Nokia holding over 50.00% of the share capital of Alcatel-Lucent on a fully diluted basis upon completion of the public exchange offer, receipt of other regulatory approvals and other customary conditions. The transaction is expected to close in the first half of 2016.

ABOUT NOKIA

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

ABOUT ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. It is dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Its mission is to invent and deliver trusted networks to help its customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MICROSITE DETAILS

Further information on the transaction can be found at: www.newconnectivity.com

MEDIA ENQUIRIES

Brunswick (adviser to Nokia)

Tel: +1 202 393 7337 (U.S.)

Tel: +44 (0)207 404 5959 (U.K.)

Alcatel-Lucent Communications

Simon Poulter, simon.poulter@alcatel-lucent.com

Tel: +33 (0)1 55 14 10 06

Valerie La Gamba, valerie.la_gamba@alcatel-lucent.com

Tel: + 33 (0)1 55 14 15 91

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Monthly information regarding the total number of voting rights and the total number of shares of the Company

Article L. 233-8-II of the Commercial Code and article 223-16 of General Regulation of the AMF

Information related to June 2015

Date: June 30, 2015

Total number of shares: 2,834,460,292

Total number of voting rights:

Total of theoretical voting rights: 2,882,699,602

Total of voting rights exercisable at shareholders’ meeting*: 2,842,583,081

*	Total of voting rights exercisable at shareholders’ meeting = total number of voting rights attached to the shares – shares held by the issuer or its subsidiaries without voting rights

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

[Press release dated 21 July 2015 only available in French]

ALCATEL-LUCENT ANNONCE AUJOURD’HUI L’ENTREE EN NEGOCIATIONS EXCLUSIVES AVEC SELHA GROUP POUR LA REPRISE DU SITE D’EU

Dans le cadre du plan Shift, le projet d’intégration à Selha Group marque une étape essentielle pour la diversification et le développement de l’activité industrielle du site d’Eu qui avait été filialisée en janvier 2015.

Paris, le 21 juillet 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) et Selha Group annoncent être entrés en négociations exclusives en vue de l’acquisition de 100% d’Alcatel-Lucent EU par Selha Group. Cette intégration permettra au site d’Eu d’accélérer sa diversification et son développement en profitant de la complémentarité des clients, marchés et savoir-faire de Selha Group avec ceux d’Alcatel-Lucent Eu. Le nouveau groupe se positionnera comme un intégrateur premium sur les marchés de l’aéronautique, de l’énergie et des télécoms.

Dans le cadre du plan Shift et du recentrage stratégique du groupe Alcatel-Lucent, le centre industriel de Eu, spécialisé dans l’industrialisation, la fabrication, l’intégration et la réparation d’équipements d’infrastructures et de réseaux de télécommunications, est devenu une filiale autonome depuis le 1er janvier 2015. Cette transformation juridique avait pour objectif de permettre au site de chercher un partenaire industriel, dont la complémentarité des activités lui permettrait de se diversifier et de conquérir de nouveaux marchés. Ce travail de recherche a permis d’identifier Selha Group, dont le profil et le projet industriel remplissaient les conditions fixées par Alcatel-Lucent International et la direction du site.

Selha Group est un acteur industriel à capitaux maroco-français qui dispose d’une position bien établie sur le marché électronique, notamment dans le secteur aéronautique. A ce titre, le groupe fait partie des fournisseurs préférentiels de dispositifs électroniques pour Airbus, Zodiac Aerospace, Thalès, Safran ou encore Meggitt. Les complémentarités entre Alcatel-Lucent Eu et Selha Group permettront d’apporter une activité importante au nouvel ensemble, une taille critique et les capacités financières indispensables pour innover et se développer.

Philippe Masselin, Directeur du site d’Alcatel-Lucent Eu a déclaré : « ce projet apporte non seulement des garanties solides pour l’avenir de notre site. Mais il s’agit surtout d’une formidable opportunité de mettre en valeur notre savoir-faire et les compétences de nos équipes, au service d’une stratégie de développement ambitieuse et innovante en termes de positionnement. »

Pour Jean-Bernard Buisson, Président de Selha Group : « cette opération permettra au nouveau groupe ainsi constitué de devenir un intégrateur premium sur les marchés de l’aéronautique, de l’énergie et des télécoms. Nous ferons ainsi partie du top 5 des fabricants d’ensembles électroniques, avec un chiffre d’affaires supérieur à 100 millions d’euros, ce qui confèrera au groupe une position stratégique pour répondre aux besoins des grands donneurs d’ordres ».

Le groupe Alcatel-Lucent au travers de sa filiale française Alcatel-Lucent International est entièrement mobilisé pour la réussite de ce projet. Le groupe s’est notamment engagé à assurer un volume d’activité au site sur une durée de cinq ans. Pour permettre au site d’atteindre le niveau de compétitivité conforme aux exigences de ses nouveaux marchés, un plan de départs volontaires et de mobilité vers Alcatel-Lucent International est également prévu en parallèle. Le plan de départs volontaires sur critères d’âge et d’ancienneté, ainsi que le plan de mobilité interne seront financés par Alcatel-Lucent. Les effectifs du site devraient passer de 305 à 222 personnes à fin juin 2016, sans aucun départ contraint.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Ce projet fera l’objet d’une procédure d’information et de consultation auprès des instances représentatives du personnel qui débutera aujourd’hui. Au terme de celle-ci, et après accord de l’administration du travail sur la réorganisation proposée, le projet pourra être mis en œuvre.

A PROPOS DE SELHA GROUP

Implanté depuis plus de 30 ans en Pays de la Loire (Selha à Renazé – LCO à Cossé-le-Vivien) et au Maroc (OB à Casablanca) depuis plus de 15 ans, Selha Group s’est spécialisé dans le co-développement, l’industrialisation et la production de cartes et de sous-ensembles électroniques et filaires de haute qualité. Le groupe (700 collaborateurs, 70 M€ de CA) a pour principaux clients de grands donneurs d’ordres européens, leaders mondiaux dans leurs secteurs respectifs.

Pour plus d’informations, visitez le site de Selha Group à l’adresse http://www.selhagroup.com

Contact presse Selha Group

Adeline Brisard: adeline.brisard@selha.fr T: +33 (0)2.43.09.14.30

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

European Commission approves Nokia’s proposed acquisition of Alcatel-Lucent

Paris, July 24, 2015 – Nokia today announced that it has received approval from the European Commission for its pending acquisition of Alcatel-Lucent. The proposed transaction was notified to the European Commission on June 19, 2015 and was cleared today without conditions following a Phase 1 review.

Approval by the European Commission follows previously disclosed antitrust clearances in Brazil and Serbia and the expiration of the antitrust review period in the United States. In addition, the parties confirmed today they have received further antitrust clearances from Albania, Canada, Colombia and Russia. Both companies will continue to cooperate with the remaining authorities to close their reviews as quickly as possible.

The transaction remains subject to approval by Nokia shareholders, Nokia holding over 50.00% of the share capital of Alcatel-Lucent on a fully diluted basis upon completion of the public exchange offer, receipt of other regulatory approvals and other customary conditions. The transaction is expected to close in the first half of 2016.

ABOUT NOKIA

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

ABOUT ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. It is dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Its mission is to invent and deliver trusted networks to help its customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect,” “will” and similar expressions. These forward-looking statements include statements relating to the expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the ability of the parties to obtain the necessary regulatory approvals and consummate the pending transaction.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This release relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the AMF or the response document (note en réponse) to be filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

MICROSITE DETAILS

Further information on the transaction can be found at: www.newconnectivity.com

MEDIA ENQUIRIES

Brunswick (adviser to Nokia)

Tel: +32 (0) 2 235 65 10 (Brussels)

Tel: +44 (0)207 404 5959 (U.K.)

Alcatel-Lucent Communications

Simon Poulter, simon.poulter@alcatel-lucent.com

Tel: +33 (0)1 55 14 10 06

Valerie La Gamba, valerie.la_gamba@alcatel-lucent.com

Tel: + 33 (0)1 55 14 15 91

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Alcatel-Lucent announces governance structure to prepare company for proposed combination with Nokia

•	For the transition period, Philippe Camus is appointed Chairman & Interim CEO, per Sept. 1, supported by Philippe Guillemot, Jean Raby and Basil Alwan in overseeing transition and completion of The Shift Plan

•	Jean-Cyril Spinetta appointed Lead Director of the Board

•	Michel Combes to step down as CEO, effective September 1

Paris, France, July 30, 2015 – The Board of Directors of Alcatel-Lucent (Euronext Paris and NYSE: ALU) has announced today the governance structure to lead the Group as it prepares for the proposed combination with Nokia.

Effective September 1, 2015, and for the duration of the transition period, Philippe Camus, currently Chairman of the Board of Directors, will become Chairman and Interim CEO. Jean-Cyril Spinetta is appointed Lead Director of the Board. Philippe Guillemot, Chief Operating Officer, will be in charge of leading the operational management of the group. Jean Raby, Chief Finance and Legal Officer, will be responsible for completing the proposed transaction with Nokia. Philippe Guillemot and Basil Alwan, President of the IP Routing & Transport business line, will jointly lead the integration team. Michel Combes will step down as CEO, as was indicated at the time of the announcement of the proposed merger with Nokia on April 15. His departure from the group will be effective September 1.

The leadership team will be responsible for completing Alcatel-Lucent’s 2015 targets under the Shift Plan and closing the proposed transaction with Nokia and preparing for the companies’ integration.

Commenting on the Board’s decision, Philippe Camus said: “In order to achieve the objectives of this transition period and ensure the successful integration with Nokia, I will be supported for operational responsibilities by Philippe Guillemot who, in addition to leading execution of The Shift Plan, will also be in charge of the Executive Committee and will co-lead the integration process with Basil Alwan. Jean Raby will ensure the closure of the intended transaction in the best interests of the Alcatel-Lucent shareholders.”

Mr. Camus added: “On behalf of the Board of Directors, I also wish to express our deep gratitude to Michel Combes. His determination to turn around Alcatel-Lucent and his leadership have enabled the Group’s transformation.

“Alcatel-Lucent has already delivered on major steps of The Shift Plan, successfully focusing itself around growth in next-generation and reviving the confidence of its stakeholders. Michel can be credited with renewing a company which is now ready to reap the fruits of these efforts, and commence a new chapter in its history.”

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

ALCATEL-LUCENT REPORTS Q2 2015 RESULTS

FIRST Q2 OF FREE CASH FLOW GENERATION SINCE THE

ALCATEL-LUCENT MERGER IN 2006

•	Positive free cash flow of Euro 65 million, marking the first Q2 of positive free cash flow since the Alcatel-Lucent merger in 2006, improving by Euro 270 million compared to the year-ago quarter. Free cash flow before restructuring of Euro 158 million, up Euro 248 million compared to the year-ago quarter.

•	Group revenues, excluding Managed Services and at constant perimeter, increasing 6% year-on year. At constant exchange rates, Group revenues, excluding Managed Services and at constant perimeter, were down 8%. The weight of next-generation activities continued to progress, representing 76% of revenues compared to 70% in the year-ago quarter.

•	Gross margin expanding 220 bps year-over-year to 34.8%.

•	Adjusted operating income of Euro 175 million, leading to an operating margin of 5.1%, up 100 bps compared to Q2 2014.

Key numbers for the second quarter 2015

In Euro million (except for EPS)	Second quarter 2015	Second quarter 2014	Change y-o-y

Profit & Loss Statement
Revenues	3,450	3,279	5%/-9	%*
Gross profit	1,202	1,068	134
in % of revenues	34.8%	32.6%	220 bps
Adjusted Operating income	175	136	39
in % of revenues	5.1%	4.1%	100 bps
Reported Net income (loss) (Group share)	(54)	(298)	244
Reported EPS diluted (in Euro)	(0.02)	(0.11)	Nm
Reported E/ADS diluted (in USD)	(0.02)	(0.15)	Nm

Cash Flow Statement
Segment Operating cash flow	316	96	220
Free cash flow	65	(205)	270
Free cash flow before restructuring cash outlays	158	(90)	248

The Shift Plan KPIs
Core Networking Revenues	1,675	1,369	22%/10	%*
Core Networking Adjusted Operating income	153	123	30
in % of revenues	9.1%	9.0%	10 bps
Access operating cash flow	129	(9)	138
Cumulative Fixed Cost Savings	746	572	174

*	At constant rate

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Paris, July 30, 2015 – Alcatel-Lucent’s (Euronext Paris and NYSE: ALU) results for Q2 2015 once again demonstrate good resilience in an overall soft spending environment notably in North America, with continued solid progress in margins and free cash flow.

Commenting on the results, Michel Combes, CEO of Alcatel-Lucent, said: “Our second quarter 2015 results represent a significant milestone for Alcatel-Lucent, reflecting the first Q2 of free cash flow generation since the merger of Alcatel and Lucent in 2006. Alcatel-Lucent’s financial results for the first half of 2015 clearly show that the company has delivered on the key objectives of The Shift Plan, launched two years ago. The company is now well on track to complete its turnaround by the end of the year.

Today we can also report that progress towards the proposed combination with Nokia is well on track, in particular with regulatory approvals being secured in a number of jurisdictions. This is a positive endorsement of the project, as Alcatel-Lucent prepares to write the next chapter of its transformation story, and becomes part of a powerhouse in global communications today and long into the future.”

Highlights of Q2 2015

•	Group revenues, excluding Managed Services and at constant perimeter, increased 6% year-on-year. At constant exchange rates, Group revenues, excluding Managed Services and at constant perimeter, were down 8%. The weight of next-generation activities continued to progress, representing 76% of revenues compared to 70% in the year-ago quarter. Next-generation technologies revenues increased 15% year-over-year at actual rates and declined 1% at constant exchange rates.

•	Gross margin reached 34.8% of revenues, expanding 220 bps year-on-year, driven notably by improved profitability and favorable software mix across several business lines.

•	Cumulative fixed cost savings totaled Euro 746 million through Q2 2015, reflecting ongoing initiatives as well as the cumulative improvement in operating reserves since the beginning of the Shift Plan.

•	Operating expenses increased 10% year-over-year at actual rates, and were down 3% at constant exchange rates.

•	Adjusted operating income totaled Euro 175 million, or 5.1% of revenues, compared to Euro 136 million in Q2 2014, or 4.1% of revenues. Profitability of our Core Networking segment improved 10 bps to reach an adjusted operating margin of 9.1% while our Access segment improved 70 bps to reach an adjusted operating margin of 1.3%.

•	As reported, the Group showed a net loss (Group share) of Euro (54) million in Q2 2015, or Euro (0.02) per share, compared to Euro (298) million in the year-ago period. In addition to stronger operating profitability, the improvement mainly reflects lower financial expenses and restructuring costs.

•	Free cash flow was Euro 65 million, an improvement of Euro 270 million year-over-year, reflecting stronger operating profitability, improved operating working capital and lower non-operating cash items. Free cash flow before restructuring was Euro 158 million, an improvement of Euro 248 million compared to the year-ago quarter.

•	At June 30, 2015, the Group had a net cash position of Euro 212 million, versus a net cash position of Euro 262 million at March 31, 2015.

•	At June 30, 2015, the Group’s overall Pensions and OPEB exposure indicated a deficit of Euro (1,065) million compared to a deficit of Euro (1,645) million at March 31, 2015. This change

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

primarily reflects the increase in discount rates over the last quarter. From an ERISA standpoint, which determines funding requirements in the US, the US pension funds remain in a surplus and we do not expect to make any additional contributions to these plan assets for the foreseeable future. In addition, consistent with prior announcements, Alcatel-Lucent is making an offer to approximately 86,000 participants in its US pension plans a one-time opportunity to convert their currently monthly pensions to a lump sum payment. This offer formally began on July 20, 2015 and ends on September 25, 2015. Payments to those who elect to accept this offer will be made on or about November 2, 2015 from existing plan assets.

Highlights of January – June 2015

•	Group revenues, excluding Managed Services and at constant perimeter, increased 9% year-on-year. At constant exchange rates, Group revenues, excluding Managed Services and at constant perimeter, are down 6%. The weight of next-generation activities represented 75% of revenues compared to 69% in the year-ago period. Next-generation revenues increased 19% year-over-year at actual rates and 4% at constant exchange rates.

•	Gross margin reached 34.7% of revenues, improving 230 bps compared to the first half of 2014.

•	Adjusted Operating income totaled Euro 257 million, or 3.8% of revenues compared to Euro 169 million, or 2.7% of revenues in the year-ago period.

•	As reported, the Group showed a net loss (Group share) of Euro (126) million, an improvement of Euro 245 million compared to the net loss of Euro (371) million in the year-ago period.

•	Free cash flow of Euro (267) million, an improvement of Euro 336 million compared to the first half of 2014. Free cash flow before restructuring was Euro (62) million, an improvement of Euro 316 million year-over-year.

CORE NETWORKING

Core Networking segment revenues were Euro 1,675 million in Q2 2015, up 22% year-over-year at actual rates and up 10% at constant rates. Adjusted operating income totaled Euro 153 million, or 9.1% of segment revenues in Q2 2015, compared to Euro 123 million or 9.0% of revenues in Q2 2014, reflecting continued strong contribution from IP Routing in addition to improvements in both IP Transport and IP Platforms. Core Networking segment operating cash flow was Euro 192 million in the quarter, an increase of Euro 89 million compared to Q2 2014.

Breakdown of segment (In Euro million)	Second quarter 2015	Second quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	First quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
Core Networking
Revenues	1,675	1,369	22%	10%	1,450	16%	14%
IP Routing	659	561	17%	3%	583	13%	12%
IP Transport	630	484	30%	21%	492	28%	26%
IP Platforms	386	324	19%	3%	375	3%	2%
Adjusted Operating income	153	123	30		41	112
in % of revenues	9.1%	9.0%	10 bps		2.8%	Nm
Segment Operating Cash-Flow	192	103	89		(42)	234
in % of revenues	11.5%	7.5%	400 bps		-2.9%	Nm

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

IP Routing revenues were Euro 659 million in Q2 2015, an increase of 17% at actual rates and 3% at constant rates, when compared to Q2 2014. The business witnessed double-digit growth in EMEA and CALA, resilience in North America and declines in APAC driven by a continued spending pause in Japan. Revenues from non-telco customers grew at a double-digit pace year-over-year, at constant exchange rates, reflecting the continued progress in our market diversification strategy.

•	Expansion into the core routing market continues, as our 7950 XRS IP Core router saw strong year-over-year revenue growth and registered 5 new wins in Q2, for a total of 44 wins to date.

•	Continued momentum in virtualized routing both in and outside the telecom service provider space with 8 new customers for the Virtualized Service Router (VSR) in Q2 2015, bringing the total to 16 deployments and over 75 trials underway, including our NFV trial with Telefonica which includes our VSR.

•	Introduction of the Network Services Platform, the industry’s first carrier SDN platform that unifies network service automation and carrier network optimization across IP and Optical layers.

•	Nuage added 5 new customers, bringing the total to 25 wins, including China Mobile, and announced collaborations with both Arista and Mirantis as part of Nuage Networks ecosystem program. Nuage also introduced the Virtualized Services Assurance Platform (VSAP), which addresses the need for visibility and correlation between the virtual networks for applications and workloads and the physical connectivity provided by the datacenter network infrastructure.

IP Transport revenues were Euro 630 million in Q2 2015, up 30% at actual rates and 21% at constant rates, compared to the year-ago quarter. Terrestrial optics revenues showed strong double-digit growth at constant rates, as WDM witnessed strength in EMEA, CALA and APAC. The cyclical upswing continued in our submarine business, as revenues grew more than 40% at constant rates and our pipeline grew with new awards and contracts signed.

•	Within WDM, our 1830 Photonic Service Switch (PSS) platform represented 52% of terrestrial optical product revenues in the quarter, up 9 percentage points year-on-year, and was notably selected by the Beijing and Nanning Railway Bureaus in China to upgrade the “backbone” communications networks of rail lines in China.

•	In Q2 2015, our 100G shipments represented 51% of total WDM line cards shipments, an increase of 15 percentage points year-on-year. Recent 100G announcements include both Telecom Italia and Tiscali in Italy in addition to AIS in Thailand.

•	Alcatel-Lucent and T-Mobile Czech Republic successfully completed a trial of 400G data transmission over an existing network using our 1830 PSS with the 400G Photonic Service Engine (PSE).

•	ASN registered a number of new wins in Q2 2015, including the first phase of a new route linking Japan to Europe passing along Alaska, in addition to successfully achieving a new transmission record for capacity upgrade on the Apollo South system, which connects France to the United States. A lab trial also achieved a distance record for undersea data transmission over more than 10,000 km using unique 300G technology of ASN’s 1620 SOFTNODE platform.

IP Platforms revenues were Euro 386 million in Q2 2015, a year-on-year increase of 19% at actual rates and 3% at constant rates. The business was driven by IMS for VoLTE, which witnessed strong traction in North America and benefitted from geographic expansion into other regions. This was partially offset by declines in Policy and Charging and SDM, which had difficult year-over-year comparisons, and the tail-end of the phase out of legacy businesses.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

•	Alcatel-Lucent launched Rapport™, a software-based, open platform that gives large enterprises and service providers a better way to deliver communications and collaboration services. KPN recently selected the platform to simplify and consolidate a number of voice services, such as VoLTE, onto one platform.

•	Robi Axiata Limited, a leading mobile operator in Bangladesh, is one of the first carriers to deploy Alcatel-Lucent’s new Motive OSS software portfolio throughout their data centers, to enhance their consumer experience and provide a view of network performance.

•	We issued our “Mobile Device Report” which uses the Motive Wireless Network Guardian to look at how different devices behave on and impact the network. Service providers can use insights like these to predict the impact of device growth while optimally planning network growth and the promotion of new devices.

•	CloudBand, our NFV platform, is involved in 27 projects, 5 of which are commercial deployments, and recently signed a memorandum of understanding with Telefonica to test NFV technologies to investigate how mobile networks can be transformed to meet demands being placed on them by the Internet of Things, machine-to-machine communications and increased customer connectivity.

ACCESS

Access segment revenues were Euro 1,772 million in Q2 2015, a decrease of 7% year-over-year at actual rates and a decrease of 20% at constant rates. In Q2 2015, segment operating income was Euro 23 million, compared to a segment operating income of Euro 11 million in Q2 2014, reflecting improvements from both Wireless and Managed Services, in addition to continued double-digit margin contribution from Fixed Access. Segment operating cash flow was Euro 129 million in the quarter, Euro 138 million better than Q2 2014, reflecting improved operating working capital.

Breakdown of segment (In Euro million)	Second quarter 2015	Second quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	First quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
Access
Revenues	1,772	1,907	-7%	-20%	1,782	-1%	-2%
Wireless Access	1,148	1,299	-12%	-27%	1,184	-3%	-5%
Fixed Access	548	521	5%	-6%	506	8%	9%
Managed services	58	77	-25%	-29%	78	-26%	-25%
Licensing	18	10	80%	70%	14	29%	29%
Adjusted Operating income	23	11	12		67	(44)
in % of revenues	1.3%	0.6%	70 bps		3.8%	-250 bps
Segment Operating Cash-Flow	129	(9)	138		(58)	187
in % of revenues	7.3%	-0.5%	780 bps		-3.3%	Nm

Wireless Access revenues were Euro 1,148 million, a year-on-year decrease of 12% at actual rates and 27% at constant rates. Marked by a difficult comparison base in the year-ago quarter, the sales decline was driven by lower spending in the US and project timing in China.

•	Alcatel-Lucent signed frame agreements with China Mobile and China Unicom, where Alcatel-Lucent will deliver a range of products including mobile and fixed ultra-broadband access, IP routing, NFV and Nuage’s SDN technologies.

•	Alcatel-Lucent and China Mobile conducted the industry’s first field trial of a virtualized radio access network-based architecture using network functions virtualization (NFV) technology, which was carried out at Beijing’s Tisinghua University.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

•	The advancement of 5G development is a crucial area of research for Alcatel-Lucent, as evidenced by our recent announcements:

•	The signing of a memorandum of understanding with KT to test technologies for the eventual introduction of 5G mobile networks and infrastructure capable of meeting the huge connectivity demands expected in the future.

•	Our participation in the FANTASTIC-5G project, a group of 16 leading players in the field of telecommunications are joining forces to advance the development of a new air interface below 6 GHz for 5G networks.

•	Collaboration agreement between Bell Labs and Technische Universität Dresden’s 5G Lab Germany to develop and test technologies that will help to define the capability of 5G mobile networks in meeting the massive connectivity demands of the future, with the high-performance required by end-users.

•	Momentum with small cells continued in the quarter as Alcatel-Lucent expanded its Site Certification Program to help service providers quickly deploy small cells and as AIS in Thailand deployed Alcatel-Lucent technology to improve cellular services for customers.

Fixed Access revenues were Euro 548 million in Q2 2015, an increase of 5% compared to the year-ago quarter at actual rates and a decrease of 6% at constant rates. Traction with fiber and next generation products continued in APAC with China returning to growth, but was offset by declines in EMEA and the continued spending pause in North America.

•	Our next-generation technologies are seeing strong market traction, as evidenced by recent announcements with BT, which is trialing G.fast, Vodafone, which is trialing TWDM-PON, and with Energia in Japan, which will trial both G.fast and TWDM-PON technologies to increase network speeds over existing copper and fiber.

•	Bell Canada and SiFi Networks, a US fiber optics network provider, will both deploy Alcatel-Lucent fiber products as they roll out ultra-broadband access.

•	We launched a number of new products and solutions in the quarter, including:

•	G.fast home networking residential gateway, which provides service providers an end-to-end solution to accelerate the deployment of ultra-broadband access in homes and businesses.

•	New FX-12 fiber platform in a form factor designed for cable MSOs, supporting 10G EPON services.

•	PSTN Smart Transform, a solution that enables communications providers to transition their existing voice services from “legacy” PSTN (public switched telephone network) technology to more cost-effective all-IP ultra-broadband infrastructure. This has witnessed early success, including a win with Deutsche Telekom.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

GEOGRAPHICAL INFORMATION

North America revenues increased by 2% at actual rates year-over-year and declined by 18% at constant rates, reflecting a softer spending environment in the region compared to the year-ago quarter. Europe witnessed improving trends, with revenues increasing 9% year-over-year (7% at constant rates), driven by positive momentum in IP Transport and IP Routing. Asia Pacific posted a 3% year-over-year increase in revenues at actual rates and a 12% decrease at constant rates, mainly reflecting project timing in China related to Wireless Access and continued weakness in Japan, partially compensated by growth in South-east Asia, Australia and India. In Rest of World, revenues increased 11% year-over-year (4% at constant rates), as double-digit growth in CALA was partially offset by declines in MEA.

Geographic breakdown of revenues (In Euro million)	Second quarter 2015	Second quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	First quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
North America	1,528	1,492	2%	-18%	1,560	-2%	-4%
Europe	792	724	9%	7%	704	13%	12%
Asia Pacific	689	667	3%	-12%	586	18%	16%
RoW	441	396	11%	4%	385	15%	15%

Total group revenues	3,450	3,279	5%	-9%	3,235	7%	5%

P&L HIGHLIGHTS

Adjusted Profit & Loss Statement (In Euro million except for EPS)	Second quarter 2015	Second quarter 2014	Change y-o-y	First quarter 2015	Change q-o-q
Revenues	3,450	3,279	5%/-9%*	3,235	7%/5%*
Cost of sales	(2,248)	(2,211)	(37)	(2,116)	(132)
Gross profit	1,202	1,068	134	1,119	83
in % of revenues	34.8%	32.6%	220 bps	34.6%	20 bps
SG&A expenses	(436)	(396)	10%	(428)	2%
R&D costs	(591)	(536)	10%	(609)	-3%
Adjusted Operating income	175	136	39	82	93
in % of revenues	5.1%	4.1%	100 bps	2.5%	260 bps
Restructuring costs	(122)	(275)	153	(69)	(53)
Litigations	—	—	—	(19)	19
Gain/(loss) on disposal of consolidated entities	(4)	(3)	(1)	(4)	(0)
Post-retirement benefit plan amendment	(1)	—	(1)	—	(1)
Financial expense	(114)	(190)	76	(28)	(86)
Share in net income of equity affiliates	—	5	(5)	1	(1)
Income/(loss) tax benefit	13	31	(18)	(23)	36
Income/(loss) from discontinued activities	(0)	3	(3)	(14)	14
Adjusted Net income (loss) (Group share)	(49)	(290)	241	(68)	19
Non-controlling interests	(4)	(3)	(1)	(6)	2
Adjusted EPS diluted (in Euro)	(0.02)	(0.10)	Nm	(0.02)	Nm
Adjusted E/ADS* diluted (in USD)	(0.02)	(0.14)	Nm	(0.03)	Nm
Number of diluted shares (million)	2,792.1	2,765.5	Nm	2,782.8	Nm

Adjusted Profit & Loss Statement (In Euro million except for EPS)	H1 2015	H1 2014	Change
Revenues	6,685	6,242	7%/-7%*
Cost of sales	(4,364)	(4,218)	(146)
Gross profit	2,321	2,024	297
in % of revenues	34.7%	32.4%	230 bps
SG&A expenses	(864)	(777)	11%
R&D costs	(1,200)	(1,078)	11%
Adjusted Operating income	257	169	88
in % of revenues	3.8%	2.7%	110 bps
Restructuring costs	(191)	(342)	151
Litigations	(19)	4	(23)
Gain/(loss) on disposal of consolidated entities	(8)	(19)	11

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Adjusted Profit & Loss Statement (In Euro million except for EPS)	H1 2015	H1 2014	Change
Post-retirement benefit plan amendment	(1)	—	(1)
Financial expense	(142)	(272)	130
Share in net income of equity affiliates	1	7	(6)
Income/(loss) tax benefit	(10)	81	(91)
Income/(loss) from discontinued activities	(14)	19	(33)
Adjusted Net income (loss) (Group share)	(117)	(355)	238
Non-controlling interests	(10)	2	(12)
Adjusted EPS diluted (in Euro)	(0.04)	(0.13)	Nm
Adjusted E/ADS diluted (in USD)	(0.05)	(0.18)	Nm
Number of diluted shares (million)	2,782.8	2,762.1	Nm

*	At constant rate

CASH FLOW STATEMENT HIGHLIGHTS

Cash Flow highlights (In Euro million)	Second quarter 2015	Second quarter 2014	H1 2015	H1 2014
Adjusted operating income	175	136	257	169
Change in operating WCR, D&A and other adj.	147	2	111	(48)
Operating Cash Flow	322	138	368	121
Interest	11	(28)	(92)	(117)
Income tax (expense)	(31)	(22)	(47)	(56)
Pension funding & retiree benefit cash outlays	(28)	(60)	(48)	(102)
Restructuring cash outlays	(93)	(115)	(205)	(225)
Capital expenditures (incl. R&D cap.)	(132)	(126)	(259)	(232)
Disposal of Intellectual Property	16	8	16	8
Free Cash Flow	65	(205)	(267)	(603)
Free Cash Flow excluding restructuring cash outlays	158	(90)	(62)	(378)

BALANCE SHEET HIGHLIGHTS

Statement of position - Assets (In Euro million)	Jun 30, 2015	Mar 31, 2015
Total non-current assets	11,501	11,613
Goodwill & intangible assets, net	4,779	4,578
Prepaid pension costs	2,831	2,977
Other non-current assets	3,891	4,058
Total current assets	11,441	12,300
OWC assets	4,667	4,998
Other current assets	997	1,369
Marketable securities, cash & cash equivalents	5,777	5,933

Total assets	22,942	23,913

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Statement of position - Liabilities and equity (In Euro million)	Jun 30, 2015	Mar 31, 2015
Total equity	3,322	2,995
Attributable to the equity owners of the parent	2,443	2,063
Non controlling interests	879	932
Total non-current liabilities	11,680	12,251
Pensions and other post-retirement benefits	5,197	5,914
Long term debt	5,051	5,184
Other non-current liabilities	1,432	1,153
Total current liabilities	7,940	8,667
Provisions	1,239	1,338
Short term debt	575	652
OWC liabilities	4,557	4,630
Other current liabilities	1,569	2,047

Total liabilities and shareholder’s equity	22,942	23,913

Alcatel-Lucent will host a press and analyst conference at 12.45 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/Q2-2015

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Notes

The Board of Directors of Alcatel-Lucent met on July 29, 2015, examined the Group’s unaudited interim condensed consolidated financial statements at June 30, 2015, and authorized their issuance.

The interim condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/Q2-2015

“Operating income” is the Income from operating activities before restructuring costs, litigations, impairment of assets, gain on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

Upcoming events

November 5: Third-quarter results

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: + 33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: + 33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: + 33 (0)1 55 14 11 20
FLORENT DEFRETIN	florent.defretin@alcatel-lucent.com	T: + 33 (0)1 55 14 14 27
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: + 1 908-582-7998

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example the stated goal to achieve “positive free cash flow” in 2015 and complete the combination with Nokia. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption”, “on track”, “turnaround”, variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad worldwide trends not within our control, locally specific events that may have an impact on our overall activities, as well as the timing of closing and expected benefits from the contemplated combination with Nokia and the impact of each of such operation on sales and income. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand and market trends being as expected (in particular for those where we have decided to focus our resources), our ability to diversify our customer base, reach the targeted levels of cash flow generation, achieve the planned fixed cost savings, as well as close on certain operations, among which the announced combination with Nokia. Actual outcomes may also differ materially with regard to our projected combination with Nokia and achieving our Shift Plan goals such as headcount reduction and streamlining the organization, product mix and site rationalization, exit of unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans and to convert US pension liabilities into a one-time lump-sum payment in a cost-effective manner, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2014, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

securities of Alcatel Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the U.S. Securities and Exchange and Commission (the “SEC”), the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with the Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PUBLIC EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s tender offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (http://company.nokia.com/en) and Alcatel (www.alcatel-lucent.com), as applicable.

ADJUSTED PROFORMA RESULTS

In the second quarter, the reported net loss (Group share) was Euro (54) million or Euro (0.02) per diluted share (USD (0.02) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 5 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which excludes the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The second quarter 2015 adjusted net loss (Group share) was Euro (49) million or Euro (0.02) per diluted share (USD (0.02) per ADS).

	Q2 2015
(In Euro million except for EPS)	As reported	PPA	Adjusted

Revenues	3,450		3,450
Cost of sales	(2,248)		(2,248)

Gross Profit	1,202		1,202

SG&A expenses	(436)		(436)
R&D costs	(598)	7	(591)

Operating income	168	7	175

Restructuring costs	(122)		(122)
Litigations	—		—
Gain/(loss) on disposal of consolidated entities	(4)		(4)
Post-retirement benefit plan amendment	(1)		(1)

Income from operating activities	41	7	48

Financial expense	(114)		(114)

Share in net income of equity affiliates	—		—
Income/(loss) tax benefit	15	(2)	13

Income (loss) from continuing operations	(58)	5	(53)

Income (loss) from discontinued activities	(0)		(0)

Net Income (loss)	(58)	5	(53)

of which : Equity owners of the parent	(54)	5	(49)

Non-controlling interests	(4)		(4)

Earnings per share : basic	(0.02)		(0.02)
Earnings per share : diluted	(0.02)		(0.02)

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.1154 USD as of June 30, 2015.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

RESTATEMENT OF 2015 - 2014 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million	Q2 2015	Q1 2015	2014	Q4 2014	Q3 2014	Q2 2014	Q1 2014	2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenues
Core Networking	1,675	1,450	5,966	1,802	1,443	1,369	1,352	6,151	1,726	1,516	1,583	1,326
IP Routing	659	583	2,368	664	594	561	549	2,253	555	580	624	494
IP Transport	630	492	2,114	649	527	484	454	2,120	618	544	530	428
IP Platforms	386	375	1,484	489	322	324	349	1,778	553	392	429	404
Access	1,772	1,782	7,157	1,871	1,807	1,907	1,572	7,447	1,983	1,951	1,816	1,697
Wireless Access	1,148	1,184	4,685	1,211	1,176	1,299	999	4,510	1,240	1,196	1,062	1,012
Fixed Access	548	506	2,048	549	518	521	460	2,069	542	541	523	463
Managed services	58	78	369	96	97	77	99	791	186	186	215	204
Licensing	18	14	55	15	16	10	14	77	15	28	16	18
Other & Unallocated	3	3	55	9	4	3	39	215	54	53	53	55
Total group revenues	3,450	3,235	13,178	3,682	3,254	3,279	2,963	13,813	3,763	3,520	3,452	3,078

Adj. operating income (loss)
Core Networking	153	41	630	288	123	123	96	479	258	93	139	(11)
in % of revenues	9.1%	2.8%	10.6%	16.0%	8.5%	9.0%	7.1%	7.8%	14.9%	6.1%	8.8%	-0.8%
Access	23	67	42	6	62	11	(37)	(85)	76	46	(75)	(132)
in % of revenues	1.3%	3.8%	0.6%	0.3%	3.4%	0.6%	-2.4%	-1.1%	3.8%	2.4%	-4.1%	-7.8%
Other & Unallocated	(1)	(26)	(49)	(10)	(15)	2	(26)	(116)	(41)	(25)	(18)	(32)
Total	175	82	623	284	170	136	33	278	293	114	46	(175)
in % of revenues	5.1%	2.5%	4.7%	7.7%	5.2%	4.1%	1.1%	2.0%	7.8%	3.2%	1.3%	-5.7%

Segment Operating Cash Flow
Core Networking	192	(42)	528	415	(38)	103	48	482	317	62	110	(7)
in % of revenues	11.5%	-2.9%	8.9%	23.0%	-2.6%	7.5%	3.6%	7.8%	18.4%	4.1%	6.9%	-0.5%
Access	129	(58)	48	154	(36)	(9)	(61)	(137)	223	26	(114)	(272)
in % of revenues	7.3%	-3.3%	0.7%	8.2%	-2.0%	-0.5%	-3.9%	-1.8%	11.2%	1.3%	-6.3%	-16.0%
Other & Unallocated	(5)	(52)	(82)	(51)	13	2	(46)	(134)	(53)	(49)	(36)	4
Total	316	(152)	494	518	(61)	96	(59)	211	487	39	(40)	(275)
in % of revenues	9.2%	-4.7%	3.7%	14.1%	-1.9%	2.9%	-2.0%	1.5%	12.9%	1.1%	-1.2%	-8.9%

Alcatel-Lucent USA Inc offers to purchase up to $300 million aggregate principal amount of its outstanding 6.750% senior notes due in 2020

Tender offer being part of the liability management strategy of the Company aimed at reducing gross debt and cash interest charges and optimizing the Company’s capital structure given its level of cash resources available

Paris, France, July 31, 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) announced today that its wholly-owned subsidiary, Alcatel-Lucent USA Inc, (the “Company”) is offering to purchase for cash (the “Tender Offer”), upon the terms and subject to the conditions set forth in the offer to purchase, dated July 31, 2015, (the “Offer to Purchase”), an aggregate principal amount of up to $300,000,000 (the “Tender Cap”, which may be increased in the sole discretion of the Company), of its outstanding $1,000,000,000 6.750% Senior Notes due 2020 (the “Notes”) from holders of any of the Notes.

The Company will only purchase Notes in an aggregate principal amount equal to the Tender Cap (as it may be amended) and consequently, if the aggregate principal amount of Notes validly tendered exceeds the Tender Cap, the amounts that are purchased in the Tender Offer from each Holder may be reduced on a pro rata basis as set forth in the Offer to Purchase. Capitalised terms used in this announcement, but not defined, are detailed in the Offer to Purchase.

The Tender Offer is part of the liability management strategy of the Company, aimed at reducing the Company’s gross debt and cash interest charges and optimizing its capital structure given its level of cash resources available. Notes repurchased by the Company pursuant to the Tender Offer will be cancelled and will not be re-issued or re-sold. The Tender Offer is subject to the terms and conditions set forth in the Offer to Purchase. The Company reserves the right, in its sole discretion, to waive any and all conditions.

The Notes have the following CUSIP/ISIN designations: CUSIP No. 01377RAB9, ISIN No. US01377RAB96 (Rule 144A) / CUSIP No. U01176AB9, ISIN No. USU01176AB97 (Reg S).

The Purchase Price of the Notes is $1,080 per $1,000 principal amount of Notes validly tendered on or prior to the Expiration Date and accepted for purchase by the Company. All Holders of Notes accepted for purchase pursuant to the Tender Offer will also receive a cash payment representing the accrued and unpaid interest on their purchased Notes from the last applicable interest payment date for such Notes to, but excluding the Settlement Date.

As soon as practicable on or after the Expiration Date, the Company will announce the results of any tenders accepted for purchase on the Settlement Date. All payments will be made on the Settlement Date, unless the Company extends or earlier terminates the Tender Offer.

Holders of Notes should take note of the following dates in connection with the Tender Offer:

Commencement Date: 31 July 2015. This is the Commencement of the Tender Offer.

Expiration Date: 11:59 p.m. New York time, on 1 September 2015, unless extended. This is the last day and time for Holders to tender Notes pursuant to the Tender Offer in order to be eligible to receive the Consideration and except in certain limited circumstances where the Company determines that additional withdrawal rights are required by law, the deadline for Holders to validly withdraw tenders of Notes. If a broker, dealer, bank, custodian, trust company or other nominee holds your Notes, such nominee may have earlier deadlines for accepting the Tender Offer at or prior to the Expiration Date. You should promptly contact the broker, dealer, bank, custodian, trust company or other nominee that holds your Notes to determine its deadline or deadlines.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Settlement Date: Expected to be on or about 4 September 2015, unless modified. The Company will notify the Tender Agent as soon as practicable after the Expiration Date which Notes tendered are accepted for payment and will deposit with DTC the amount of cash necessary to pay each Holder of such Notes the Consideration plus Accrued Interest in respect of such Notes.

The above timetable is subject to change and dates and times may be extended, amended or terminated by the Company in accordance with the terms of the Tender Offer, as described in the Offer to Purchase. Any extension, amendment or termination will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Tender Offer to be issued no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date.

None of the Company, the Guarantors, the Dealer Managers, the Tender Agent, the Notes trustee or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, held by them pursuant to the Tender Offer. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

Any questions or requests for assistance or additional copies of the Offer to Purchase may be directed to the Tender Agent at the telephone number or the address listed below. Holders may also contact the Dealer Managers at their addresses or telephone numbers set forth below or such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

The Dealer Managers are: Citigroup Global Markets Limited, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom, Attention: Liability Management Group, Telephone: +44 20 7986 8969, E-mail: liabilitymanagement.europe@citi.com; and Credit Suisse Securities (Europe) Limited, One Cabot Square, London E14 4QL, United Kingdom, Attention: Liability Management Group, Telephone: +44 20 7883 8763, E-mail: liability.management@credit-suisse.com.

The Tender Agent is: Citibank N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, Telephone: +44 20 7508 3867, Email: exchange.gats@citi.com.

Disclaimer

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. This announcement does not describe all the material terms of the Tender Offer and no decision should be made by any Holder on the basis of this announcement. The complete terms and conditions of the Tender Offer are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offer.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 55 14 10 06

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998

Offer and Distribution Restrictions

The Company has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession either the Offer to Purchase comes are required by each of the Company, the Guarantors, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom. The communication of this Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, the Offer to Purchase is being distributed only to and is only directed at: (i) persons who are outside the United Kingdom; (ii) persons having professional experience in matters relating to investments falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”)); (iii) persons falling within Article 43 of the Financial Promotion Order; (iv) persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (v) any other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) may otherwise lawfully be communicated or cause to be communicated under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). The Offer to Purchase is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which the Offer to Purchase relates is available only to relevant persons and will be engaged in only with relevant persons.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

France. The Tender Offer is not being made, directly or indirectly, to the public in France. Neither the Offer to Purchase nor any other documents or offering materials relating to the Tender Offer have been or shall be released, issued, distributed or caused to be released, issued or distributed to the public in France or used in connection with any offer to tender Notes and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offer. Neither the Offer to Purchase, nor any other offering materials relating to the Tender Offer, have been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Belgium. In Belgium, the Tender Offer will not, directly or indirectly, be made to, or for the account of, any person other than to qualified investors referred to in Article 10, § 1 of the Belgian act on the public offering of investment instruments and the admission of investment instruments to trading on regulated markets dated 16 June 2006 (the “Belgian Prospectus Act”) or registered as such in accordance with the Royal Decree of 26 September 2006 on the extension of the concept of qualified investors and on the concept of institutional investors or professional investors (the Belgian Royal Decree), each acting on their own account. The Offer to Purchase or any other documentation or material relating to the Tender Offer has not been and will not be submitted to the Financial Services and Markets Authority for approval. Accordingly, in Belgium, the Tender Offer may not be made by way of a public offer within the meaning of article 3 of the Belgian act on public takeover offers dated 1 April 2007 (the Belgian Takeover Act) (as amended or supplemented, in each case, inter alia, by royal decree). Therefore, the Tender Offer may not be promoted vis-a-vis, and are not being made to, any person in Belgium other than qualified investors within the meaning of article 10, § 1 of the Belgian Prospectus Act (as amended, inter alia, by royal decree) that are acting for their own account. The Offer to Purchase and any other documentation or material relating to the Tender Offer (including memorandums, information circulars, brochures or similar documents) have not been forwarded or made available to, and are not being forwarded or made available to, directly or indirectly, any such person. With regard to Belgium, the Offer to Purchase has been transmitted only for person use by the aforementioned qualified investors and only for the purpose of the Tender Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or be transmitted to any other person in Belgium.

Italy. None of the Tender Offer, the Offer to Purchase and any other document or materials relating to the Tender Offer have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 3 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”). Accordingly, the Tender Offer is not available to investors located in Italy that do not qualify as qualified investors (investitori qualificati), as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of the Issuers’ Regulation (“Ineligible Italian Investors”). Ineligible Italian Investors may not tender Notes in the Tender Offer and neither the Offer to Purchase nor any other documents or materials relating to the Tender Offer or the Notes may be distributed or made available to Ineligible Italian Investors. Holders or beneficial owners of the Notes that are located in Italy and qualify as qualified investors (investitori qualificati) can tender Notes for purchase in the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Switzerland. Neither the Offer to Purchase nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Tender Offer. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Tender Offer.

Singapore. Neither the Offer to Purchase nor any other documents or materials relating to the Tender Offer has been or will be registered as a prospectus with the Monetary Authority of Singapore. The Tender Offer do not constitute a public tender offer for the purchase of Notes or a public offering of securities in Singapore pursuant to Section 273(1)(e) of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”). Accordingly, the Tender Offer is not being made, and the Offer to Purchase and any other documents or materials relating to the Tender Offer are not to be circulated or distributed, whether directly or indirectly, to persons located or resident in Singapore other than to (i) an institutional investor under Section 274 of the SFA, (ii) a relevant person as defined in Section 275(1) of the SFA, or to any person as referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

INFORMATION REGARDING MICHEL COMBES’ RESIGNATION FROM HIS OFFICE

AS CHIEF EXECUTIVE OFFICER AND DIRECTOR OF THE COMPANY

Pursuant to the recommendations of the AFEP MEDEF code on corporate governance, Alcatel Lucent hereby communicates the information regarding Mr. Michel Combes’ resignation from his office as Chief Executive Officer and Director of the Company as of September 1, 2015. During its meeting held on July 29, 2015, the Board of Directors acknowledged Mr. Michel Combes’s decision to resign from his office as Chief Executive Officer and Director of Alcatel Lucent. Given his decision to initiate the implementation of the transaction between the Company and Nokia and to ensure the transition with the new management team, this resignation shall only be effective as of September 1, 2015.

Upon recommendation of the Compensation Committee and the Corporate Governance and Nominations Committee, the Board has approved the terms and conditions of the termination as follows:

•	As regards his annual compensation for year 2015, Mr. Michel Combes will receive his annual fixed compensation calculated on a prorata temporis basis until September 1, 2015. His annual variable compensation will be determined by the Board in early 2016 – as for all employees of the Company – and depending on the level of realization of the performance targets as initially agreed upon;

•	Pursuant to the Board’s decision dated April 14, 2015, as it has been done for all the Company’s employees, the Board has decided to replace the initial undertaking toward Mr. Michel Combes to grant him 700,000 stock options by an attribution of Alcatel Lucent shares within the limit of 375,000 shares. The Board of Directors during the meeting held on July 29, 2015 has agreed to grant 350,000 shares to Mr. Michel Combes, the payment of which will be made in three equal yearly installments;

•	Additional pension scheme pursuant to AUXAD plan: the Board of Directors, upon recommendation of the Compensation Committee, has recommended, given the annual results of the Company compared to its competitors (known as of today) that 100% of the rights of Mr. Michel Combes pursuant to this AUXAD pension scheme be granted to him. The final number of points will only be assessable after the payment of the variable annual compensation for year 2015 and will correspond to a maximum annual annuity of €50,000 per year approximately. It is reminded that these points will be converted in annuity only when Mr. Michel Combes receives the payment of his pension entitlements further to his French additional pension scheme;

Pursuant to the provisions of the AFEP MEDEF code, this statement is accessible online on the Company’s website under the Corporate Governance section at www.alcatel-lucent.com

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

INFORMATION REGARDING THE NON-COMPETE AGREEMENT

ENTERED INTO BETWEEN MR. MICHEL COMBES AND THE COMPANY

Pursuant to the recommendations contained in the AFEP MEDEF code on corporate governance, Alcatel Lucent hereby communicates the information regarding the non-compete agreement entered into between Mr. Michel Combes and the Company.

Given Mr. Michel Combes’ level of expertise in the telecom sector and the experience he acquired within the Company, the Board of Directors, upon recommendation of the Compensation Committee and the Corporate Governance and Nominations Committee, has requested, in order to protect the Company’s interest, the execution of a non-compete agreement in relation to his resignation from his office as Chief Executive Officer as of September 1, 2015.

Pursuant to this agreement, Mr. Michel Combes undertakes not to compete whether directly or indirectly against the Company for a three year period. The agreement also includes a non-solicitation obligation.

In consideration of his undertaking not to compete, Mr. Michel Combes will receive an indemnity payable in three installments over three years, payable in Company shares or in Nokia shares depending on the status of the contemplated transaction, in order to link the non-compete indemnity to the evolution and the success of the Company. The non-compete indemnity payable over three years amounts to 1,467,900 Alcatel Lucent shares or, after applying the offer exchange ratio, 807,345 Nokia shares or, in the event that payment with Alcatel Lucent or Nokia shares is legally prohibited, when payment are due, in cash corresponding to the value of the shares that are due at the payment date.

Such undertaking is subject to the regulation governing related party agreements in accordance with article L. 225-38 et seq. of the French commerce code and, as such, will be submitted to the vote of the Shareholders meeting.

Pursuant to the provisions of the AFEP MEDEF code, this statement is accessible online on the Company’s website under the Corporate Governance section at www.alcatel-lucent.com

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

DECISIONS OF THE BOARD OF DIRECTORS DATED JULY 29, 2015

RELATIVE TO THE GOVERNANCE OF THE COMPANY

Given the contemplated public offer initiated by Nokia on the shares of the Company and the decision of Mr. Michel Combes to resign from his position as Chief Executive Officer, the directors agree that the reasons that have been justifying since 2006 a separation of the functions between the Chief Executive Officer and the Chairman have evolved and that gathering the functions of Chairman and Chief Executive Officer as of the effective resignation of Mr. Michel Combes on September 1, 2015 would be a more appropriate governance given the circumstances.

Upon recommendation of the Corporate Governance and Nominations Committee and in accordance with the Chairman of the Board, the Board of Directors has appointed for this transition period, Mr. Philippe Camus, currently as Chairman of the Board of Director, as interim Chairman and Chief Executive Officer as of September 1, 2015. Mr. Jean-Cyril Spinetta is appointed as senior director (administrateur référent).

Given the very uncommon circumstances and the temporary nature of Mr. Philippe Camus’ office as Chairman and Chief Executive Officer and in compliance with the recommendations of the Compensation Committee, the Board of Directors has decided not to modify the current compensation of Mr. Philippe Camus. Hence his fixed annual compensation of 200,000 euros, and the conditions of the 400,000 Performance Units granted on March 19, 2014 remain as such.

Mr. Philippe Camus does not benefit from any attendance fees nor any benefit in-kind.

Pursuant to the provisions of the AFEP MEDEF code, this statement is accessible online on the Company’s website under the Corporate Governance section at www.alcatel-lucent.com

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Alcatel-Lucent to publish its first half report to June 30, 2015

Boulogne-Billancourt, August 5, 2015,

In compliance with current regulations, Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced it has published its first half report to June 30, 2015. The report is available in the Investors & Shareholders section of Alcatel-Lucent’s website, http://www.alcatel-lucent.com/investors, on the Regulated Information page.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Monthly information regarding the total number of voting rights and the total number of shares of the Company

Article L. 233-8-II of the Commercial Code and article 223-16 of General Regulation of the AMF

Information related to July 2015

Date: July 31, 2015

Total number of shares: 2,836,261,116

Total number of voting rights:

Total of theoretical voting rights: 2,884,943,399

Total of voting rights exercisable at shareholders’ meeting*: 2,844,828,199

*	Total of voting rights exercisable at shareholders’ meeting = total number of voting rights attached to the shares – shares held by the issuer or its subsidiaries without voting rights

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Alcatel-Lucent announces further step towards proposed combination with Nokia with filing by Nokia of preliminary draft of registration statement on Form F-4 with SEC

Paris, August 14, 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) has announced today that a further step towards the proposed combination with Nokia has been taken with the filing by Nokia of a preliminary draft of its registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed public exchange offer to acquire Alcatel-Lucent.

As announced on April 15, 2015, Nokia intends to acquire all of the equity securities issued by Alcatel-Lucent through a public exchange offer in France and in the United States whereby Alcatel-Lucent securities will be exchanged for Nokia shares or Nokia American depositary shares (the “Exchange Offer”). The Exchange Offer will be comprised of a U.S. exchange offer (the “U.S. Offer”) and a French exchange offer (the “French Offer”).

As part of the Exchange Offer, consideration of 0.55 of a newly issued ordinary share of Nokia (subject to adjustments for any dividend other than the previously paid Nokia dividend for 2014) would be offered in exchange for each ordinary share of Alcatel-Lucent (including ordinary shares of Alcatel Lucent represented by American depositary shares) issued and outstanding and tendered into the Exchange Offer. An equivalent offer will be made for each outstanding class of Alcatel-Lucent OCEANEs (OCEANE 2018, OCEANE 2019 and OCEANE 2020).

The U.S. Offer would be made pursuant to a registration statement on Form F-4, the preliminary draft of which was filed with the SEC today by Nokia. The French Offer would be made pursuant to a separate French offer documentation to be filed with the Autorité des marchés financiers (the French Financial Market Regulator) in due course.

The proposed transaction is subject to the minimum tender condition, approval by Nokia’s shareholders, receipt of regulatory approvals and other customary conditions.

Nokia is providing in its press release and in the preliminary draft of its Form F-4, certain information and in particular, more detailed information on the proposed transaction, pro forma financial statements, risks related to the transaction, terms of the U.S. Offer and termination fees.

The preliminary draft of Nokia’s registration statement on Form F-4 is available free of charge at the SEC’s website (http://www.sec.gov) and on Nokia’s website at (http://company.nokia.com/en/investors/financial-reports/sec-filings). Nokia’s press release published in connection with such filing is available at (http://company.nokia.com/en/news/press-releases).

ABOUT ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: approval of the Exchange Offer by Nokia shareholders and receipt of regulatory approvals; as well as other risk factors listed from time to time in Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel Lucent or its business or operations. Except as required by law, Alcatel Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all ordinary shares (including those underlying American depositary shares) and convertible securities issued by Alcatel Lucent for new ordinary shares of Nokia (including those underlying American depositary shares). This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO to be filed by Nokia with the SEC, the Preliminary Exchange Offer / Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) filed by Nokia with the SEC, the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with the Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

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INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PUBLIC EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent, as applicable, will be available free of charge at the SEC’s website (http://www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s tender offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the public exchange offer, will be available on the websites of the AMF (http://www.amf-france.org), Nokia (http://company.nokia.com/en) and Alcatel Lucent (http://www.alcatel-lucent.com), as applicable.

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Alcatel-Lucent and Alcatel-Lucent USA Inc. announce results of Alcatel-Lucent USA Inc. tender offer process under terms announced on 31 July 2015

Paris, France, September 2, 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) has announced today that its wholly-owned subsidiary Alcatel-Lucent USA Inc. (the “Company”) has accepted for purchase an aggregate principal amount of $300,000,000 of its outstanding $1,000,000,000 6.750% Senior Notes due 2020 (the “Notes”) pursuant to its offer to purchase for cash (the “Tender Offer”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated 31 July 2015 (the “Offer to Purchase”). Capitalised terms used in this announcement, but not defined, are detailed in the Offer to Purchase.

As at the Expiration Date of 11:59 p.m. EST on 1 September 2015, an aggregate principal amount of $806,474,000 of Notes had been validly tendered in the Tender Offer. The Company has decided to accept for purchase an aggregate principal amount of Notes equal to the Tender Cap of $300,000,000. Notes validly tendered for purchase pursuant to the Tender Offer will therefore be accepted on a pro rata basis with a proration factor of 0.391907, as described in the Offer to Purchase. Notes not accepted for purchase will be returned to Holders.

The Notes have the following CUSIP/ISIN designations: CUSIP No. 01377RAB9, ISIN No. US01377RAB96 (Rule 144A) / CUSIP No. U01176AB9, ISIN No. USU01176AB97 (Reg S).

The Purchase Price of the Notes is $1,080 per $1,000 principal amount of Notes validly tendered on or prior to the Expiration Date and accepted for purchase by the Company. All Holders of Notes accepted for purchase pursuant to the Tender Offer will also receive a cash payment representing the accrued and unpaid interest on their purchased Notes from the last applicable interest payment date for such Notes to, but excluding the Settlement Date.

The expected Settlement Date for the Tender Offer is 4 September 2015. All payments will be made on the Settlement Date. Notes repurchased by the Company pursuant to the Tender Offer will be cancelled. The aggregate principal amount of the Notes outstanding following the settlement of the Tender Offer will be $700,000,000.

The Company reserves the right to continue to repurchase Notes, off-market or in the market, from time to time.

The Dealer Managers are: Citigroup Global Markets Limited, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom, Attention: Liability Management Group, Telephone: +44 20 7986 8969, E-mail: liabilitymanagement.europe@citi.com; and Credit Suisse Securities (Europe) Limited, One Cabot Square, London E14 4QL, United Kingdom, Attention: Liability Management Group, Telephone: +44 20 7883 8763, E-mail: liability.management@credit-suisse.com.

The Tender Agent is: Citibank N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, Telephone: +44 20 7508 3867, Email: exchange.gats@citi.com.

Holders with questions about the Tender Offer should contact the Dealer Managers or the Tender Agent.

Disclaimer

This announcement must be read in conjunction with the Offer to Purchase. No offer or invitation to acquire or sell any securities is being made pursuant to this announcement. The distribution of this

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announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by the Company, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restriction.

The Company has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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Alcatel-Lucent: advice of the “Haut Comité de Gouvernement d’entreprise” (updated)

Paris, France, September 7, 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) confirms that the company’s Board of Directors has received the advice of the Haut Comité de Gouvernement d’entreprise (the national committee for corporate governance). The Board of Directors will examine this advice carefully and will meet in due course to make a decision based on the advice, the interests of the company and its French and international stakeholders. Alcatel-Lucent remains dedicated to the implementation of its transformation plan, and preparation for the proposed integration with Nokia, to create a new European telecommunications champion.

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Alcatel-Lucent Board of Directors response on the recommendations of the

High Committee on Corporate Governance of France

Paris, France, September 11, 2015 – The Board of Directors of Alcatel-Lucent (Euronext Paris and NYSE: ALU) met on Thursday, September 10, 2015 to review recommendations made by the High Committee on Corporate Governance (Haut Comité de Gouvernement d’Entreprise or HCGE) regarding the conformity of Michel Combes’ long-term compensation with the AFEP-MEDEF Code and with observations received from the French Autorité des marches financiers in that respect.

The Alcatel-Lucent Board of Directors has reviewed, with the full agreement of and upon the request of Mr. Combes, different aspects of that compensation and of his “non-compete” agreement.

Regarding Mr. Combes’ multi-year variable compensation, the Board of Directors is aligned with the interpretation of the HCGE, which defines a principle of acquisition on a prorata temporis basis. The Board observes that such a principle is more demanding than the current international practice. Taking into account the observations of the HCCG, the Board has resolved to pay Mr. Combes, in cash and not in shares, a multi-year variable compensation, calculated on the basis of the average of the preceeding 20 trading day prices of Alcatel-Lucent stock on the Paris stock exchange preceding Mr. Combes’ final day of employment with the Group.

The elements of this multi-year variable compensation plan were presented at the last shareholders’ meetings of the company, the compliance of which the HCGE has confirmed. Mr. Combes is therefore entitled to receive this compensation. The elements, however, will remain subject to the relevant performance criteria and will be evaluated in 2016 upon completion of the 2015 financial year.

As such, the maximum amount of multi-year variable compensation to be received by Mr. Combes will be a total of EUR 4,845,109, adjusted downwards for 2015 based on the actual level of achievement of the performance criteria as set for 2015. The payment to be made to Mr. Combes will be decreased by related social charges. Payment will only be made after the successful closing of the proposed transaction with Nokia.

Mr. Combes also requested that the Board of Directors reconsider his non-compete agreement. The Board reaffirmed the importance of this agreement in protecting the Group’s strategic business interests by preventing potential damage to company business. It prevents, in particular, Mr. Combes from carrying out or accepting any responsibilities with a Group competitor, either as an executive, administrator or consultant. The Board had no certainty of Mr. Combes’ professional future when it negociated this strict non-compete agreement with Mr. Combes. Its existence likely influenced his decision to join an operator.

However, taking into account that this agreement must be enforceable before the competent jurisdictions, that Mr. Combes’ new responsibilities reduce the risk to the company, and the HCCG’s observations, the amount of the indemnity was reduced to EUR 3.1 million, and the duration of the clause was extended to 40 (forty) months, until December 31, 2018. Cash payment will be made in thirds. The amount to be paid to Mr. Combes will also be reduced by relevant social charges.

The multi-year variable compensation and the non-compete indemnity are subject to French tax and social security contributions.

The Board of Directors reaffirmed its appreciation of the performance of Mr. Combes in leading Alcatel-Lucent since April 2013. By his work and his talent he rejuvenated the company and very significantly increased its value while carrying out the Group’s industrial and strategic transformation. The Board recognized that, as CEO at a critical moment in the Group’s existence, Mr. Combes’ leadership ensured that the Group would have a future.

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Furthermore, Mr. Combes confirmed with the Board that he would remain at the Company’s disposal until the closing of the operation with Nokia.

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Monthly information regarding the total number of voting rights and the total number of shares of the Company

Article L. 233-8-II of the Commercial Code and article 223-16 of General Regulation of the AMF

Information related to August 2015

Date: August 31, 2015

Total number of shares: 2,837,262,725

Total number of voting rights:

Total of theoretical voting rights: 2,883,795,518

Total of voting rights exercisable at shareholders’ meeting*: 2,843,680,318

*	Total of voting rights exercisable at shareholders’ meeting = total number of voting rights attached to the shares – shares held by the issuer or its subsidiaries without voting rights

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Alcatel-Lucent to retain undersea cables unit as wholly-owned subsidiary

Alcatel-Lucent Submarine Networks to execute strategic roadmap from within Alcatel-Lucent group

Paris, France, October 6, 2015 – Alcatel-Lucent (Euronext and NYSE: ALU) is to continue to operate its undersea cables business, Alcatel-Lucent Submarine Networks (ASN), as a wholly-owned subsidiary. ASN will continue to execute its strategic roadmap, strengthen its leadership in submarine cable systems for telecom applications and pursue further diversification into the Oil & Gas sector.

ASN leads the global submarine cables industry with more than 575,000 km of fiber-optic cable systems deployed worldwide, along with the maintenance of 330,000 km of undersea systems. ASN’s scope of operations comprises traditional undersea telecommunications networks and, increasingly, serving the Oil & Gas sector with mission-critical ultra-broadband communications for offshore production facilities.

Headquartered in Villarceaux, France, and with cable manufacturing and loading facilities in Calais, France, and repeater and branching unit production in Greenwich in the UK, ASN provides a turnkey product and service offering, including project management, installation and commissioning and marine operations and maintenance performed by its fleet of seven cable-laying ships.

Retaining ASN has no impact on Alcatel-Lucent’s intention to complete its proposed combination with Nokia.

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Monthly information regarding the total number of voting rights and the total number of shares of the Company

Article L. 233-8-II of the Commercial Code and article 223-16 of General Regulation of the AMF

Information related to September 2015

Date: September 30, 2015

Total number of shares: 2,838,984,750

Total number of voting rights:

Total of theoretical voting rights: 2,885,359,651

Total of voting rights exercisable at shareholders’ meeting*: 2,845,244,451

*	Total of voting rights exercisable at shareholders’ meeting = total number of voting rights attached to the shares – shares held by the issuer or its subsidiaries without voting rights

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Alcatel-Lucent’s Board of Directors issues favorable opinion on public exchange offer filed by Nokia

Filing a key step towards proposed combination of Nokia and Alcatel-Lucent

Paris, France, October 29, 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) has announced today that its Board of Directors has issued a favorable opinion on the public exchange offer filed by Nokia for the shares and OCEANEs of Alcatel-Lucent with the Autorité des marchés financiers.

The filing of the public exchange offer by Nokia is a key step toward the proposed combination with Nokia to create an innovation leader in next-generation technology and services for an IP connected world and follows the receipt by Nokia of anti-trust approval in China from the Ministry of Commerce of the People’s Republic of China (MOFCOM) on October 19, 2015, and authorization from the Ministry of Economy, Industry and Digital Sector in France on October 21, 2015 in accordance with French laws and regulations on foreign investments in France.

On October 28, 2015, taking into account the factors further detailed in the draft note en réponse filed today by Alcatel-Lucent with the AMF, the Board of Directors of Alcatel-Lucent issued a favorable opinion on the public exchange offer, it being specified that, in light of their proposed nomination to the board of directors of Nokia, Mr. Louis R. Hughes, Mr. Jean C. Monty and Mr. Olivier Piou decided not to participate in the discussions on and not to vote on the reasoned opinion. The participating members of the Alcatel-Lucent board of directors unanimously:

(i)	determined that the public exchange offer is in the best interest of Alcatel-Lucent, its employees and its stakeholders (including holders of Alcatel-Lucent shares and holders of other Alcatel-Lucent securities);

(ii)	recommended that all holders of Alcatel-Lucent shares and holders of Alcatel-Lucent ADSs tender their Alcatel-Lucent shares and/or their Alcatel-Lucent ADSs pursuant to the public exchange offer; and

(iii)	recommended that all holders of OCEANEs tender their OCEANEs pursuant to the public exchange offer.

Alcatel-Lucent’s Board of Directors made its decision on the basis of a number of factors which include, inter alia, the report issued by Associés en Finance, acting as independent expert in connection with the public exchange offers which concluded that the terms of the public exchange offer by Nokia on Alcatel-Lucent shares and OCEANEs are fair.

The Board of Directors of Alcatel-Lucent draws the attention of the holders of the OCEANEs to the fact that, under the terms of each of the OCEANEs, the opening of the public exchange offer will result in, among other things, a temporary adjustment to the conversion/exchange ratio applicable to each series of OCEANEs and, in certain circumstances, the right of holders of OCEANEs to request early redemption of outstanding OCEANEs during a specified period, at a price calculated in accordance with the terms of the relevant OCEANEs. As a result, holders of OCEANEs will have a number of alternatives to tendering into the public exchange offer available with respect to the OCEANEs held, each of which has different characteristics and is subject to specific risks, which the holders of OCEANEs will have to appreciate based on their specific situation and the then prevailing circumstances.

For further information on such alternatives and on the consequences of the public exchange offer under the terms of each of the OCEANEs, see the documents filed by Alcatel-Lucent and Nokia with the Autorité des marchés financiers in connection with the public exchange offer, and the prospectus applicable to each series of OCEANEs.

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The favorable opinion of Alcatel-Lucent’s Board of Directors, the conclusions of the independent expert on the public exchange offer, as well as other information required in accordance with Article 231-26 of the General Regulations of the Autorité des marchés financiers, are annexed hereto. Alcatel-Lucent urges holders of Alcatel-Lucent shares and OCEANEs to carefully read these documents in their entirety and the documents which have been or which will be filed by Alcatel-Lucent and Nokia with the Autorité des marchés financiers in connection with the public exchange offer.

Commenting on behalf of the Alcatel-Lucent Board of Directors and its decision to recommend the proposed transaction, Philippe Camus, Chairman and CEO of Alcatel-Lucent, said: “We have unanimously given our approval to the public exchange offer with Nokia. In the process, we have underlined our total endorsement of the proposed combination of Nokia and Alcatel-Lucent, its value for our shareholders and benefit for our stakeholders. It will create a global powerhouse in next-generation communications technologies - one sharpened by the technological focus Alcatel-Lucent has adopted under the Shift Plan, and enhanced by its achievement of sustainable profitability over the long-term.”

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SEVERINE LEBRE-BADRE	severine.lebre-badre@alcatel-lucent.com	T : +33 (0)1 55 14 12 54
SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 55 14 10 06

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998

The offer and the draft response offer document remain subject to the review of the AMF

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect our current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties

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include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Alcatel-Lucent has filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the SEC, the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with, and cleared by, the AMF or the response document (note en réponse) to be filed by Alcatel-Lucent with, and cleared by, the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

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Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s tender offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (http://company.nokia.com/en) and/or Alcatel-Lucent (www.alcatel-lucent.com), as applicable.

ANNEX

PRESS RELEASE

FILING OF THE DRAFT OFFER DOCUMENT PREPARED BY

IN RESPONSE TO

THE PUBLIC EXCHANGE OFFER RELATING

TO THE SHARES AND BONDS CONVERTIBLE INTO

NEW SHARES OR EXCHANGEABLE FOR EXISTING SHARES

(OCEANEs) OF ALCATEL-LUCENT INITIATED BY

NOKIA CORPORATION

This press release was prepared by Alcatel-Lucent and disseminated in accordance with Article 231-26 of the general regulations of the Autorité des marchés financiers (the “AMF”).

The offer and the draft response offer document remain subject to the review of the AMF

In accordance with Articles 261-1 et seq. of the AMF General Regulation, the firm Associés en Finance, represented by Bertrand Jacquillat, was appointed as Independent Expert by the board of directors of Alcatel-Lucent. The report of the Independent Expert is included in the draft response offer document.

Alcatel-Lucent is advised by Zaoui & Co. The draft response offer document is available on the Internet websites of Alcatel-Lucent (http://www.alcatel-lucent.com) and the AMF (www.amf-france.org), and may be obtained free of charge from:

Alcatel-Lucent

148-152, route de la Reine

92100 Boulogne- Billancourt

In accordance with the provisions of article 231-28 of the AMF General Regulation, information relating in particular to the legal, financial and accounting aspects of Alcatel-Lucent, will be made available to the public in the same manner as mentioned above, no later than the day preceding the opening of the public exchange offer.

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1.	PRESENTATION OF THE OFFER

Pursuant to Section III of Book II and more specifically Articles 232-1 et seq. of the AMF General Regulation, Nokia Corporation, a company organized and existing under the laws of Finland, registered in the Finnish Trade Register, under No. 0112038-9, with registered office at Karaportti 3, FI-02610 Espoo, Finland (“Nokia” or the “Offeror”), irrevocably offers to the shareholders and holders of OCEANEs of Alcatel Lucent, public limited company (société anonyme) with a share capital of EUR 142,019,118.80 divided into 2,840,382,376 shares with a nominal value of EUR 0.05 each, having its registered office at 148/152 Route de la Reine, 92100 Boulogne-Billancourt, France, registered in the Nanterre Trade and Companies Register under No. 542 019 096 (“Alcatel Lucent” or the “Company”), to exchange pursuant to the conditions described in the draft offer document filed with the AMF by Nokia on October 29, 2015 (“Draft Offer Document”) (the “Offer”):

•	all the shares of the Company listed on Euronext Paris (Compartment A) under code ISIN FR0000130007, mnemonic “ALU” (the “Shares”) at an exchange ratio of 0.5500 Nokia share for 1 Share;

•	all the OCEANEs 2018 (as defined in Section 1.3.3 of the draft response offer document) of the Company listed on Euronext Paris under code ISIN FR0011527225, mnemonic “YALU”, at an exchange ratio of 0.6930 Nokia share for 1 OCEANE 2018;

•	all the OCEANEs 2019 (as defined in Section 1.3.3 of the draft response offer document) of the Company listed on Euronext Paris under code FR0011948306, mnemonic “YALU1”, at an exchange ratio of 0.7040 Nokia share for 1 OCEANE 2019;

•	all the OCEANEs 2020 (as defined in Section 1.3.3 of the draft response offer document) of the Company listed on Euronext Paris under code FR0011948314, mnemonic “YALU2”, at an exchange ratio of 0.7040 Nokia share for 1 OCEANE 2020;

the OCEANEs 2018, OCEANEs 2019 and OCEANEs 2020 shall, henceforth, be referred to as the “OCEANEs” and, together with the Shares, as the “Securities”.

The Offer concerns:

•	all the Shares of the Company:

•	which are already issued (including Shares held in treasury), namely, according to the Draft Offer Document and to the knowledge of the Company, 2,840, 382,376 Shares; and

•	which may be issued before the closing of the Offer or the Reopened Offer (as this term is defined in Section 1.3.12 of this draft response offer document), following (i) the conversion of OCEANEs (namely, to the knowledge of the Company at the date of this draft response offer document, a maximum of 801,221,218 Shares) or (ii) the exercise of Alcatel Lucent stock options (namely, to the knowledge of the Company at the date of this draft response offer document, a maximum of 84,050,881 Shares) (the “Stock Options”);

namely, a maximum number of 3,725,654,475 Shares targeted by the Offer, according to the Draft Offer Document;

•	all of the Company’s 2018 OCEANEs, namely, according to the Draft Offer Document, 349,413,670 2018 OCEANEs.

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•	all of the Company’s 2019 OCEANEs, namely, according to the Draft Offer Document, 167,500,000 2019 OCEANEs.

•	all of the Company’s 2020 OCEANEs, namely, according to the Draft Offer Document, 114,499,995 2020 OCEANEs.

The performance shares of Alcatel Lucent (the “Performance Shares”) are not targeted by the Offer, unless they have vested prior to the date of closing of the Offer or the Reopened Offer and are made available pursuant to the applicable legal and statutory provisions (disability or death of the beneficiary). The Performance Shares vested and held by beneficiaries who are French tax residents but subject to a holding period may be tendered into the Offer subject to conditions described under Section 1.3.5 of the draft response offer document; the remaining holding period being transferred to the Nokia shares received in exchange, in accordance with Article 225-197-1(III) of the French Commercial Code.

The Offer is subject to the following conditions precedent, described in detail in Section 1.3.10 of the draft response offer document:

•	tender into the Offer and the U.S. Offer (as defined below) of Shares representing more than 50% of the Company Shares on a fully diluted basis on the date of the publication by the AMF of the results of the Offer taking into account the results of the U.S. Offer; and

•	approval by the extraordinary general meeting of Nokia’s shareholders, convened on October 22, 2015 and scheduled to take place on December 2, 2015, of the resolution related to the authorization of the board of directors to resolve on the issuance of the Nokia shares as consideration for the Securities tendered into the Offer or, as the case may be, into the Reopened Offer.

The Offer is presented by Société Générale which, in accordance with the provisions of Article 231-13 of the AMF General Regulation, guarantees the content and the irrevocable nature of the undertakings given by the Offeror in relation to the Offer.

The Offer will be conducted using the standard procedure in accordance with the provisions of Articles 232-1 et seq. of the AMF General Regulation.

A separate offer is made in the United States, on financial terms and conditions which are identical to those of this Offer, to all holders of American Depositary Shares of Alcatel Lucent listed on the New York Stock Exchange (the “NYSE”) under the symbol “ALU” (the “ADSs”) wherever located, as well as to all U.S. holders of Shares and OCEANEs (the “U.S. Offer” and, together with the Offer, the “Offers”).

Holders of ADSs and U.S. holders of Shares and OCEANEs may not tender their Securities in the Offer. The holders of ADSs, wherever located, and the U.S. holders of Shares and OCEANEs may only tender their Securities in the U.S. Offer.

Holders of ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer.

2.	CONTEXT OF THE OFFER

Following various exchanges during which representatives of Nokia and Alcatel-Lucent discussed the key terms of a potential combination of the business of Alcatel-Lucent and Nokia, the respective boards of directors of Nokia and Alcatel-Lucent approved the terms of a memorandum of understanding (the “Memorandum of Understanding”). The Memorandum of Understanding was executed on April 15, 2015.

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Following the execution of the Memorandum of Understanding, Nokia and Alcatel-Lucent promptly began the filings and regulatory review processes in all relevant jurisdictions necessary for the consummation and implementation of the Offer and the combination of the businesses of Nokia and Alcatel-Lucent. As of the date hereof, all material regulatory approvals for the Offer have been received.

On October 22, 2015, the board of directors of Nokia approved the submission of the Offer.

On October 28, 2015, Alcatel-Lucent’s board of directors unanimously determined that the Offer is in the best interest of Alcatel-Lucent, its employees and its stakeholders (including the holders of Shares and holders of other Securities), as further described in section 5 of this press release.

3.	REASONS FOR THE OFFER

Nokia believes that the combination of Nokia’s and Alcatel-Lucent’s businesses will create significant value for stakeholders of both companies. Following the completion of the Offer, Nokia will be well-positioned to create the foundation of seamless connectivity for people and things wherever they are. Nokia believes that this foundation is essential for enabling the next wave of technological change, including the Internet of Things and transition to the cloud.

The strategic rationale for combining the two companies includes:

•	creation of an end-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms;

•	complementary offerings, customers and geographic footprint;

•	enhanced research and development capabilities creating an innovation powerhouse with significant combined R&D resources;

•	the recent execution track-record on both sides and common vision for the future;

•	the opportunity to realize significant cost savings and other synergies; and

•	the development of a robust capital structure and strong balance sheet.

4.	AGREEMENTS THAT MAY HAVE AN IMPACT ON THE ASSESSMENT OF THE OFFER OR ITS OUTCOME

Alcatel-Lucent and Nokia have entered into a Memorandum of Understanding on April 15, 2015, as amended on October 28, 2015 (as further described in section 1.2.2 of the draft response offer document).

Certain Alcatel-Lucent Shares resulting from the acceleration mechanisms applicable to stock option plans and performance share plans and from the grant of Alcatel-Lucent Shares in lieu of the 2014 stock options plan will be sold by the beneficiaries on the market during the subsequent offer.

Liquidity mechanisms will be offered by Nokia to certain beneficiaries of Alcatel-Lucent stock options and performance shares plans in order to enable them, under certain conditions, to exchange the Alcatel-Lucent shares they are entitled to receive pursuant to these plans for Nokia shares according to the public exchange offer ratio, without tendering to the Offer.

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5.	REASONED OPINION OF THE BOARD OF DIRECTORS

In accordance with Article 231-19 of the AMF General Regulation, Alcatel-Lucent’s board of directors met on October 28, 2015 to provide its assessment of the Offer and the expected impact of the Offer on Alcatel-Lucent, holders of Securities and employees of Alcatel-Lucent.

The defined terms used in the reasoned opinion below correspond to the defined terms used in the draft response offer document.

In accordance with Article 231-19 of the AMF General Regulation, and pursuant to the provisions of the Memorandum of Understanding, Alcatel-Lucent’s board of directors was required to provide its assessment of the Offer and the expected impact of the Offer on Alcatel-Lucent, holders of Securities and employees of Alcatel-Lucent.

The Chairman of Alcatel-Lucent’s board of directors reminded the members of the rationale and the main terms and conditions of the proposed combination of the businesses of Alcatel-Lucent and Nokia, as agreed in the Memorandum of Understanding, dated as of April 15, 2015 as amended by the amendment to the Memorandum of Understanding dated as of October 28, 2015, and as announced on April 15, 2015. The Chairman also notes that the Offer is expected to be filed with the AMF on October 29, 2015.

The Chairman noted to the members that Alcatel-Lucent’s board of directors had received the report of Associés en Finance (the “Independent Expert”), which was appointed as independent expert in accordance with Article 261-1 et seq. of the AMF General Regulation, on the financial terms of the Offer (the “Independent Expert Report”).

The Chairman also noted to the members that representatives of Zaoui presented their oral opinion, which was confirmed by delivery of a written opinion dated October 28, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of the Shares, including ADSs, pursuant to the Offer was fair from a financial point of view to such holders.

Alcatel-Lucent’s board of directors has also taken the following into consideration:

•	Premium of Exchange Ratio Over Shares Trading Price. Alcatel-Lucent’s board of directors considered that, based on the closing share price of Nokia shares of EUR 7.77 on April 13, 2015, the exchange ratio offered an equivalent of EUR 4.27 per Share (or EUR 4.48 per Share on a fully diluted basis), and valued Alcatel-Lucent at EUR 15.6 billion on a fully diluted basis, corresponding to:

•	a premium to holders of Shares of 11% and a fully diluted premium of 16%, in each case based on the closing price of Shares (on Euronext Paris) as of April 13, 2015;

•	a premium to holders of Shares of 18% and a fully diluted premium of 24%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning March 16, 2015 and ending April 13, 2015;

•	a premium to holders of Shares of 28% and a fully diluted premium of 34%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning January 14, 2015 and ending April 13, 2015;

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•	a premium to holders of Shares of 48% and a fully diluted premium of 55%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning October 14, 2014 and ending April 13, 2015; and

•	a premium to holders of Shares of 54% and a fully diluted premium of 61%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning April 11, 2014 and ending April 13, 2015.

The fully diluted premiums above reflect the implied premium paid by Nokia to Alcatel-Lucent’s market capitalization, based on volume weighted average price of Shares over the referenced period, as adjusted for the dilutive effect of the OCEANEs, which represent a substantial portion of Shares on a fully diluted basis.

•	Exchange Ratio for the OCEANEs. Alcatel-Lucent’s board of directors considered that the exchange ratio applicable to each series of OCEANEs pursuant to the Offer is based on the conversion/exchange ratio applicable to that series, including the temporary adjustment to each of the conversion/exchange ratios as a result of the opening of the Offer in accordance with the terms and conditions set out in the prospectus of each series of OCEANEs. The exchange ratio would represent a premium to the historical trading prices of each series of OCEANEs over various periods, including, based on the closing price of Nokia shares of EUR 7.77 on April 13, 2015, a premium to holders of OCEANEs 2018 of 28%, a premium to holders of OCEANEs 2019 of 13% and a premium to holders of OCEANEs 2020 of 13%, based on the closing prices of each series of OCEANEs (on Euronext Paris) as of April 13, 2015 and an opening date of the Offer of November 18, 2015. Alcatel-Lucent’s board of directors considered the conclusions of Associés en Finance reflected in the Independent Expert Report. In particular, according to the Independent Expert Report, as of April 9, 2015, which was assumed by the Independent Expert to be the latest date prior to rumors of a possible transaction between Alcatel-Lucent and Nokia, the Offer with respect to the holders of OCEANEs holders displayed a premium to the intrinsic value (i.e. the value calculated based on certain assumptions defined by the Independent Expert) and to the listed price of each series of OCEANEs. The Independent Expert Report noted that as of October 23, 2015, the exchange ratio shows a substantial premium to the listed and to the intrinsic values of the 2018 OCEANEs and a very small discount (below 5%) to the listed and intrinsic values of the 2019 OCEANEs and the 2020 OCEANEs based on their respective 1-month and 3-month averages. In particular, the Independent Expert Report noted that, based on the Independent Expert’s estimated intrinsic value of the OCEANEs following completion of the Offer, the exchange ratio represents a premium of between 2.0% and 4.8% for the 2018 OCEANEs, a discount of between 0.4% and 3.5% for the 2019 OCEANEs and between a premium of 0.3% and a discount of 2.9% for the 2020 OCEANEs. The exchange ratio proposed for the 2019 OCEANEs and the 2020 OCEANEs pursuant to the Offer is equivalent to the spot listed price of the OCEANE bonds and to their intrinsic values at October 23, 2015. The Independent Expert Report also noted that it is important to mention that the listed price and the intrinsic value of the OCEANE reflect current market conditions and current liquidity levels. The Independent Expert Report noted that holders of OCEANEs that choose to keep their OCEANEs would, should the Offer be successful, take the risk of a substantial drop in liquidity of the underlying Shares and of the OCEANEs. The Independent Expert Report also noted that, on the other hand, should the Offer fail, such holders of OCEANEs would take the risk of a potential drop in the price of the Shares. The Independent Expert Report concluded that the exchange ratio of 0.6930 Nokia shares for one OCEANE 2018, 0.7040 Nokia shares for one OCEANE 2019 and 0.7040 Nokia shares for one OCEANE 2020 is fair.

•	Participation in the Future of the Combined Businesses. Alcatel-Lucent’s board of directors considered that the combination of the businesses will continue to offer holders

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of the Securities who participate in the Offer and receive Nokia shares the opportunity to participate in any future earnings or growth of the combined businesses of Alcatel-Lucent and Nokia and benefit from any potential future appreciation in the value of the Nokia shares. In particular, Alcatel-Lucent’s board of directors considered the following factors in relation to participation of holders of the Securities in the future of the combined businesses:

•	a combination of the businesses of Nokia and Alcatel-Lucent would offer a unique opportunity to create a European champion and global leader in ultra-broadband, IP networking and cloud applications and provide a platform to accelerate Alcatel-Lucent’s strategic vision, with the financial strength and critical scale needed to develop the next generation of network technology, including 5G;

•	the combined businesses would be expected to have strong innovation capabilities, with Alcatel-Lucent’s Bell Labs and Nokia’s FutureWorks, as well as Nokia Technologies, which Nokia stated would remain as a separate entity with a clear focus on licensing and the incubation of new technologies, and with more than 40,000 R&D employees and investment of EUR 4.7 billion in R&D in 2014, the combined businesses would be in a position to accelerate development of future technologies including 5G, IP and software-defined networking, cloud, analytics as well as sensors and imaging;

•	Alcatel-Lucent and Nokia also have highly complementary portfolios and geographies, with particular strength in the United States, China, Europe and Asia-Pacific, and would be expected to bring together complementary strengths in fixed and mobile broadband, IP routing, core networks, cloud applications and services;

•	the combined businesses would be positioned to target a larger addressable market with an improved growth profile as compared to Alcatel-Lucent as a standalone business, and the belief of Alcatel-Lucent’s board of directors that consumers are increasingly seeking to access data, voice and video across networks, creating an environment in which technology that used to operate independently now needs to work together, and the belief of Alcatel-Lucent’s board of directors that the combined businesses would be well-placed to assist telecom operators, internet providers and other large enterprises address this challenge;

•	the combination of the businesses of Alcatel-Lucent and Nokia would target approximately EUR 900 million of full-year operating cost synergies within three years, assuming closing of the transaction in the first half of 2016, in a wide range of areas, including (i) organizational streamlining, rationalization of overlapping products and services, central functions, and regional and sales organizations; (ii) reduction of various overhead costs in real estate, manufacturing and supply-chain, information technology and overall general and administrative expenses, including redundant public company costs; (iii) procurement given expanded purchasing requirements of the combined businesses; and (iv) R&D efficiencies, particularly in wireless;

•	the combined businesses would also target reductions in interest expenses of approximately EUR 200 million to be achieved on a full year basis in 2017, with the Offer expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017;

•	the combined businesses would be expected to have a strong balance sheet;

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•	Nokia has stated its intention to maintain its long term target to return to an investment grade credit rating and manage the combined capital structure accordingly by retaining significant gross and net cash positions and by proactively reducing indebtedness, including through exercise of an early repayment option for its EUR 750 million convertible bond in the fourth quarter of 2015, which is expected to result in the full conversion of this convertible bond to equity prior to the closing of the Offer, with no expected cash outflow;

•	although Nokia has stated that it has suspended its capital structure optimization program, including suspending the share repurchase program execution, until the completion of the Offer, it has also indicated that it intends to evaluate the resumption of a capital structure optimization program for the combined businesses of Alcatel-Lucent and Nokia;

•	Nokia’s statement that Nokia Technologies, a source of innovation, expertise and intellectual property, would not be impacted by the Offer and will remain as a separate entity with a clear focus on incubating new technologies and sharing those technologies through an active licensing program; and

•	the combined businesses of Alcatel-Lucent and Nokia, would be expected to have increased scale and scope in a variety of dimensions, including increased financial scale, greater diversification of markets, and a larger product portfolio than Alcatel-Lucent alone, thereby diversifying certain of the risks associated with holding the Securities alone.

•	Enhanced Scale. Alcatel-Lucent’s board of directors considered that the enhanced scale of the combined businesses of Alcatel-Lucent and Nokia would allow more effective competition in an economically challenging environment. Alcatel-Lucent’s board of directors also recognized that a combination of the businesses of Alcatel-Lucent would be consistent with market preference for large vendors with scale and scope, particularly in the context of the advent of 5G and related required investments.

•	Rights Attaching to New Nokia Shares. Alcatel-Lucent’s board of directors considered that the new Nokia Shares will have the same rights and benefits as all existing ordinary shares of Nokia, including the right to any future dividend.

•

Integration and Reorganization. Alcatel-Lucent’s board of directors considered Nokia’s announcement that the strategic direction of Alcatel-Lucent will be to continue to offer leading solutions in Alcatel-Lucent’s business lines by taking advantage of the increased customer base attributable to the combination of Nokia and Alcatel-Lucent. Nokia has stated that it intends to integrate Alcatel-Lucent into the Nokia group as soon as possible after the completion of the Offer. In addition, Nokia has stated that as soon as possible following the completion of the Offer, it intends to propose changes to the composition of the Alcatel-Lucent board of directors. The composition of the Alcatel-Lucent board of directors will take into account the new share ownership structure of Alcatel-Lucent and in particular, the ownership level of Nokia. Nokia has also stated that it currently expects that after the completion of the Offer, the Nokia Networks business would be conducted through four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia has stated that these business groups would provide an end-to-end portfolio of products, software and services to enable the combined company to deliver the next generation of leading networks solutions and services to customers. Alongside these, Nokia Technologies would continue to operate as a separate business group. Each business group would have strategic, operational and financial responsibility for its portfolio and would be fully accountable for meeting its targets. The four Networks business groups would have a common Integration and Transformation

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Office to drive synergies and to lead integration activities. Nokia has stated that the business group leaders would report directly to Nokia’s President and Chief Executive Officer and stated the following:

•	Mobile Networks (MN) would include Nokia’s and Alcatel-Lucent’s comprehensive Radio portfolios and most of their converged Core network portfolios including IMS/VoLTE and Subscriber Data Management, as well as the associated mobile networks-related Global Services business. This unit would also include Alcatel-Lucent’s Microwave business and all of the combined company’s end-to-end Managed Services business. Through the combination of these assets, Mobile Networks would provide leading end-to-end mobile networks solutions for existing and new platforms, as well as a full suite of professional services and product-attached services.

•	Fixed Networks (FN) would comprise the current Alcatel-Lucent Fixed Networks business whose cutting-edge innovation and market position would be further supported through strong collaboration with the other business groups. This business group would provide copper and fiber access products and services to offer customers ultra-broadband end-to-end solutions to transform their networks, deploying fiber to the most economical point.

•	Applications & Analytics (A&A) would combine the Software and Data Analytics-related operations of both companies. This comprehensive applications portfolio would include Customer Experience Management, OSS as distinct from network management such as service fulfilment and assurance, Policy and Charging, services, Cloud Stacks, management and orchestration, communication and collaboration, Security Solutions, network intelligence and analytics, device management and Internet of Things connectivity management platforms. CloudBand would also be housed in this business group, which would drive innovation to meet the needs of a convergent, Cloud-centric future.

•	IP/Optical Networks (ION) would combine the current Alcatel-Lucent IP Routing, Optical Transport and IP video businesses, as well as the software defined networking (SDN) startup, Nuage, plus Nokia’s IP partner and Packet Core portfolio. IP/Optical Networks would continue to drive Alcatel-Lucent’s technology leadership, building large scale IP/Optical infrastructures for both service providers and, increasingly, web-scale and tech-centric enterprise customers.

•	Nokia Technologies (TECH) would remain as a separate entity with a clear focus on licensing and the incubation of new technologies. Nokia Technologies would continue to have its own innovation, product development and go-to-market operations.

Nokia has also stated that it expects to align its financial reporting under two key areas: Nokia Technologies and the Networks business. The Networks business would comprise the business groups of Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia has also stated that it expects to provide selective financial data separately for each of the four Networks business groups to ensure transparency for Nokia investors over the performance of each of them.

•

Strategic Announcements by Nokia. Alcatel-Lucent’s board of directors considered Nokia’s announcement on August 3, 2015, of its agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. The transaction values HERE at an enterprise value of EUR 2.8 billion with a normalized level of working capital and is

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expected to close in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Upon closing, Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below EUR 300 million as part of the transaction. Alcatel-Lucent’s board of directors considered that strategic alternatives with respect to HERE were taken into account at the time of approval of the entry of Alcatel-Lucent into the Memorandum of Understanding.

•	Strategic Decision by Alcatel. Alcatel-Lucent’s board of directors considered Alcatel-Lucent’s decision, announced on October 6, 2015, that it will continue to operate its undersea cables business, Alcatel-Lucent Submarine Networks or ASN, as a wholly owned subsidiary. Alcatel-Lucent’s board of directors considered that ASN will continue to execute its strategic roadmap, strengthen its leadership in submarine cable systems for telecom applications and pursue further diversification in the Oil & Gas Sector. Alcatel-Lucent’s board of directors considered that possible strategic alternatives with respect to ASN were taken into account at the time of approval of the entry of Alcatel-Lucent into the Memorandum of Understanding.

•	Conditions to the Filing of the Offer. In accordance with the terms and conditions of the Memorandum of Understanding the filing of the Offer is subject to the fulfillment of certain conditions contained in the Memorandum of Understanding. In particular, Alcatel Lucent’s board of directors notes that:

•	Nokia has obtained all required antitrust and competition approvals (including from the European Commission, the United States and China);

•	Nokia has obtained approval from the Committee on Foreign Investment in the United States;

•	Nokia has obtained approval from Ministry of Economy, Industry and Digital Technology of the French Republic pursuant to applicable regulation on foreign investments in France (articles L. 151-1 et seq. and R. 153-1 et seq. of the French monetary and financial Code);

•	all approvals from the banking and insurance regulators have been obtained, including the European Central Bank, required due to the indirect change of control of certain subsidiaries; and

•	Nokia’s board of directors has recommended that the shareholders of Nokia approve the authorization for the Nokia board of directors to issue such number of new Nokia shares as may be necessary for delivering the Nokia shares offered in consideration for the Securities tendered into the Offer and for the completion of the Offer, and has not subsequently withdrawn such recommendation.

•	Conditions to the Completion of the Offer. In accordance with French law and the AMF General Regulation, the Memorandum of Understanding, the exchange offer/prospectus and the Draft Offer Document prepared by Nokia, the completion of the Offer is subject to the main following conditions:

•	the Minimum Tender Condition; and

•	the approval by Nokia shareholders’ extraordinary meeting, convened on October 22, 2015 and to be held on December 2, 2015, of the resolution pertaining to the authorization granted to Nokia’s board of directors to issue Nokia shares in consideration for the Securities tendered into the Offer and, if applicable, into the Reopened Offer.

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Alcatel-Lucent’s board of directors considered that, subject to applicable SEC and AMF rules and regulations, Nokia reserves the right, in its sole discretion, to waive the Minimum Tender Condition to any level at or above the Mandatory Minimum Acceptance Threshold.

•	Other Provisions of the Memorandum of Understanding. Alcatel-Lucent’s board of directors considered that the provisions of the Memorandum of Understanding, including the obligations of Alcatel-Lucent under the Memorandum of Understanding, and the transactions contemplated thereby continue to be in the best interests of Alcatel Lucent, its employees and its stakeholders (including holders of the Shares and holders of other Securities).

•	Previous Opinion of Alcatel-Lucent’s Financial Advisor. Alcatel-Lucent’s board of directors considered the oral opinion of Zaoui delivered to it on April 14, 2015, which was confirmed by delivery of a written opinion dated April 14, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of the Shares, including the ADSs, pursuant to the Offer was fair from a financial point of view to such holders.

•	Draft Offer Document. The Alcatel Lucent’s board of directors considered the Draft Offer Document prepared by Nokia, including the reasons for the Offer, Nokia’s intentions following completion of the Offer, the agreements that may have an impact on the Offer, the terms of the Offer, the assessment of the exchange ratio and the valuation analysis prepared by Société Générale, acting as the presenting bank in connection with the French Offer, which Nokia intends to file together with the Offer with the AMF on October 29, 2015.

•	Finnish Listing Prospectus. The Finnish listing prospectus for the listing of Nokia shares on Nasdaq Helsinki, which was approved by the Finnish Financial Supervisory Authority on October 23, 2015 and which was passported into France on October 26, 2015 for listing of Nokia shares on the Euronext Paris, and in particular the sections entitled “The Alcatel-Lucent Transaction”, “The Memorandum of Understanding” and “The Exchange Offer”, which describe the Offer and the combination of the businesses of Alcatel-Lucent and Nokia.

•	Finnish Proxy Materials. The Finnish proxy materials made available to Nokia’s shareholders on October 26, 2015, and in particular the section entitled “Recommendation of Nokia’s Board of Directors” which contained the recommendation of Nokia’s board of directors that the shareholders of Nokia approve the authorization for Nokia’s board of directors to issue such number of new Nokia shares as may be necessary for delivering the Nokia shares offered in consideration for the Securities tendered into the Offer and for the completion of the Offer.

•	US Offer/Prospectus. The US Offer/prospectus included in the registration statement on Form F-4 filed by Nokia with the SEC on August 14, 2015, as amended on October 22, 2015, and in particular the section entitled “Reasons for the Exchange Offer” which described the rationale for the combination of the businesses of Alcatel-Lucent and Nokia and the section entitled “Risk Factors” which described the principal risks related to the Offers and Nokia.

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•	Alcatel-Lucent French Group Committee Information. The information document provided by Nokia to the Alcatel-Lucent French Group Committee on the Offer and their opinion dated June 1, 2015, as well as the report of the advisor appointed by the Alcatel-Lucent French Group Committee dated May 22, 2015.

•	Draft Response Offer Document. The Draft Response Offer Document prepared by Alcatel-Lucent.

Based on the Independent Expert Report, Alcatel-Lucent’s board of directors also acknowledged that when considering the exchange ratio offered in the Offer to the Company holders of the Securities, the Independent Expert stated in its Independent Expert Report that:

•	The Offer is optional for both holders of the Shares and holders of OCEANEs in the sense that they can choose to tender their securities into the Offer or not.

•	The Independent Expert’s work, through a multi-criteria analysis, had led to the following results:

•	The exchange ratio of 0.5500 Nokia share for 1 Share shows a premium of +6% to the implied ratio based on share prices as of April 9, 2015 and a premium between +9% and +14%, for the 1, 2 and 3 month volume weighted average prices of both shares. Given numerous rumors about consolidation scenarios in the sector and notably around Alcatel-Lucent and Nokia, it is likely that the price of the Shares was already incorporating a speculative premium. As a matter of fact, the exchange ratio for the 6 and 9 month volume weighted average prices before April 9, 2015, shows a premium of +27% and +29% respectively.

•	Looking at a diversified sample of Telecom Equipment manufacturers, the comparable companies valuation analysis, based on market forecast consensus as of October 23, 2015, leads up to an average implied parity of 0.50. At 0.5500 Nokia share for 1 Share, the proposed exchange ratio provides a premium of +10% to the valuation of the two companies using the comparable valuation approach.

•	The intrinsic valuation of Alcatel-Lucent and Nokia based on the discounted cash flow methodology (DFC to firm or DCF to equity) using, for the short term market consensus forecast and for the longer term Trival modeling, leads to an implied parity between 0.48 and 0.52 based on market conditions prevailing as of October 23, 2015 and without taking into account any impact of the combination. Hence, the exchange ratio of 0.5500 Nokia share for 1 Share provides a premium of +6% to +14% to these implied parities.

•	Based on the above, at 0.5500 Nokia share for 1 Share, the exchange ratio is fair for holders of the Shares.

•	The Offer, in respect of both the Shares and OCEANEs, entails a change, during the offer period, in the conversion/exchange ratios of each series of OCEANEs. The Offer with respect to each series of OCEANEs takes into account this adjustment to the conversion/exchange ratio. Thus, the number of Nokia shares to be exchanged will depend on the success ratio of the Offer, in particular with respect to each series of OCEANEs. However, regardless of the result of the Offer with respect to each series of OCEANE and the number of Nokia shares that will consequently be issued, the exchange ratio of 0.5500 Nokia shares per Share is higher than the implicit parities coming from the discounted cash flow calculation performed by the Independent Expert based on market conditions as of October 23, 2015. Hence confirming that the Offer is fair with respect to the Shares.

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•	Beyond the premium that holders of the Shares will get compared to the intrinsic valuation, holders of the Shares that tender their Shares, will become holders of Nokia shares, one of the most liquid shares of the Euro zone, and it is expected that the liquidity of the Nokia shares will further increase should the Offer be successful. In addition, those holders of Nokia shares will be in a position to benefit from the potential incremental value creation if the planned synergies materialize.

•	The Offer is optional for the holders of OCEANEs and allows them, should they tender their OCEANEs, to benefit from the same financial conditions that they would get if they decide first to convert their OCEANEs into the Shares and then to tender these Shares into the Offer. Therefore there is no breach of parity between shareholders and OCEANE holders.

•	As of April 15, 2015, the date of announcement of the contemplated combination, the Offer with respect to the holders of OCEANEs displayed a premium to the intrinsic value and to the listed price of each series of OCEANEs. The Independent Expert Report noted that as of October 23, 2015, the exchange ratio shows a substantial premium to the listed and to the intrinsic value of the 2018 OCEANEs and a very small discount (below 5%) to the listed and intrinsic values of the 2019 OCEANEs and the 2020 OCEANEs based on their respective 1-month and 3-month averages. In particular, the Independent Expert Report noted that, based on the Independent Expert’s estimated intrinsic value of the OCEANEs following completion of the Offer, the exchange ratio represents a premium of between 2.0% and 4.8% for the 2018 OCEANEs, a discount of between 0.4% and 3.5% for the 2019 OCEANEs and between a premium of 0.3% and a discount of 2.9% for the 2020 OCEANEs. The exchange ratio proposed for the 2019 OCEANEs and the 2020 OCEANEs pursuant to the Offer is equivalent to the spot listed prices of the OCEANE bonds and to their intrinsic values at October 23, 2015. It is important to mention that the listed prices and the intrinsic values of the OCEANE reflect current market conditions and current liquidity levels. Holders of OCEANEs that choose to keep their OCEANEs would, should the Offer be successful, take the risk of a substantial drop in liquidity of the underlying Shares and of the OCEANEs. On the other hand, should the Offer fail, such holders of OCEANEs would take the risk of a potential drop in the price of the Shares. Hence, the exchange ratio of 0.6930 Nokia shares for one 2018 OCEANE, 0.7040 Nokia shares for one 2019 OCEANE and 0.7040 Nokia shares for one 2020 OCEANE is fair.

Alcatel-Lucent’s board of directors considered that, based on the valuation work of the Independent Expert and the above explanations, the Independent Expert concluded that the terms of the Offer by Nokia for the Shares and OCEANEs are fair.

Alcatel-Lucent’s board of directors considered that the full text of the Independent Expert Report, dated October 28, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the report, would be fully reproduced in Section 5 of the Response Offer Document available to holders of the Securities.

Finally, Alcatel-Lucent’s board of directors reviewed the potential consequences of the Offer on the stakeholders of Alcatel-Lucent, including the employees of Alcatel-Lucent, and acknowledged the following:

•

Continued Presence in France. Nokia has stated that it is a global company, with deep roots and heritage in many parts of the world and that when it joins with Alcatel-Lucent, Nokia expects that France, where Alcatel-Lucent is a fundamental participant in the technology ecosystem, will be a vibrant center of the combined company. Nokia has stated that it intend to be an important contributor to the overall development of the broader technology ecosystem and a driver of innovation in France. Nokia has stated that

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

consistent with this goal, it expected that after the completion of the Offer Nokia will have a presence in France that spans leading innovation activities including a 5G/Small Cell Research & Development Centre of Excellence; a Cyber-Security lab similar to Nokia’s existing facility in Berlin designed to support European collaboration on the topic; and a continued focus on Bell Labs and wireless Research & Development. Nokia has stated that engaging with and supporting projects and academic efforts that enhance the development of future technologies will remain an important priority.

•	Employment in France. Nokia has also stated that it intends to maintain employment in France that is consistent with Alcatel-Lucent’s end-2015 Shift Plan commitments, with a particular focus on the key sites of Villarceaux (Essonne) and Lannion (Côtes d’Armor). In addition, Nokia has stated that it expects to expand R&D employment with the addition of several hundred new positions targeting recent graduates with skills in future-oriented technologies, including 5G, to ensure ongoing support for customers, activities for support services, and that pre- and post-sales are expected to continue as well. In the context of the proposed combination with Alcatel-Lucent and subject to its consummation, Nokia has stated that its commitments in France relating to employment are the following:

•	Follow the Shift plan commitments regarding the level of employment in France, for a period of at least two years after the completion of the Offer. The base comprises Alcatel-Lucent France/International (ALUI) operational heads (excluding branches), Bell Labs France, RFS (Radio Frequency Systems) and excluding ASN (Alcatel-Lucent Submarine Networks) and EU factory (Landing point of the reference perimeter is 4200 Headcount and excluding RFS unit). Nokia will maintain resources from its French operations throughout the reference period to support its customers in France;

•	Strengthen the operations and activity levels for the long term at the two major technology sites of Villarceaux (Essonne) and Lannion (Cotes d’Armor) following the Completion of the Offer, with a focus on augmenting existing activities, functions, and advanced research work;

•	Increase significantly and sustainably the R&D presence in France scaling up 5G, IP network management platforms (incl. Software Defined Networking) and cyber-security with employment evolving from 2000 people to 2500 people including the recruiting of at least 300 newly graduated talents over the coming three years. The R&D employment level will be maintained for a period of at least four years after the completion of the Offer;

•	Localize in France worldwide technology centers of expertise following the completion of the Offer, including in the areas of: 5G and Small Cells R&D to anchor France in the future of wireless activities for the combined group, as France will be equipped with a full 5G innovation engine which will encompass research activities with Bell Labs, development activities as well as end to end platforms and trial networks; IP management platforms (incl. Software Defined Networking); cyber Security (research, product development and platforms) while continuing to leverage the partnership established by Alcatel-Lucent with Thalès; Bell Labs; and Wireless Transmission;

•	A major worldwide corporate organization in charge of strategic innovation including networks research and Bell Labs will be led from France and will comprise key staff members; maintain some operations and activities at operational hubs located in France and providing services to other locations in the world following the consummation of the transaction, including in the areas of local support services and local pre- and post-sales resources for France and selected European & African countries; and

•	Take all necessary measures to find sustainable solutions for the French employees who could be impacted by the rationalization of corporate activities between Nokia and Alcatel-Lucent.

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•	Additional French Commitments. Nokia has stated that in its discussions with the French government, Nokia has confirmed that France will play a leading role in the combined company’s R&D operations. Nokia will build on the strong competencies in the country within key technology areas, on the existing presence of Alcatel-Lucent and its strong engagement in the technology ecosystem in France, and on the excellent new technical talent available from French universities. In addition to the employed-related commitments described in Section 1.2.2 “Intentions of Nokia with respect to Employment” in the Draft Offer Document, Nokia has stated that it has made the following commitments in the context, and subject to, the proposed combination with Alcatel-Lucent:

•	Alcatel-Lucent will be represented by three board members in the combined company. Nokia will be also listed on Euronext Paris. The combined company will establish or keep the adequate legal entities in France and comply with French regulations related to sensitive contracts.

•	Nokia expects to benefit from becoming a deeply embedded part of France, tapping into and helping develop the technology ecosystem of the country. Nokia will invest further in the digital innovation ecosystem in France following the completion of the Offer, primarily through the establishment of a long-term investment fund in the range of EUR 100 million. This fund will mainly target the Internet of Things, cyber-security and software platform enablers for next generation networks.

•	Nokia intends to support the development of the overall telecom ecosystem in France and to ensure continuity of Alcatel-Lucent’s current initiatives. This involves playing an active role in the government’s “Industry of the Future” program, funding academic tuition, programs and chairs, situating technology experts within France (such as within Bell Labs France), and continuing Alcatel-Lucent’s involvement in major initiatives such as Pôles de compétitivité Systematic, Cap Digital, and Images and Réseaux. Nokia will also develop three industrial platforms and networks prototypes in France within the fields of 5G, Industrial Internet, Internet of Things connectivity and cyber-security.

•	Nokia has stated that following the completion of the Offer, Nokia, which will remain headquartered in Finland, intends to leverage the combined strengths of the companies’ strategic business locations and major R&D centers in other countries, including Finland, Germany, the United States and China.

•	Nokia has committed, upon completion of the Offer, to providing regular updates to the French government as the integration of the two companies progresses.

•	Employee Arrangements. Pursuant to the Memorandum of Understanding, Alcatel-Lucent agreed to accelerate or waive certain terms of the Stock Options, Performance Shares and Performance Units in connection with the Offer, subject to certain conditions. Pursuant to the Memorandum of Understanding, Nokia and Alcatel-Lucent have also agreed to enter into Liquidity Agreements with certain holders of Stock Options, Performance Shares and Performance Units, pursuant to which such holders would be entitled to receive Nokia shares under certain circumstances.

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•	Employee Considerations. Alcatel Lucent completed the consultation with its French Group Committee as required by applicable French regulations. The French Group Committee indicated in its opinion of June 1, 2015 that it did not oppose the proposed combination of Alcatel Lucent with Nokia. Alcatel Lucent’s board of directors considered that Alcatel Lucent’s employees would benefit from the combination due to multiple factors, including the enhanced scale of the combined businesses of Alcatel Lucent and Nokia, the stability provided by the combined balance sheet of Alcatel Lucent and Nokia and the commitments made by Nokia in relation to employment, as further described above.

•	Customers and Suppliers Support. Alcatel Lucent’s board of directors considered that there is substantial support from customers and suppliers for the combination of the businesses of Alcatel Lucent and Nokia, including as a result of the enhanced scale of the combined businesses of Alcatel Lucent and Nokia and as a result of the stability provided by the combined balance sheet of Alcatel Lucent and Nokia.

•	Governance of Alcatel-Lucent. Nokia has stated that Alcatel-Lucent’s board of directors, in case of success of the Offer, will immediately reflect the new share ownership structure of Alcatel-Lucent, and in particular, the ownership level of Nokia. Alcatel-Lucent’s board of directors expects that Alcatel-Lucent’s board of directors will be mainly composed of Nokia representatives, with remaining positions being held by independent directors in accordance with the requirements of the AFEP-MEDEF Code, to the extent applicable to Alcatel-Lucent at the relevant time

•	Governance of Nokia. Nokia has committed pursuant to the Memorandum of Understanding for the Corporate Governance & Nomination committee of Nokia’s board of directors and Alcatel-Lucent to jointly identify three nominees to Nokia’s board of directors and has nominated Mr. Louis R. Hughes, Mr. Jean C. Monty and Mr. Olivier Piou. Nokia further nominated Mr. Piou as the Vice Chairman of Nokia’s board of directors. Alcatel-Lucent’s board of directors considered that the election of these director nominees would be subject to a completion of the Offer and the approval at Nokia’s extraordinary general meeting by Nokia shareholders representing at least a majority of the votes cast. Alcatel-Lucent’s board of directors also considered that on October 7, 2015, Nokia announced the planned leadership of Nokia post-completion of the Offer. However, no resolution regarding the composition of the Nokia Leadership team following the completion of the Offer has been made.

Alcatel-Lucent’s board of directors considered that Nokia has stated that no resolution had been made as to which of the abovementioned persons would serve as members of the Nokia Group Leadership Team after the completion of the Offer. The proposed appointments would only be implemented after the successful completion of the Offer and be subject to the completion of the relevant works council consultation procedures, if any.

As a result of the foregoing, the participating members of the Alcatel-Lucent’s board of directors, taking into account the factors above, unanimously:

(i)	determined that the Offer is in the best interest of Alcatel-Lucent, its employees and its stakeholders (including the holders of the Shares and holders of other Securities);

(ii)	recommended that all holders of Shares and holders of ADSs tender their Shares and/or their ADSs pursuant to the Offer; and

(iii)	recommended that all holders of OCEANEs tender their OCEANEs pursuant to the Offer.

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Alcatel-Lucent’s board of directors draws the attention of the holders of the OCEANEs to the fact that, under the terms of each of the OCEANEs, the opening of the Offer will result in, among other things, a temporary adjustment to the conversion/exchange ratio applicable to each series of OCEANEs and, in certain circumstances, the right of holders of OCEANEs to request early redemption of outstanding OCEANEs during a specified period, at a price calculated in accordance with the terms of the relevant OCEANEs. As a result, holders of OCEANEs will have a number of alternatives to tendering into the Offer available with respect to the OCEANEs held, each of which has different characteristics and is subject to specific risks, which the holders of OCEANEs will have to appreciate based on their specific situation and the then prevailing circumstances.

For further information on such alternatives and on the consequences of the Offer under the terms of each of the OCEANEs, see the prospectus applicable to each series of OCEANEs, Section 1.3.3 “Position of OCEANEs holders” above and the Independent Expert Report fully reproduced in the draft response offer document.

The board of directors noted that all the members of Alcatel-Lucent’s board of directors (Mr. Philippe Camus, Mr. Francesco Caio, Ms. Carla Cico, Mr. Stuart E. Eizenstat, Ms. Kim Crawford Goodman, Mr. Louis R. Hughes, Mr. Jean C. Monty, Mr. Olivier Piou, Mr. Jean-Cyril Spinetta and Ms. Sylvia Summers) confirmed that, within the limit provided by Article 12 of the By-Laws of Alcatel-Lucent (i.e., each member shall retain 500 Shares), he or she intends to validly tender or cause to be validly tendered pursuant to the Offer all Securities held of record or beneficially owned by such director immediately prior to the expiration of the Offer, as it may be extended (other than Securities for which such holder does not have discretionary authority). In addition, the 2010 annual shareholders meeting of Alcatel-Lucent authorized the payment of additional attendance fees (jetons de présence) to directors, subject to each director (i) using the additional fees received (after taxes) to purchase Shares and (ii) holding the acquired Shares for the duration of his or her term of office. As a result, each member of Alcatel-Lucent’s board confirmed that he or she will hold any Shares purchased with these additional fees for so long as he or she remains a director of Alcatel Lucent and any such restrictions remain applicable.

The terms of Alcatel Lucent’s Performance Shares plans and related decisions of Alcatel Lucent’s board of directors require that Mr. Philippe Camus continues to hold the Shares granted in connection therewith and the Shares purchased in connection therewith for so long as he remains the Chairman of Alcatel Lucent’s board of directors. Mr. Camus is also required to continue to hold any Shares acquired during his term for so long as he remains in office. As a result, Mr. Camus confirmed that he does not intend to tender the Shares he holds into the Offer, it being understood that, in the event such holding requirements are no longer in effect, Mr. Camus may tender some or all of such Shares into the Offer, or the Reopened Offer, if applicable.

The foregoing does not include any Securities over which, or with respect to which, any director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Alcatel-Lucent’s board of directors also confirmed that, pursuant to the terms of the Memorandum of Understanding, Alcatel-Lucent will, and will cause each of its subsidiaries to, tender into the Offer all Securities held by Alcatel-Lucent or any of its subsidiaries as of the date of the opening of the Offer, other than those Securities held for purposes of (i) Shares to be granted in lieu of accelerated Performance Shares, and (ii) Shares to be granted pursuant to the replacement of the 2014 Stock Option plan.

In the course of reaching its determination that the Offer is in the best interests of Alcatel-Lucent, its employees and its stakeholders (including holders of Shares and holders of other

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Securities) and its recommendation that holders of the Securities accept the Offer and tender their Securities into the Offer, Alcatel-Lucent’s board of directors considered numerous factors, including the factors specified in the foregoing discussion and the factors discussed in Section 1.2.4 of the draft response offer document “Reasons for Approving the Memorandum of Understanding”. The foregoing discussion of information and factors considered and given weight by Alcatel-Lucent’s board of directors is not intended to be exhaustive, but is believed to include all of the principal factors considered by Alcatel-Lucent’s board of directors in making its determination and recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer, Alcatel-Lucent’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual members of Alcatel-Lucent’s board of directors may have given different weights to different factors.

In arriving at their respective determination and recommendations, the directors of Alcatel were aware of the interests of executive officers and directors of Alcatel-Lucent as set forth in Section 8 of the draft response offer document “Effect of the Offer on Shares, ADSS, OCEANES and Share- and Equity-Based Incentive Plans”.

The full text of Zaoui’s updated written opinion dated October 28, 2015, which sets forth a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Zaoui in preparing its updated opinion, is attached as Annex A to the draft response offer document.

An unofficial English translation of the full text of the Independent Expert Report, dated October 28, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the report, is fully reproduced in Section 5 of the draft response offer document, and Alcatel-Lucent urges holders of the Securities to carefully read the Independent Expert Report in its entirety.

6.	CONCLUSIONS OF THE REPORT OF THE INDEPENDENT EXPERT

In accordance with Articles 261-1 et seq. of the AMF General Regulation, the firm Associés en Finance, represented by Bertrand Jacquillat, was appointed as Independent Expert by the board of directors of the Company on June 4, 2015 in order to deliver a report on the financial conditions of the Offer.

The conclusions of this report, established on October 28, 2015, are as follows:

“This fairness opinion of Associés en Finance has been determined in the context of the planned public exchange offer that Nokia intends to launch on all securities issued or to be issued by Alcatel-Lucent (ordinary shares and OCEANE). The proposed exchange ratios are 0.5500 Nokia share for 1 Alcatel-Lucent share, 0.6930 Nokia share for 1 Alcatel-Lucent OCEANE 2018, 0.7040 Nokia share for 1 Alcatel-Lucent OCEANE 2019, 0.7040 Nokia share for 1 Alcatel-Lucent OCEANE 2020.

The Nokia offer is a voluntary offer and the combination with Alcatel-Lucent would create a worldwide leader in telecommunication networks with a diversified geographic coverage and a large scope of activities.

The Offer is optional for both Alcatel-Lucent shareholders and Alcatel-Lucent OCEANE owners in the sense that they can choose to tender their securities to the offer or not.

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Our work, through a multi-criteria analysis, has led to the following results:

•	The exchange ratio of 0.5500 Nokia share for 1 Alcatel-Lucent share shows a premium of +6% to the implied ratio based on share prices on the 9th of April 2015 and a premium between +9% and +14%, to the VWAP 1, 2 and 3 months of both shares. Given numerous rumors about consolidation scenarios in the sector and notably around Alcatel-Lucent and Nokia, it is likely that the Alcatel-Lucent share price was already incorporating a speculative premium. As a matter of fact, the exchange ratio on VWAP 6 and 9 months before the 9th of April shows a premium of +27% and +29% respectively.

•	Looking at a diversified sample of Telecom Equipment manufacturers, the comparable companies valuation analysis, based on 23rd of October market forecast consensus, leads to an average implied parity of 0.50. At 0.5500 Nokia share for 1 Alcatel-Lucent share, the proposed exchange ratio provides a premium of +10% to the valuation of the two companies using the comparable valuation approach.

•	The intrinsic valuation of the two groups based on the Discounted Cash Flow methodology (DFC to firm or DCF to equity) using, for the short term market consensus forecast and for the longer term Trival modeling, leads to an implied parity between 0.48 and 0.52 based on market conditions prevailing on the 23rd of October 2015 and without taking into account any impact of the combination. Hence, the exchange ratio of 0.5500 Nokia share for 1 Alcatel-Lucent share provides a premium of +6% to +14% to these implied parities.

Based on the above, at 0.5500 Nokia share for 1 Alcatel-Lucent share, the exchange ratio is fair for Alcatel-Lucent shareholders.

The Exchange Offer, for both Alcatel-Lucent shares and Alcatel-Lucent OCEANEs, entails a change, during the offer period, in the conversion ratios of the various OCEANEs. The offer for the OCEANEs takes into account this conversion adjustment. Thus, the number of Nokia shares to be created will depend on the success ratio of the offer, in particular for the different OCEANEs. However, regardless of the result of the offer for the OCEANEs and the number of Nokia shares that will consequently be issued, the share exchange ratio of 0.5500 is higher than the implicit parities coming from the DCF calculation performed by Associés en Finance at 23rd of October market conditions. Hence confirming that the offer for the shares is fair.

Beyond the premium that they will get compared to the intrinsic valuation, Alcatel-Lucent shareholders, who will tender their shares, will become invested in one of the most liquid shares of the Euro zone and it is expected that the liquidity of the share will further increase should the offer be successful. In addition those shareholders will be in a position to benefit from potential incremental value creation if the planned synergies materialize.

The offer is optional for the OCEANE holders and allows them, should they tender their OCEANE, to benefit from the same financial conditions that they would get if they decide first to convert their OCEANE into shares and then tender these shares to the offer. Therefore there is no breach of parity between shareholders and OCEANE holders.

On the announcement date of the contemplated combination, the proposed offer to the OCEANE holders displays a premium to the intrinsic value and to the listed price of each OCEANE. On the 23rd of October, the exchange ratio shows a substantial premium to the listed and to the intrinsic value of the 2018 OCEANE and a very small discount (below 5% on average) to the listed and intrinsic value of the OCEANE 2019 and 2020 based on a 1-month or 3-month average. The exchange ratio proposed during the offer is equivalent to the spot listed price of the OCEANE bonds and to their intrinsic values at 23 October 2015. It is important to mention that the listed price and the intrinsic value of the OCEANE reflect current market conditions and current liquidity levels. OCEANE holders that would choose to keep their OCEANE would, should the offer be successful, take the risk of a substantial drop

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of the underlying shares’ liquidity and of the OCEANEs’ liquidity. On the other hand, should the offer fail, they would take the risk of a potential drop of the Alcatel-Lucent shares. Hence, the exchange ratio of 0.6930 Nokia shares for 1 Alcatel-Lucent OCEANE 2018, 0.7040 Nokia shares for 1 Alcatel-Lucent OCEANE 2019 and 0.7040 Nokia share for 1 Alcatel-Lucent OCEANE 2020 is fair.

Associés en Finance’s valuation work and the above explanations lead us to conclude that the terms of the optional exchange offer by Nokia on Alcatel-Lucent shares and OCEANEs are fair.”

7.	CONCLUSIONS OF THE OPINION OF THE WORKS COUNCIL

The works council of Alcatel-Lucent issued an opinion on the conditions of the Offer on June 1, 2015. The conclusions of this opinion were as follows: “In conclusion, other solutions were without doubt possible but we do not oppose the proposed sale of ALU to Nokia.”

8.	CONTACTS

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SEVERINE LEBRE-BADRE	severine.lebre-badre@alcatel-lucent.com	T : +33 (0)1 55 14 12 54
SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 55 14 10 06

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998

Disclaimer

This press release was prepared for informational purpose only. It is not an offer to the public and it is not for diffusion in any other country than France. The diffusion of this press release, the Offer and its acceptance may be subject to specific regulations or restrictions in certain countries. The Offer is not made for persons subject to such restrictions, neither directly nor indirectly, and may not be accepted in any way from a country where the Offer would be subject to such restrictions. Consequently, persons in possession of this press release shall inquire about potential applicable local restrictions and comply with them. Alcatel-Lucent excludes all liability in the event of any breach of the applicable legal restrictions by any person.

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ALCATEL-LUCENT REPORTS Q3 2015 RESULTS

STRONG FOCUS ON EXECUTION ENABLING CONTINUED IMPROVEMENT IN PROFITABILITY

DOUBLE-DIGIT GROWTH IN NEXT GENERATION TECHNOLOGIES REVENUES

•	Group revenues, excluding Managed Services and at constant perimeter, increasing 7% year-on-year, with notable strength from next-generation technologies revenues, up 23%. At constant exchange rates, Group revenues down 5% while next-generation technologies revenues up 11%.

•	Continued improvement in profitability with gross margin up 50 bps year-over-year to 34.5% and adjusted operating margin expanding 100 bps to 6.2%.

•	Fixed cost savings of Euro 126 million in the quarter, leading to cumulative fixed cost savings of Euro 872 million, or more than 90% of The Shift Plan objective.

•	Significant improvement in segment operating cash flow, up Euro 144 million year-over-year bringing year-to-date total to Euro 247 million, up Euro 271 million year-over-year; reiterating Shift Plan target of being free cash flow positive in 2015.

•	Core Networking revenues up 2% year-on-year at constant exchange rates to Euro 1,608 million and adjusted operating margin at 9.4%, up 90 bps year-on-year. For 2015 as a whole, revenues now expected to be in a range of Euro 6.8 to 7.0 billion and adjusted operating margin now expected to be at a level similar to 2014.

•	Access operating cash flow at Euro 41 million, up Euro 77 million. Access now expected to largely exceed the target of Euro 200 million for 2015 as a whole.

•	Successful completion of lump-sum pension offer to US retirees, with more than 30% overall take-up rate and expected lump-sum payments of more than US Dollar 5 billion; applying September 30, 2015 discount rates, lump-sum payment would result in an increase in pension surplus of nearly US Dollar 500 million; actual impact will be recognized in Q4 2015 income statement and will depend on discount rates in effect at the time of payment.

Key numbers for the third quarter 2015

In Euro million (except for EPS)	Third quarter 2015	Third quarter 2014	Change y-o-y

Profit&Loss Statement
Revenues	3,429	3,254	5%/-6%*
Gross profit	1,182	1,105	77
in % of revenues	34.5%	34.0%	50 bps
Adjusted Operating income	212	170	42
in % of revenues	6.2%	5.2%	100 bps
Reported Net income (loss) (Group share)	(206)	(18)	(188)
Reported EPS diluted (in Euro)	(0.07)	(0.01)	Nm
Reported E/ADS diluted (in USD)	(0.08)	(0.01)	Nm
Cash Flow Statement
Segment Operating cash flow	83	(61)	144
Free cash flow [1]	(96)	(81)	(15)
Free cash flow before restructuring cash outlays [1]	7	1	6

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In Euro million (except for EPS)	Third quarter 2015	Third quarter 2014	Change y-o-y

Profit&Loss Statement
The Shift Plan KPIs
Core Networking Revenues	1,608	1,443	11%/2	%*
Core Networking Adjusted Operating income	151	123	28
in % of revenues	9.4%	8.5%	90 bps
Access operating cash flow	41	(36)	77
Cumulative Fixed Cost Savings	872	645	227

*	At constant rate
(1)	Excluding Nokia transaction related costs

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Paris, October 29, 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) delivered another quarter of continuing improvement in profitability, with gross and operating margins up, reflecting sustained strong focus on execution as the Group prepares to combine with Nokia. Access, notably, recorded its highest level of profitability in any quarter since the launch of the Shift Plan. Cumulative fixed cost savings amounted to Euro 872 million, representing more than 90% of the 2015 objective.

Commenting on the results, Philippe Camus, Chairman and CEO of Alcatel-Lucent, said: “I am very pleased to report that our efforts to drive profitability and strengthen margins have continued to bear fruit in the third quarter, along with our strategy to refocus on next-generation technologies. We are also very satisfied with the progress being made on the proposed combination between Nokia and Alcatel-Lucent. As Nokia announced last week, the last major regulatory approvals have been secured allowing the proposed transaction to go ahead. The process is now moving into its final stages, and between the two companies, we are extremely confident of concluding it, as previously indicated, in the first quarter of next year - with a new and exciting global powerhouse in communications technology emerging as a result.”

Highlights of Q3 2015

•	Group revenues, excluding Managed Services and at constant perimeter, increased 7% year-on-year, with notable strength in next-generation revenues, which grew 23%. At constant exchange rates, Group revenues were down 5%, while next-generation revenues were up 11%. The weight of next-generation revenues continued to progress, representing 77% of revenues compared to 66% in the year-ago quarter.

•	Gross margin reached 34.5% of revenues, expanding 50 bps year-on-year, driven by a higher proportion of software sales, notably in IP Platforms, and improved profitability in certain businesses.

•	Cumulative fixed cost savings totaled Euro 872 million, or more than 90% of our Euro 950 million Shift Plan objective.

•	Adjusted operating income totaled Euro 212 million, or 6.2% of revenues, compared to Euro 170 million in Q3 2014, or 5.2% of revenues. Profitability of our Core Networking segment improved 90 bps to reach an adjusted operating margin of 9.4% while our Access segment reached an adjusted operating margin of 4.6%, its highest level of profitability in any quarter since the launch of The Shift Plan.

•	As reported, the Group showed a net loss (Group share) of Euro (206) million in Q3 2015, or Euro (0.07) per share, compared to Euro (18) million in the year-ago period. The larger net loss compared to the year-ago quarter was mainly due to the impact of a non-cash goodwill impairment charge related to ASN.

•	Segment operating cash flow showed significant year-over-year improvement to Euro 83 million, an increase of Euro 144 million compared to Q3 2014. Free cash flow excluding transaction related costs was Euro (96) million, down Euro 15 million year-on-year. We reiterate our Shift Plan objective of being free cash flow positive in 2015.

•	For 2015 as a whole, Core Networking revenues are expected to be in a range of Euro 6.8 to 7.0 billion and adjusted operating margin is now expected to be at a level similar to 2014, owing to dilutive contribution from ASN, itself resulting from delays in contractual implementation of awards, and from continued softness in some geographies, notably in Japan. Access, having reached record profitability in Q3, is now expected to largely exceed the segment operating cash flow target of Euro 200 million for 2015.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

•	The Group also announces today preliminary results of its US pension lump-sum offer. This was a one-time, voluntary, opportunity for about 85,000 retirees and surviving beneficiaries in the US Management Pension Plan and the US Inactive Occupational Pension Plan to convert their existing monthly pension benefit payments into a single lump-sum payment. In all, about 26,000 individuals – about 31% of those eligible for the offer or a take rate slightly better that our expected rate of 30% – elected to convert their existing pension benefit to a lump-sum payment, representing about US Dollar 5.3 billion in total payments. Payments will occur on November 2, 2015 and will come entirely from the existing plan assets. Payments, when made, will constitute a complete settlement of our pension obligations with respect to the individuals electing this offer. The actual surplus resulting from the offer will be recognized in our Q4 2015 income statement and will depend on the discount rate in effect at the payment date. Applying September 30, 2015 discount rates, the decrease in pension liabilities is expected to outweigh the decrease in pension assets by nearly US Dollar 500 million, with the overall rate of surplus for the US tax-qualified pension plans rising from 107% to 111%.

•	On October 6, 2015, the Group announced it will continue to operate its undersea cables business, Alcatel-Lucent Submarine Networks (ASN), as a wholly-owned subsidiary and will continue to execute its strategic roadmap. In the wake of this decision, we have decided, taking into account all relevant circumstances, to record an impairment charge of Euro 193 million, all in the form of a non-cash charge to goodwill historically allocated to ASN.

•	In early September, the Group repurchased Euro 300 million of its 6.75% Senior Notes due 2020, in an effort to continue to reduce its overall debt level.

CORE NETWORKING

Core Networking segment revenues were Euro 1,608 million in Q3 2015, an increase of 11% year-over-year at actual rates and 2% at constant rates. Adjusted operating income totalled Euro 151 million, or 9.4% of segment revenues in Q3 2015, up from Euro 123 million and 8.5% respectively in Q3 2014, essentially driven by improved profitability in IP Platforms. Core Networking segment operating cash flow was Euro 45 million in the quarter, an increase of Euro 83 million compared to Q3 2014.

Breakdown of segment (In Euro million)	Third quarter 2015	Third quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Second quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
Core Networking
Revenues	1,608	1,443	11%	2%	1,675	-4%	-3%
IP Routing	649	594	9%	0%	659	-2%	-1%
IP Transport	556	527	6%	1%	630	-12%	-11%
IP Platforms	403	322	25%	11%	386	4%	5%
Adjusted Operating income	151	123	28		153	(2)
in % of revenues	9.4%	8.5%	90 bps		9.1%	30 bps
Segment Operating Cash-Flow	45	(38)	83		192	(147)
in % of revenues	2.8%	-2.6%	Nm		11.5%	Nm

IP Routing revenues were Euro 649 million in Q3 2015, an increase of 9% at actual rates and flat at constant rates, when compared to Q3 2014. The business witnessed contrasting trends, with continued strong performance in EMEA and CALA almost entirely offset by softness in other geographies, notably in Japan. Revenues from non-telco customers grew at a double-digit pace year-over-year, at constant exchange rates, and now represented more than 15% of total IP Routing sales.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

•	The 7950 XRS IP Core router now has a total of 50 wins to-date, with 6 new wins in Q3 2015, including Telefonica, who will deploy various products in our routing portfolio. Strong year-over-year revenue growth continues to drive market share gains, with 6% share in Q2’15, according to Dell’Oro.

•	The introduction of the 7750 SR-e service router offers service providers and enterprises an optimized platform for smaller locations in large-scale IP networks or as a full-service router for smaller networks. This product furthers builds on the success of the SR-a, which has been shipped to over 60 customers, including Bharti Telecom and Indosat, in less than 9 months since its introduction.

•	Virtualized routing momentum continues, with 15 new customers for the VSR in Q3 2015, bringing the total to 31 deployments and over 80 trials.

•	Nuage added 5 new customers, bringing the total to 30 wins, including being recently named in an ecosystem of partners that will develop an NFV proof of concept for Telstra in Australia.

IP Transport revenues were Euro 556 million in Q3 2015, up 6% at actual rates and 1% at constant rates, compared to the year-ago quarter. Terrestrial optics revenues were adversely impacted by project timing during the quarter but otherwise witnessed solid business momentum as indicated by an end-of-quarter book-to-bill significantly above 1.0x. Non-telcos revenues grew very strongly year-over-year and now represent more than 20% of Terrestrial optics revenues. ASN witnessed year-over-year growth, but sales were tempered by delays in contractual implementation of awards.

•	Within WDM, our 1830 Photonic Service Switch (PSS) platform represented 61% of terrestrial optical product revenues in the quarter, up 11 percentage points year-on-year, and was notably selected by two non-telco customers - Eurotunnel and the Polish Government.

•	In Q3 2015, our 100G shipments represented 43% of total WDM line cards shipments, an increase of 8 percentage points year-on-year. Recent 100G announcements include Optus’ recent network upgrade in Australia. Traction for 200G continues, with 10% of the 100G ports shipped in Q3 being activated for 200G.

•	TIM has selected Alcatel-Lucent’s 9500 Microwave Packet Radio to support ultra-broadband connectivity between the Sicilian islands of Pantelleria and Lampedusa.

•	ASN continues to build its pipeline as it was recently selected to extend the South America Pacific Link (SAPL) submarine cable system and upgrade the PENCAN-7 and PENCAN-8 undersea cable systems.

IP Platforms revenues were Euro 403 million in Q3 2015, a year-on-year increase of 25% at actual rates and 11% at constant rates. Revenue growth in IP Platforms was driven by continued strength in IMS for VoLTE, notably in North America, where sales almost doubled year-over-year, in addition to our Customer Experience and SDM businesses. Growth was partially offset by declines in Policy and Charging as well as the tail-end of the phase-out of legacy businesses.

•	Reflecting successful expansion beyond traditional customers and geographies, China Mobile will deploy Alcatel-Lucent’s Rapport communications software to consolidate video, voice and messaging services on a single platform and offer VoLTE, while paving the way for future cloud-based services.

•	Alcatel-Lucent’s acquisition of Mformation will extend and enhance the capabilities of our Motive Customer Experience Management (CEM) solution to provide mobile and ‘Internet of Things’ security and device management solutions for mobile operators, service providers and enterprises.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

ACCESS

Access segment revenues were Euro 1,811 million in Q3 2015, flat year-over-year at actual rates and a decrease of 11% at constant rates. In Q3 2015, segment operating income was Euro 83 million, the single largest operating income recorded in any quarter since the launch of the Shift Plan. This reflects material improvement in Wireless profitability in addition to continued strong contribution from Fixed Access. Segment operating cash flow was Euro 41 million in the quarter, Euro 77 million better than Q3 2014.

Breakdown of segment (In Euro million)	Third quarter 2015	Third quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Second quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
Access
Revenues	1,811	1,807	0%	-11%	1,772	2%	4%
Wireless Access	1,184	1,176	1%	-13%	1,148	3%	4%
Fixed Access	548	518	6%	-1%	548	0%	3%
Managed services	65	97	-33%	-35%	58	12%	14%
Licensing	14	16	-9%	-13%	18	-20%	-17%
Adjusted Operating income	83	62	21		23	60
in % of revenues	4.6%	3.4%	120 bps		1.3%	Nm
Segment Operating Cash-Flow	41	(36)	77		129	(88)
in % of revenues	2.3%	-2.0%	Nm		7.3%	Nm

Wireless Access revenues were Euro 1,184 million, a year-on-year increase of 1% at actual rates and a decrease of 13% at constant rates. Within Wireless, China registered strong year-over-year and sequential revenue growth, benefitting from continued LTE deployments and volume catch-up from the prior quarter.

•	Alcatel-Lucent’s focus on the development of 5G networks continues to progress:

•	Verizon is working with key partners, including Alcatel-Lucent, to begin 5G field trials in 2016 to accelerate the expected rate of innovation.

•	The 5GNOW project, with technical leadership by Alcatel-Lucent, has been awarded the highest scientific excellence honor by the European Commission for advancing development of the next generation of mobile networks (5G) and strengthening European competitiveness.

•	Alcatel-Lucent will deploy LTE technology for Deutsche Telekom’s European ground network, which communicates with airplanes and complements Inmarsat’s S-band satellite services and enabling internet access in the air.

•	Cambodia’s Chuan Wei selected Alcatel-Lucent’s LTE and VoLTE technologies to expand mobile ultra-broadband connectivity across the country.

Fixed Access revenues were Euro 548 million in Q3 2015, an increase of 6% compared to the year-ago quarter at actual rates and a decrease of 1% at constant rates. Within Fixed, strong performance in China, Australia and Vietnam drove growth in APAC, while EMEA faced a difficult comparison in the year-ago quarter and spending in North America remained soft.

•	Alcatel-Lucent’s leadership in G.fast continues to be evidenced through commercial deployments including Chunghwa Telecom in Taiwan and extensive consumer trials with BT in north-east England and nbn™ in Australia.

•	Alcatel-Lucent deployed the world’s first TWDM-PON technology, which was used to offer 10G community-wide broadband service in Chattanooga, Tennessee.

•	At the Broadband World Forum, Alcatel-Lucent showcased first-to-market fixed access technologies across fiber and copper to support operators in meeting demand for ultra-broadband services, including a new G.fast multi-port micronode, the first commercially available Vplus products, and an expansion of our TWDM-PON portfolio.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

GEOGRAPHICAL INFORMATION

North America revenues increased 4% at actual rates year-over-year and declined by 13% at constant rates, as growth in IP Platforms and resilience in IP Routing was not enough to offset weakness in other businesses. Revenues in Europe increased 12% year-over-year (10% at constant rates), driven notably by strength in IP Routing and IP Transport. Asia Pacific posted an 8% year-over-year increase in revenues at actual rates and a 2% decrease at constant rates, reflecting slight growth in China that was more than offset by weakness in other countries, notably Japan. In Rest of World, revenues decreased 5% year-over-year (down 7% at constant rates), as flattish revenue performance in CALA was not enough to compensate declines in MEA.

Geographic breakdown of revenues (In Euro million)	Third quarter 2015	Third quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Second quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
North America	1,416	1,362	4%	-13%	1,528	-7%	-7%
Europe	797	711	12%	10%	792	1%	1%
Asia Pacific	779	721	8%	-2%	689	13%	17%
RoW	437	460	-5%	-7%	441	-1%	2%

Total group revenues	3,429	3,254	5%	-6%	3,450	-1%	1%

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

P&L HIGHLIGHTS

Adjusted Profit & Loss Statement (In Euro million except for EPS)	Third quarter 2015	Third quarter 2014	Change y-o-y	Second quarter 2015	Change q-o-q
Revenues	3,429	3,254	5%/-6%*	3,450	-1%/1%*
Cost of sales	(2,247)	(2,149)	(98)	(2,248)	1
Gross profit	1,182	1,105	77	1,202	(20)
in % of revenues	34.5%	34.0%	50 bps	34.8%	-30 bps
SG&A expenses	(422)	(400)	6%	(436)	-3%
R&D costs	(548)	(535)	2%	(591)	-7%
Adjusted Operating income	212	170	42	175	37
in % of revenues	6.2%	5.2%	100 bps	5.1%	110 bps
Restructuring costs	(84)	(75)	(9)	(122)	37
Litigations	2	1	1	—	2
Gain/(loss) on disposal of consolidated entities	(27)	(1)	(26)	(4)	(23)
Impairment of assets	(193)	—	(193)	—	(193)
Post-retirement benefit plan amendment	1	103	(102)	(1)	2
Financial expense	(99)	(128)	29	(114)	15
Share in net income of equity affiliates	1	1	0	—	1
Income/(loss) tax benefit	1	—	1	13	(12)
Income/(loss) from discontinued activities	(4)	(66)	62	(0)	(4)
Adjusted Net income (loss) (Group share)	(203)	(9)	(194)	(49)	(154)
Non-controlling interests	13	14	(1)	(4)	17
Adjusted EPS diluted (in Euro)	(0.07)	(0.00)	Nm	(0.02)	Nm
Adjusted E/ADS* diluted (in USD)	(0.08)	(0.00)	Nm	(0.02)	Nm
Number of diluted shares (million)	2,796.5	2,767.0	Nm	2,792.1	Nm

Adjusted Profit & Loss Statement (In Euro million except for EPS)	YTD’15	YTD’14	Change
Revenues	10,114	9,496	7%/-7%*
Cost of sales	(6,611)	(6,367)	(244)
Gross profit	3,503	3,129	374
in % of revenues	34.6%	33.0%	160 bps
SG&A expenses	(1,286)	(1,177)	9%
R&D costs	(1,748)	(1,613)	8%
Adjusted Operating income	469	339	130
in % of revenues	4.6%	3.6%	100 bps
Restructuring costs	(275)	(417)	142
Litigations	(17)	5	(22)
Gain/(loss) on disposal of consolidated entities	(35)	(20)	(15)
Impairment of assets	(193)	—	(193)
Post-retirement benefit plan amendment	(1)	103	(104)
Financial expense	(241)	(400)	159
Share in net income of equity affiliates	2	8	(6)
Income/(loss) tax benefit	(9)	81	(90)
Income/(loss) from discontinued activities	(17)	(47)	30
Adjusted Net income (loss) (Group share)	(320)	(364)	44
Non-controlling interests	3	16	(13)
Adjusted EPS diluted (in Euro)	(0.11)	(0.13)	Nm
Adjusted E/ADS* diluted (in USD)	(0.13)	(0.18)	Nm
Number of diluted shares (million)	2,790.5	2,763.7	Nm

*	At constant rate

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

CASH FLOW STATEMENT HIGHLIGHTS

Cash Flow highlights (In Euro million)	Third quarter 2015	Third quarter 2014	YTD’15	YTD’14
Adjusted operating income	212	170	469	339
Change in operating WCR	(129)	(231)	(222)	(363)
Segment Operating Cash Flow	83	(61)	247	(24)
Depreciation & Amort and other adjustments	187	354	391	438
Operating Cash Flow	270	293	638	414
Interest	(105)	(95)	(197)	(212)
Income tax (expense)	(8)	(19)	(55)	(75)
Pension funding & retiree benefit cash outlays	(25)	(32)	(73)	(134)
Restructuring cash outlays	(103)	(82)	(308)	(307)
Capital expenditures (incl. R&D cap.)	(137)	(146)	(396)	(378)
Disposal of Intellectual Property	—	—	16	8
Free Cash Flow	(108)	(81)	(375)	(684)
o/w Transaction related costs	(12)	—	(15)	—
Free Cash Flow excluding transaction related costs	(96)	(81)	(360)	(684)
Free Cash Flow excl. restructuring cash outlays & transaction costs	7	1	(52)	(377)

BALANCE SHEET HIGHLIGHTS

Statement of position - Assets (In Euro million)	Sept 30, 2015	June 30, 2015
Total non-current assets	11,222	11,501
Goodwill & intangible assets, net	4,567	4,779
Prepaid pension costs	2,813	2,831
Other non-current assets	3,842	3,891
Total current assets	10,747	11,441
OWC assets	4,451	4,667
Other current assets	987	997
Marketable securities, cash & cash equivalents	5,309	5,777

Total assets	21,969	22,942

Statement of position - Liabilities and equity (In Euro million)	Sept 30, 2015	June 30, 2015
Total equity	2,678	3,322
Attributable to the equity owners of the parent	1,811	2,443
Non controlling interests	867	879
Total non-current liabilities	11,801	11,680
Pensions and other post-retirement benefits	5,611	5,197
Long term debt	4,798	5,051
Other non-current liabilities	1,392	1,432
Total current liabilities	7,490	7,940
Provisions	1,151	1,239
Short term debt	503	575
OWC liabilities	4,240	4,557
Other current liabilities	1,596	1,569

Total liabilities and shareholder’s equity	21,969	22,942

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Alcatel-Lucent will host a press and analyst conference at 2.15 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/Q3-2015

Notes

The Board of Directors of Alcatel-Lucent met on October 28, 2015, examined the Group’s unaudited interim condensed consolidated financial statements at September 30, 2015, and authorized their issuance.

The interim condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/Q3-2015

“Operating income” is the Income from operating activities before restructuring costs, litigations, impairment of assets, gain on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

Upcoming events

February 4: Fourth-quarter results

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: + 33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: + 33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: + 33 (0)1 55 14 11 20
FLORENT DEFRETIN	florent.defretin@alcatel-lucent.com	T: + 33 (0)1 55 14 14 27
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: + 1 908-582-7998

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to product demand and market trends being as expected (in particular for those where we have decided to focus Alcatel Lucent’s resources), Alcatel Lucent’s ability to diversify its customer base, to reach the targeted levels of cash flow generation, to achieve the planned fixed cost savings or to achieve expected discount rates for the lump-sum pension offer to US retirees, as well as to close on certain operations, including the announced combination with Nokia. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include Alcatel Lucent’s projected combination with Nokia and achieving Shift Plan goals such as headcount reduction and streamlining the organization, product mix and site rationalization, exit of unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, Alcatel Lucent’s ability to realize the full value of its existing and future intellectual property portfolio in a complex technological environment (including defending itself in infringement suits and licensing on a profitable basis its patent portfolio), Alcatel Lucent’s ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for Alcatel Lucent’s legacy products and the technologies pioneered by Alcatel Lucent, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in Alcatel Lucent’s ability to execute on its other strategic plans, Alcatel Lucent’s ability to efficiently co-source or outsource certain business processes and more generally control its costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components it needs as well as Alcatel Lucent’s ability to efficiently source components when demand increases, the social, political risks Alcatel Lucent may encounter in any region of its global operations, the costs and risks associated with pension and postretirement benefit obligations, Alcatel Lucent’s ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, Alcatel Lucent’s ability to procure financing for its operations at an affordable cost, and the impact of each of these factors on Alcatel Lucent’s results of operations and cash; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel Lucent or its business or operations. Except as required by law, Alcatel Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), preliminary drafts of which were filed by Nokia with the SEC on August 14, 2015 and October 22, 2015, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

ADJUSTED PROFORMA RESULTS

In the third quarter, the reported net loss (Group share) was Euro (206) million or Euro (0.07) per diluted share (USD (0.08) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 3 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which excludes the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The third quarter 2015 adjusted net loss (Group share) was Euro (203) million or Euro (0.07) per diluted share (USD (0.08) per ADS).

	Q3 2015
(In Euro million except for EPS)	As reported	PPA	Adjusted

Revenues	3,429		3,429
Cost of sales	(2,247)		(2,247)

Gross Profit	1,182		1,182

SG&A expenses	(422)		(422)
R&D costs	(555)	7	(548)

Operating income	205	7	212

Restructuring costs	(84)		(84)
Litigations	2		2
Gain/(loss) on disposal of consolidated entities	(27)		(27)
Impairment of assets	(193)		(193)
Post-retirement benefit plan amendment	1		1

Income from operating activities	(96)	7	(89)

Financial expense	(99)		(99)

Share in net income of equity affiliates	1		1
Income/(loss) tax benefit	5	(4)	1

Income (loss) from continuing operations	(189)	3	(186)

Income (loss) from discontinued activities	(4)		(4)

Net Income (loss)	(193)	3	(190)

of which : Equity owners of the parent	(206)	3	(203)
Non-controlling interests	13		13

Earnings per share : basic	(0.07)		(0.07)
Earnings per share : diluted	(0.07)		(0.07)

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.1162 USD as of September 30, 2015.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

RESTATEMENT OF 2015 - 2013 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million	Q3’15	Q2’15	Q1’15	2014	Q4’14	Q3’14	Q2’14	Q1’14	2013	Q4’13	Q3’13	Q2’13	Q1’13
Revenues
Core Networking	1,608	1,675	1,450	5,966	1,802	1,443	1,369	1,352	6,151	1,726	1,516	1,583	1,326
IP Routing	649	659	583	2,368	664	594	561	549	2,253	555	580	624	494
IP Transport	556	630	492	2,114	649	527	484	454	2,120	618	544	530	428
IP Platforms	403	386	375	1,484	489	322	324	349	1,778	553	392	429	404
Access	1,811	1,772	1,782	7,157	1,871	1,807	1,907	1,572	7,447	1,983	1,951	1,816	1,697
Wireless Access	1,184	1,148	1,184	4,685	1,211	1,176	1,299	999	4,510	1,240	1,196	1,062	1,012
Fixed Access	548	548	506	2,048	549	518	521	460	2,069	542	541	523	463
Managed services	65	58	78	369	96	97	77	99	791	186	186	215	204
Licensing	14	18	14	55	15	16	10	14	77	15	28	16	18
Other & Unallocated	10	3	3	55	9	4	3	39	215	54	53	53	55
Total group revenues	3,429	3,450	3,235	13,178	3,682	3,254	3,279	2,963	13,813	3,763	3,520	3,452	3,078

Adj. operating income (loss)
Core Networking	151	153	41	630	288	123	123	96	479	258	93	139	(11)
in % of revenues	9.4%	9.1%	2.8%	10.6%	16.0%	8.5%	9.0%	7.1%	7.8%	14.9%	6.1%	8.8%	-0.8%
Access	83	23	67	42	6	62	11	(37)	(85)	76	46	(75)	(132)
in % of revenues	4.6%	1.3%	3.8%	0.6%	0.3%	3.4%	0.6%	-2.4%	-1.1%	3.8%	2.4%	-4.1%	-7.8%
Other & Unallocated	(22)	(1)	(26)	(49)	(10)	(15)	2	(26)	(116)	(41)	(25)	(18)	(32)
Total	212	175	82	623	284	170	136	33	278	293	114	46	(175)
in % of revenues	6.2%	5.1%	2.5%	4.7%	7.7%	5.2%	4.1%	1.1%	2.0%	7.8%	3.2%	1.3%	-5.7%

Segment Operating Cash Flow
Core Networking	45	192	(42)	528	415	(38)	103	48	482	317	62	110	(7)
in % of revenues	2.8%	11.5%	-2.9%	8.9%	23.0%	-2.6%	7.5%	3.6%	7.8%	18.4%	4.1%	6.9%	-0.5%
Access	41	129	(58)	48	154	(36)	(9)	(61)	(137)	223	26	(114)	(272)
in % of revenues	2.3%	7.3%	-3.3%	0.7%	8.2%	-2.0%	-0.5%	-3.9%	-1.8%	11.2%	1.3%	-6.3%	-16.0%
Other & Unallocated	(3)	(5)	(52)	(82)	(51)	13	2	(46)	(134)	(53)	(49)	(36)	4
Total	83	316	(152)	494	518	(61)	96	(59)	211	487	39	(40)	(275)
in % of revenues	2.4%	9.2%	-4.7%	3.7%	14.1%	-1.9%	2.9%	-2.0%	1.5%	12.9%	1.1%	-1.2%	-8.9%

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Availability of Alcatel-Lucent’s response offer document in connection with public exchange offer initiated by Nokia

Paris, France, November 12, 2015 – This press release was prepared and disseminated by Alcatel-Lucent (Euronext Paris and NYSE: ALU) in accordance with the provisions of article 231-27 3° of the general regulations of the French Autorité des marchés financiers (the “AMF”).

In accordance with the provisions of article L.621-8 of the Monetary and Financial Code and article 231-26 of the AMF general regulations, the AMF affixed visa no. 15-574 dated November 12, 2015 on the response offer document prepared by Alcatel-Lucent (the “Response Offer Document”) relating to the public exchange offer initiated by Nokia for the shares and OCEANEs of Alcatel-Lucent (the “Offer”).

The Response Offer Document is available on the websites of the AMF (www.amf-france.org) and Alcatel Lucent (www.alcatel-lucent.com), and can be obtained free of charge at Alcatel-Lucent’s headquarters (148-152 route de la Reine, 92100 Boulogne-Billancourt).

In accordance with the provision of article 231-28 of the AMF general regulations, information relating in particular to the legal, financial and accounting aspects of Alcatel-Lucent, will be filed with the AMF and made available to the public, no later than the day preceding the day of the opening of the Offer.

Prior to the opening of the Offer acceptance period, the AMF and Euronext Paris will respectively publish a notice announcing the opening and the timetable of the Offer (avis d’ouverture et de calendrier) and a notice announcing the terms and timetable of the Offer.

4.1	About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

4.2	Alcatel-Lucent Press Contacts

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (0)1 55 14 15 91

4.3

4.4	ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel-Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel-Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel-Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel-Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel-Lucent or its business or operations. Except as required by law, Alcatel-Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), preliminary drafts of which were filed by Nokia with the SEC on August 14, 2015 and October 22, 2015, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) filed by Nokia with the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov). Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

Monthly information regarding the total number of voting rights and the total number of shares of the Company

Article L. 233-8-II of the Commercial Code and article 223-16 of General Regulation of the AMF

Information related to October 2015

Date: October 31, 2015

Total number of shares: 2,841,508,155

Total number of voting rights:

Total of theoretical voting rights: 2,887,647,789

Total of voting rights exercisable at shareholders’ meeting*: 2,847,532,089

*	Total of voting rights exercisable at shareholders’ meeting = total number of voting rights attached to the shares – shares held by the issuer or its subsidiaries without voting rights